As filed with the  Securities  and  Exchange  Commission  on December 24, 1996.

                                                  Registration No. 333-15873
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                         GUARANTY FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)


           Virginia                             6712                         54-1786496
(State or Other Jurisdiction of     (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)      Classification Code Number)        Identification Number)


                            1658 State Farm Boulevard
                         Charlottesville, Virginia 22911
                                 (804) 970-1100
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                 Thomas P. Baker
                      President and Chief Executive Officer
                         Guaranty Financial Corporation
                            1658 State Farm Boulevard
                         Charlottesville, Virginia 22911
                                 (804) 970-1100

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                          Copies of Communications to:
                         Wayne A. Whitham, Jr., Esquire
                             R. Brian Ball, Esquire
                      Williams, Mullen, Christian & Dobbins
                        1021 East Cary Street, 16th Floor
                            Richmond, Virginia 23219

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


                                          CALCULATION OF REGISTRATION FEE
 ============================== ====================== ====================== ==================== =================
    Title of Each Class of          Amount to be         Proposed Maximum      Proposed Maximum       Amount of
  Securities to be Registered        Registered         Offering Price Per         Aggregate         Registration
                                                             Share(1)          Offering Price(1)        Fee(2)
 ============================== ====================== ====================== ==================== =================
 Common Stock,
   par value $1.25 per share       575,000 Shares              $9.00              $5,175,000          $1,569.00
 ============================== ====================== ====================== ==================== =================

(1)  Estimated solely for the purpose of calculating the registration fee.
(2)  Registration fee with respect to the 575,000 shares was paid with the initial filing of the Registration
     Statement on November 8, 1996.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         Guaranty Financial Corporation

                              CROSS REFERENCE SHEET
                    Pursuant to Item 501(b) of Regulation S-K
            Showing Heading or Location in Prospectus of Information
                     Required by Items in Part I of Form S-1


                        Item in Form S-1                        Location in Prospectus
                        ----------------                        ----------------------

   1.        Forepart of the Registration Statement and         Facing Page; Cross Reference Sheet; Outside Front
             Outside Front Cover Page of Prospectus              Cover Page

   2.        Inside Front and Outside Back Cover Pages of       Inside Front and Outside Back Cover Page
             Prospectus

   3.        Summary Information; Risk Factors; and Ratio of    Prospectus Summary; The Company; Risk Factors
             Earnings to Fixed Charges

   4.        Use of Proceeds                                    Use of Proceeds

   5.        Determination of Offering Price                    Outside Front Cover Page; Underwriting

   6.        Dilution                                           Not Applicable

   7.        Selling Security Holders                           Not Applicable

   8.        Plan of Distribution                               Underwriting

   9.        Description of Securities to be Registered         Outside Front Cover Page; Description of Capital
                                                                 Stock

   10.       Interests of Named Experts and Counsel             Legal Matters; Experts

   11.       Information with Respect to the Registrant
            (a)       Description of Business                   Prospectus Summary; Guaranty Financial
                                                                 Corporation; Business
            (b)       Description of Property                   Business
            (c)       Legal Proceedings                         Business
            (d)       Market Price, Dividends and Related       Market Price and Dividend Data
                      Shareholder Matters
            (e)       Financial Statements                      Financial Statements
            (f)       Selected Financial Data                   Selected Financial Data
            (g)       Supplementary Financial Information       Not Applicable
            (h)       Management's Discussion and Analysis of   Management's Discussion and Analysis of Financial
                      Financial Condition and Results of         Condition and Results of Operations
                      Operations
            (i)       Changes in and Disagreements with         Not Applicable
                      Accountants
            (j)       Directors and Executive Officers          Management
            (k)       Executive Compensation                    Management
            (l)       Security Ownership of Certain             Management
                      Beneficial






                      Owners and Management
            (m)       Certain Relationships and Related         Management
                      Transactions

   12.       Disclosure of Commission Position on               Description of Capital Stock
             Indemnification for Securities Act Liabilities


Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                   PROSPECTUS

      PRELIMINARY PROSPECTUS DATED DECEMBER 24, 1996, SUBJECT TO COMPLETION


                                 500,000 SHARES

                                     [LOGO]


                                  COMMON STOCK

            Guaranty Financial Corporation, a Virginia corporation ("Guaranty") is offering for sale 500,000 shares of its Common Stock, par value $1.25 per share (the "Common Stock"). The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "GSLC". On December 17, 1996, the quotation for the Common Stock was $8.25 bid - $8.75 offered and the last reported sale price was $8.75 per share on December 17, 1996. Guaranty reserves the right to increase the total number of shares offered by not more than 75,000 shares. See "Underwriting" for information regarding the factors considered in determining the offering price.


            See "Risk Factors" at page 7 for certain information that should be considered by prospective investors.
                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION, THE VIRGINIA STATE CORPORATION COMMISSION
       OR ANY OTHER STATE OR FEDERAL AGENCY, NOR HAS ANY STATE OR FEDERAL
         AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS
       DEPOSITS, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
              CORPORATION OR BY ANY OTHER STATE OR FEDERAL AGENCY.
                                 --------------


                                                               Broker/Dealer                 Proceeds to
                                      Price to Public          Commission (1)             Guaranty (2)(3)(4)
                                      ---------------          --------------            -------------------

   Per Share.....................  $                       $                          $
                                    --------------------    ----------------------     -----------------------
   Total (3).....................  $                       $                          $
                                    --------------------   -----------------------     -----------------------
   ------------

   (1) Payable to McKinnon & Company, Inc. (the "Underwriter"), as selling agent for Guaranty. Guaranty has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933.
   (2) Before deducting expenses payable by Guaranty estimated at approximately $_______.
   (3)      Assumes the sale of the entire 500,000 Shares offered hereby.
   (4) Guaranty reserves the right to increase the total number of shares offered by not more than 75,000 shares. If all of such additional shares are purchased, the total Price-to-Public, total Underwriting Discount and total Proceeds to Guaranty will be increased to $_________, $___________and $___________, respectively. See
            "Underwriting".


           The Shares are offered by the Underwriter, as selling agent for Guaranty, subject to prior sale, on a best efforts basis, and subject to certain other conditions, including the right to reject any order in whole or in part. This offering will close on or about January ___, 1997. Funds received by the Underwriter will be deposited at, and held by, Crestar Bank (the "Escrow Agent") in a noninterest-bearing escrow account in Richmond, Virginia. It is expected that such funds will be released from the escrow account and delivery of the Shares will be made on or about January ___, 1997.

                            McKinnon & Company, Inc.

               The date of this Prospectus is _________ ___, 1996

                   [GRAPHIC: MAPS OF VIRGINIA, CHARLOTTESVILLE
                            AND HARRISONBURG SHOWING
                           LOCATIONS OF MAIN OFFICE,
                          EXISTING BRANCH OFFICES, AND
                            PROPOSED BRANCH OFFICE]

            IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF GUARANTY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ SMALLCAP MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              AVAILABLE INFORMATION

         Guaranty's principal executive offices are located at 1658 State Farm Boulevard, Charlottesville, Virginia 22911, and its telephone number is
(804) 970-1100. Guaranty is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at regional offices of the Commission at the following locations: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site (address: http://www.sec.gov) that contains reports, proxy statements and other information regarding Guaranty.

         Guaranty has filed with the Commission a Registration Statement, as amended, on Form S-1 under the Securities Act of 1933, as amended, with respect to the Common Stock offered herein. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which have been omitted in accordance with the rules and regulations of the Commission. For further information pertaining to Guaranty and the Common Stock offered herein, reference is made to the Registration Statement and amendments and exhibits thereto, which may be inspected and copied as described above.

                               PROSPECTUS SUMMARY

         The following summary does not purport to be complete and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere in this Prospectus.

         Guaranty Financial Corporation ("Guaranty") is the holding company for Guaranty Savings and Loan, F.A. (the "Bank"), a federally chartered savings association that is converting to a Virginia chartered bank. The Bank is 15 years old, operates four branches in the City of Charlottesville and Albemarle County, Virginia, and plans to open a fifth branch in Harrisonburg, Virginia in the spring of 1997. Guaranty is the only community bank or savings and loan headquartered or operating in Charlottesville or Albemarle County. At June 30, 1996, Guaranty had grown to assets of $110.2 million, deposits of $74.7 million and tangible stockholders' equity of $6.4 million, or $6.91 per share. In the fiscal year ended June 30, 1996, net income increased 71.0% to $643,000 from $376,000 in fiscal 1995 and, with 69.4% more average shares outstanding, earnings per share were constant at $.70. The return on average assets and average equity increased from 0.41% to 0.64% and from 9.67% to 10.24% from 1995 to 1996. At June 30, 1996, deposits were up 42.4% from June 30, 1995, and, at June 30, 1996 the leverage ratio was 6.01% down from 6.72% at June 30, 1995. In order to support asset and deposit growth and to facilitate approval of its conversion from a federal thrift to a state bank, management intends to increase its equity to asset ratio to approximately 9.00% which is more in line with banks of similar size.

         Guaranty has filed applications to convert from a federal savings association to a Virginia-chartered bank. If such applications are approved, Guaranty anticipates that the conversion will occur in February, 1997. Guaranty does not anticipate that the charter conversion will have any material short term effect on its business or results of operations. Capital requirements of banks and savings associations are essentially the same. Guaranty's FDIC insurance assessment would not change as the result of a charter conversion. Guaranty would conduct this Offering to support its anticipated growth even if it were not seeking to convert to a bank charter.

         Guaranty is expanding its loan and deposit products in an effort to improve its net interest margin. Certain of those new products, including commercial loans and commercial checking accounts, in Guaranty's opinion, are not considered traditional thrift products. Guaranty's strategy is that it will be better able to market such products if it operates as a bank. Office of Thrift Supervision ("OTS") regulations that currently govern Guaranty limit the percentage of its assets that may be invested in commercial and consumer loans. While Guaranty does not believe that such limits would affect its commercial and consumer lending activities in the short run, after a charter conversion, OTS regulations would not apply to Guaranty. As a bank, no comparable commercial or consumer lending restrictions would apply to Guaranty.

         In the past, Guaranty has been primarily a residential mortgage lender. Recently, Guaranty has begun to offer consumer, small business, home equity and commercial loans and has recently hired commercial and consumer loan officers. Consumer and commercial lending involve risks that differ from those presented by residential mortgage lending. See "Business - Credit Policies." The business strategy in converting from a savings and loan to a commercial bank is to increase Guaranty's net interest margin and performance ratios. In 1996, the net interest margin was 2.54%, up from 2.38% in 1995, but still was significantly below average bank levels.

         Guaranty's special assessment in connection with recently enacted federal legislation to recapitalize the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") was a one-time charge against earnings of $347,000 pre-tax, $225,000 after taxes, in the quarter ended September 30, 1996. Without the special one-time assessment, Guaranty would have earned $192,000 or $.21 per share for the quarter ended September 30, 1996, a 24.3% increase from the comparable quarter last year. Assets at September 30, 1996 were $115.2 million, a 21.1% increase over the prior year. The net interest margin increased to 2.66% for the quarter ended September 30, 1996, up from 2.56% in the comparable quarter of the prior year. The FDIC deposit insurance premium on SAIF insured deposits will be reduced from the prior annual rate of $2.60 per $1,000 of deposits to a new estimated annual rate of $.64 per $1,000 of deposits in calendar 1997. Based on deposits of $78.656 million at September 30,

1996, this reduction would decrease insurance costs and increase annual income by approximately $154,000 pre-tax and $108,000 after taxes. With Guaranty's significant growth in deposits in fiscal 1996 and in anticipation of further deposit growth from two additional branch offices opened in December and scheduled to open in the spring of 1997, management believes future reductions in deposit insurance assessments will offset the one-time special assessment in less than three years.

         The directors of Guaranty have agreed with the Underwriter to a standard requirement not to sell or otherwise dispose of any shares of Common Stock for a period of 120 days after the commencement of the Offerings without the prior written consent of the Underwriter. It is anticipated that the Underwriter will not give its consent to any sales or dispositions during this period that, in its opinion, may have an adverse effect on the market price of the Common Stock. After the expiration of the 120 day period, sales of Common Stock by these individuals may have an adverse effect on the market price of the Common Stock. Officers of Guaranty who are not directors have not entered into any agreements restricting sales of their Common Stock in Guaranty. See "Underwriting."



                                                          The Offering

Shares offered...........................    A total of  500,000  Shares on a best  efforts  basis  (the  "Offering").  Guaranty reserves  the right to  increase  the total  number of shares  offered  by not more than 75,000 shares.  See "Underwriting."

Common Stock.............................    919,168  shares of Common Stock  outstanding at November 1, 1996;  1,419,168  after completion of the Offering, assuming the sale of all 500,000 Shares.

Use of proceeds..........................    To  support  future  growth  of  Guaranty's   assets  and  for  general   corporate
                                             purposes.  See  "Guaranty  Financial  Corporation,"  "Use of  Proceeds"  and  "Risk
                                             Factors."

Market area..............................    All  existing  branches  of  Guaranty  are  located  within   Charlottesville   and
                                             Albemarle  County,   Virginia.   Guaranty  intends  to  open  a  branch  office  in
                                             Harrisonburg,  Virginia in the spring of 1997.  See "Risk Factors - Expansion  into
                                             New Markets."

Trading symbol...........................    Guaranty  is listed on the Nasdaq  SmallCap  Market  under the symbol  "GSLC."  See
                                             "Market Price and Dividend Data."

Dividends................................    Guaranty  paid  semi-annual  dividends  on its  Common  Stock of $0.05 per share in
                                             June and December  1996.  See "Market  Price and Dividend  Data,"  "Description  of
                                             Capital  Stock" and  "Business -  Supervision  and  Regulation  -  Restrictions  on
                                             Capital Distributions."

Investment considerations................    Prospective  investors should carefully  consider certain factors before purchasing any of the Shares offered in the Offering.  See "Risk Factors."



                             SUMMARY FINANCIAL DATA

                                                             Three Months Ended
                                                                 September 30,                     Year Ended June 30,
                                                             --------------------  -------------------------------------------------
                                                                1996         1995      1996       1995      1994      1993      1992
                                                                ----         ----      ----       ----      ----      ----      ----
                                                              (In thousands, except ratios, per share data and shares outstanding)

 Income Statement Data:
    Interest Income...................................       $ 2,159       $1,815  $  7,617   $  6,788  $  6,684  $  7,717  $  8,771
    Interest Expense..................................         1,443        1,245     5,192      4,662     5,073     5,094     6,358
    Net interest income...............................           716          570     2,425      2,126     1,611     2,623     2,413
    Provision (credit) for loan losses................            46          (4)        57        (9)        74        37         0
    Noninterest income................................           274          260     1,107        872       126       828       663
    Noninterest expense (1)...........................           995          596     2,487      2,530     2,182     1,958     1,939
    Net income (loss) (1).............................          (33)          155  $    644   $    376  $  (480)  $    973  $    780
                                                                              ===  ========   ========  ========  ========  ========
 Per Share Data:
    Net Income (loss) (1).............................       $(0.04)        $0.17  $    .70   $    .70  $ (0.90)  $   1.81  $   1.45
    Cash dividends....................................             -            -      0.05       0.00      0.00      0.25      0.00
    Dividend payout ratio (2).........................             -            -      0.07          -         -      0.14         -
    Book value at period end..........................          6.89         6.91      6.91       6.57      6.57      7.47      5.90
    Tangible book value at period end.................          6.89         6.91      6.91       6.57      6.57      7.47      5.90
 Balance Sheet Data:
    Total assets......................................      $115,229      $95,114  $110,161   $ 89,461  $ 88,256  $ 92,832  $ 96,048
    Loans, net........................................        86,132       79,088    84,081     75,221    77,755    70,195    74,035
    Securities........................................        16,305        7,789    14,655      6,096     7,217    18,004    19,049
    Deposits..........................................        78,656       56,076    74,687     52,461    53,467    50,020    54,878
    FHLB advances and other borrowings................        25,420       26,925    23,604     25,050    23,950    25,750    24,025
    Stockholders' equity..............................         6,337        6,164     6,349      6,016     3,531     4,011     3,173
    Shares outstanding................................       919,168      915,568   919,168    915,568   537,168   537,168   537,168
    Average shares outstanding........................       919,168      915,568   917,668    541,768   537,168   537,168   537,168
 Performance Ratios:
    Return on average assets..........................        -0.03%        0.17%     0.64%      0.41%   (0.49)%     1.00%      .79%
    Return on average equity..........................        (0.59)         2.62     10.24       9.67   (12.00)     26.31     27.97
    Net interest margin (3)...........................          2.66         2.56      2.54       2.38      1.68      2.82      2.56
 Asset Quality Ratios:
    Allowance for loan losses to period end loans.....         0.96%        0.93%     0.94%      0.98%     0.96%     1.05%     0.91%
    Allowance for loan losses to nonaccrual loans.....         54.09        43.97     54.05      48.01     85.01     79.87    134.31
    Nonperforming assets to period end loans and foreclosed
       properties (4).................................          1.84         2.25      1.72       2.21      1.87      2.91      2.20
    Net charge-offs (recoveries) to average loans.....          0.00         0.02      0.02       0.00      0.09    (0.03)      0.03
 Capital and Liquidity Ratios:
    Leverage..........................................         5.83%        6.62%     6.01%      6.72%     4.00%     4.32%     3.30%
    Risk based
       Tier 1 capital.................................         11.64        12.75     12.13      13.31      7.76      9.05      7.28
       Total capital..................................         12.84        14.10     13.28      14.56      9.01     10.31      8.56
       Tangible capital...............................          5.83         6.62      6.01       6.72      4.00      4.32      3.30
    Average loans to average deposits.................        121.95       140.96    129.00     144.01    146.48    137.41    119.21
    Average equity to average assets..................          5.57         6.48      6.24       4.22      4.07      3.80      2.89
------------------------

(1) The one-time SAIF assessment in the September 30, 1996 quarter increased non-interest expenses by $347,000 and reduced net income by $225,000 and earnings per share by $.25 per share. Excluding the SAIF assessment, net income and earnings per share would have been $192,000 and $.21, respectively, for the September 30, 1996 quarter, compared with net income of $155,000 and earnings per share of $.17 for the September 30, 1995 quarter, increases of 24.3% and 23.5%, respectively.
(2) Guaranty paid a semi-annual cash dividend on its Common Stock of $.05 per share in June 1996, which was the first dividend paid since July 1993, when Guaranty paid a dividend of $.25 per share on its Common Stock. Guaranty anticipates paying dividends on a semi-annual basis in the future.
(3)      Net interest income dividend by total average earnings assets.
(4) Nonperforming assets consist of nonaccrual loans, restructured loans, and foreclosed properties. As of September 30, 1996, Guaranty had total nonperforming assets of $1.67 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Loan Portfolio."


                                  RISK FACTORS

         In addition to the other information in this Prospectus, prospective investors should carefully consider the following factors relating to Guaranty and the Common Stock offered hereby.

   Conditions to Conversion to a Bank Charter

         Guaranty has filed applications to convert the Bank from a federally-chartered savings association to a Virginia-chartered, Federal Reserve member, commercial bank. There is no assurance that the federal or state banking regulators will approve such a charter conversion or that any such approval will not contain conditions that would require Guaranty to substantially modify the Bank's balance sheet or operations. In particular, Guaranty expects that approval of such applications will be conditioned on the sale of substantially all of the shares of Common Stock offered hereby and that the federal or state banking regulators will require Guaranty, over time, to reduce its ratio of loans-to-deposits, which was 109.5% at September 30, 1996. See "Business - Supervision and Regulation - Charter Conversion."

         In the past, Guaranty has been primarily a residential mortgage lender. Recently, it began expanding its consumer lending and has increased its emphasis on commercial real estate lending. Additionally, Guaranty has begun to offer commercial business loans. Commercial loan and consumer loan departments have been staffed by loan officers with prior lending experience. Consumer and commercial lending involve risks that differ from those presented by residential mortgage lending. See "Business Credit Policies". There can be no assurance that Guaranty will be able to effectively manage such risks or that it will be able to effectively compete in these areas with other lenders, many of which have more capital, experience and established customer relationships.

   Impact of New Fixed Assets, Market Expansion and Asset Growth

         Until December 1996, Guaranty's operations center was located at its Seminole Trail branch, which opened in 1983. Guaranty purchased its Seminole Trail branch for $1.15 million in June 1996. Guaranty completed and opened a new 20,000 square foot combined operations center and fourth retail branch in the Pantops area in east Charlottesville in December 1996 at a total cost of approximately $2.4 million. Guaranty has purchased land in Harrisonburg, Virginia on which it will build a fifth branch office, which is scheduled to open in the spring of 1997. The investment in land, building and equipment for such branch office is expected to be approximately $750,000. Investments in fixed assets reduce Guaranty's ratio of interest earning assets to interest bearing liabilities, which adversely affects net interest income. If Guaranty's new branch offices do not generate significant amounts of new deposits and loans, Guaranty's profitability will be adversely affected.

         To date, no employees have been hired to staff the Harrisonburg office. Harrisonburg is a highly competitive banking area with average bank deposits per branch similar to the Charlottesville market. No assurances can be given that Guaranty will be able to compete effectively in the Harrisonburg, Virginia market with only one branch office location.

         It is the intention of Guaranty's management to expand Guaranty's asset base. In particular, Guaranty hopes to utilize the capital raised in the Offering to increase its retail deposit base in Charlottesville and Albemarle County, Virginia and begin operations in Harrisonburg, Virginia. Additional capital also would increase Guaranty's legal lending limit under federal law, which in turn would allow Guaranty to diversify its loan mix by competing more actively in its market area for commercial real estate, business and consumer loans, which carry higher interest rates than residential mortgage loans. Management is expanding Guaranty's commercial and consumer loan origination activities. See "Guaranty Financial Corporation." Guaranty's ability to manage growth successfully will depend on its ability to maintain cost controls and asset quality while attracting sufficient loans and deposits, as well as on factors beyond Guaranty's control, such as economic conditions and interest rate trends. If Guaranty grows too quickly and is not able to control costs and maintain asset quality, Guaranty's growth could materially adversely affect its financial performance.

   Dependence on Borrowings

         At September 30, 1996, Guaranty's total loans were 109.5% of its deposits, with the difference between total loans and total deposits funded by advances from the FHLB of Atlanta and other short term borrowings. Reliance on short term borrowings can adversely affect an institution's ability to manage its interest rate risk and limits its ability to respond to new loan demand. Although the Bank will remain a member of the FHLB of Atlanta, Guaranty intends to reduce its reliance on borrowings and its ratio of loans-to-deposits by replacing FHLB advances from anticipated deposit growth at new and existing
offices.    .

   Impact of Fluctuations in Interest Rates

         Guaranty's results of operations are highly influenced by the level of interest rates, changes in interest rates and other economic conditions that are beyond the control of Guaranty, including monetary and fiscal policies of the federal government. Guaranty is in a liability-sensitive interest rate position in which rising interest rates are likely to adversely affect earnings because Guaranty's liabilities will reprice faster than its assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Interest Sensitivity." Increases in interest rates adversely affect Guaranty by reducing the demand for loans, while decreases in interest rates generally stimulate mortgage lending. Interest rate increases above the interest rate caps on Guaranty's adjustable rate loans would restrict interest income. Economic conditions in the real estate market influence both the demand for loans and the frequency of delinquencies and losses incurred on the sale of foreclosed real estate.

   Potential Consequences of Undersubscribed Offering

         The Underwriter is selling the Shares on a best efforts basis, which means that it may sell all, none or only some of the Shares. As there is no minimum number of Shares which must be sold, a closing could occur even if only a small number of Shares is sold and it is possible that expenses of the Offering will exceed proceeds. See "Underwriting." In such event, Guaranty may be required to pursue other methods of raising capital, including the sale of preferred stock.

   Possible Fluctuations in Stock Price

         Factors such as quarterly or cyclical variations in Guaranty's financial results, future developments concerning Guaranty or its competitors, and developments affecting the thrift and banking industry generally, could cause the market price of the Common Stock to fluctuate substantially.

   Geographic Concentration of Loan Portfolio

         The majority of Guaranty's loans are made to borrowers within Charlottesville and Albemarle County, and adjacent areas. Accordingly, significant deterioration in the economic condition of Charlottesville, Albemarle County or the surrounding areas could significantly adversely affect repayment of the loans held by Guaranty.

   Competition

         Guaranty's full-service retail facilities primarily serve the City of Charlottesville and Albemarle County, Virginia. See "Business - Market Area." Guaranty operates in a highly competitive environment in Charlottesville and Albemarle County, competing for deposits and loans with commercial banks and other financial institutions, including four statewide and two regional commercial banks that possess substantially greater financial resources than Guaranty. These institutions have significantly higher lending limits than

Guaranty and provide various services for their customers, such as trust services, which Guaranty does not offer. In addition, there can be no assurance that additional financial institutions with substantially greater resources than Guaranty will not establish operations in Guaranty's service area. See "Business
- Competition."

   Governmental Regulation

         Institutions such as Guaranty are subject to extensive supervision and regulation by the OTS and the FDIC. This supervision and regulation establishes a comprehensive framework of activities in which an institution may engage, and are intended primarily for the protection of the SAIF and depositors. This regulatory structure also provides the OTS and the FDIC with significant discretion in connection with their supervisory and enforcement activities. Any change in such regulation, whether by the OTS or the FDIC, or any new legislation enacted by the United States Congress, could adversely affect the thrift industry generally and the operations of Guaranty in particular. See "Business - Supervision and Regulation."

   Influence by Certain Existing Shareholders

         As of the date of this Prospectus, Guaranty's directors and executive officers own approximately 40.07% of Guaranty's outstanding Common Stock. See "Management - Security Ownership of Management." As a result, Guaranty's directors and executive officers, if acting together, are able to influence significantly all matters requiring approval by the shareholders of Guaranty, including the election of directors and, accordingly, the future course of Guaranty. Guaranty, however, has neither solicited nor received any commitments from its directors and executive officers to purchase shares of Common Stock in the Offering. While it expects its directors and executive officers will purchase such shares in the Offering, Guaranty is not aware of the number of shares that the directors and executive officers will purchase, but anticipates that the percentage of ownership by Management will decrease immediately following the completion of the Offering.


                                 USE OF PROCEEDS

         If the 500,000 shares of the Common Stock described in this Prospectus and the 75,000 additional shares for which Guaranty reserves the right to offer are purchased, the total proceeds to Guaranty are estimated to be approximately $4.5 million. Guaranty will invest the net proceeds from the sale of such Common Stock in the Bank to provide additional capital, and for general banking purposes, including loans and investments. Additional capital will enhance the Bank's ability to grow and attract more loans and deposits. As its additional branch offices open, Guaranty anticipates substantial growth and, although current capital is within current federal regulatory guidelines, additional capital is required for the Bank to support anticipated growth. Although Guaranty would conduct the Offering to support its anticipated growth even if it were not seeking to convert the Bank from a federal savings association to a commercial bank, it expects that the applications that it has filed for the conversion, if approved, will be conditioned on the sale of substantially all of the shares offered hereby.

                                 CAPITALIZATION

         The following table sets forth the capitalization of Guaranty at September 30, 1996. This table should be read in conjunction with the financial statements and related notes thereto included in this Prospectus.

Stockholder's equity:                                       September 30, 1996
                                                            ------------------
     Common Stock, $1.25 par value, 4,000,000
        shares authorized, 919,168 shares issued
        and outstanding.............................            $1,148,960
     Preferred Stock, $1.00, par value, 500,000
        shares authorized, none issued or
        outstanding.................................                   -0-
     Capital surplus................................             1,981,745
     Unrealized loss on available for sale                       (258,650)
        securities..................................
     Retained earnings..............................             3,464,654
                                                                 ---------
     Total stockholders' equity.....................            $6,336,709
                                                                ==========



                         MARKET PRICE AND DIVIDEND DATA

         Prior to June 29, 1995, there was no established public trading market for the Common Stock. Before then, the Common Stock sporadically traded in a limited number of privately negotiated transactions. The Common Stock was listed on the Nasdaq SmallCap Market, effective June 29, 1995. See "Risk Factors." At December 11, 1996, there were 919,168 shares of Common Stock outstanding held by 614 holders of record.

         The following table lists the high and low sale prices for the Common Stock for the periods indicated. Prices have been adjusted to reflect the two for one stock split paid in January 1996.


                                                         High          Low
July 1, 1995 - Sept. 30, 1995...............            $7.38         $6.38
Oct. 1, 1995 - Dec. 31, 1995................             7.25          7.13
Jan. 1, 1996 - March 31, 1996...............             8.50          7.25
April 1, 1996 - June 30, 1996...............             8.50          7.50
July 1, 1996 - Sept. 30, 1996...............             9.00          7.25
Oct. 1, 1996 - Dec. 17, 1996................             9.50          8.25


         Guaranty paid semi-annual cash dividends on its Common Stock of $.05 per share in June and December 1996. The June 1996 dividend was the first dividend paid since July 1993, when Guaranty paid a dividend of $.25 per share on its Common Stock.

         At December 17, 1996, the bid and asked prices for the Common Stock were $8.25 and $8.75, respectively, and the last sale price was $8.75. See "Business - Supervision and Regulation - Restrictions on Capital Distributions."

                         GUARANTY FINANCIAL CORPORATION

         Guaranty is the holding company for Guaranty Savings and Loan, F.A. (the "Bank"), a federally chartered savings association which began business in February 1981 and is headquartered in Charlottesville, Virginia. Guaranty opened additional branches in 1983 and 1985 in Charlottesville and Albemarle County, Virginia. At June 30, 1996, after 15 years of operation, Guaranty had grown to assets of $110.2 million, deposits of $74.7 million and stockholders' equity of $6.35 million, or 5.76% of total assets. A new corporate headquarters in the Pantops area, east of Charlottesville, which contains the operations area and a fourth branch office opened in December 1996, and a fifth branch in Harrisonburg, Virginia is expected to open in the spring of 1997.

         Management intends to convert the Bank from a federal savings association to a Virginia chartered, Federal Reserve member, bank. Applications for a charter conversion have been filed with the appropriate state and federal bank regulatory agencies. The Bank has recently begun to offer consumer loans and government-insured and conventional small business loans. The Bank has also recently hired experienced commercial and consumer loan officers.

         In the year ended June 30, 1996, Guaranty had a 71.0% increase in net income. Earnings per share on 69.4% more average shares outstanding in fiscal 1996 than fiscal 1995 remained constant at $.70 per share. The return on average assets and average equity increased from .41% to .64% and from 9.67% to 10.24% from 1995 to 1996. Core deposits increased by 42.0%; assets by 23.0% and loan originations by 9.19% from June 30, 1995 to June 30, 1996. At June 30, 1996 total assets were $110.0 million and tangible stockholders' equity was $6.35 million, or $6.91 per share. Net income for the year ended June 30, 1996 was $643,000.

         Guaranty's net income in the year ended June 30, 1995 was $376,000 and Guaranty experienced a loss of $480,000 in the year ended June 30, 1994. Results of operations in fiscal 1995 and 1994 were adversely affected by a low level of capital, which effectively precluded asset growth, and by significant amounts of interest expense incurred as certain mortgage-backed bonds, issued in 1987, were prepaid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Interest Income, Interest Expense and Net Interest Income."

         In September 1996, Federal legislation was enacted to recapitalize the Savings Association Insurance Fund ("SAIF"), of which the Bank is a member. All depository institutions with SAIF-insured deposits paid a special assessment to the SAIF and, beginning in the first calendar quarter of 1997, quarterly insurance assessments on SAIF-insured deposits will be substantially reduced. The Bank has experienced significant growth in core deposits since March 31, 1995, which is the base date for the calculation of the one-time special assessment. As such, the Bank's assessment was a one-time charge against earnings of $347,000 pre-tax, $225,000 after taxes, in the quarter ended September 30, 1996. Without the special one-time assessment, Guaranty would have earned $192,000 or $.21 per share for the quarter ended September 30, 1996, a 24.3% increase from the comparable quarter last year. Assets at September 30, 1996 were $115.2 million, a 21.1% increase over the prior year. The net interest margin increased to 2.66% for the quarter ended September 30, 1996, up from 2.56% in the comparable quarter of the prior year. The FDIC deposit insurance premium on SAIF insured deposits will be reduced from the prior annual rate of $2.60 per $1,000 of deposits to a new estimated annual rate of $.64 per $1,000 of deposits in calendar 1997. Based on deposits of $78.656 million at September 30, 1996, this reduction would decrease insurance costs and increase annual income by approximately $154,000 pre-tax and $108,000 after taxes. With Guaranty's significant growth in deposits in fiscal 1996 and in anticipation of further deposit growth from two additional branch offices opened in December and scheduled to open in the spring of 1997, management believes future reductions in deposit insurance assessments will offset the one-time special assessment in less than three years.

         Guaranty is the only independent community bank or savings and loan association headquartered in, or even with an office in, Charlottesville or Albemarle County, Virginia. This area had a collective population of approximately 108,000 in 1990 according to census figures, is located in central Virginia 110 miles southwest of

Washington, D.C. and 70 miles west of Richmond, Virginia, and includes the University of Virginia, the area's largest employer. Guaranty operates three full service retail branches, which serve Charlottesville and Albemarle County.

         Historically, Guaranty's principal business activities have been attracting checking and savings deposits from the general public through its retail banking offices and originating, servicing, investing in and selling loans secured by first mortgage liens on single-family dwellings, including condominium units. Of Guaranty's $88.0 million of gross loans outstanding at June 30, 1996, 80% represented residential first mortgages and 66.1% of gross loans had adjustable interest rates.

         In 1996, Guaranty began to originate commercial loans to small businesses and has placed additional emphasis on consumer lending. Guaranty also lends funds to retail banking customers by means of home equity and installment loans, and originates loans secured by commercial properly and multi-family dwellings. Guaranty invests in certain United States government and agency obligations and other investments as permitted by applicable laws and regulations.

         Until December 1996, Guaranty's operations center was located at its Seminole Trail branch, which opened in 1983. Guaranty completed and opened a combined branch office and operations center in December 1996. The new facility is located on the east side of Charlottesville in the Pantops area of Albemarle County. The new facility contains 20,000 sq. ft., of which Guaranty occupies 15,500 sq. ft., with the remainder to be leased. In addition, Guaranty has acquired land in Harrisonburg, Virginia to construct a fifth retail branch. It is anticipated that the branch will open in the spring of 1997. Guaranty would continue to operate its three current branches, including the Seminole Trail branch. See "Risk Factors - New Fixed Assets."

         Guaranty's deposit accounts of up to $100,000 are insured by the Savings Association Insurance Fund ("SAIF") administered by the Federal Deposit Insurance Corporation ("FDIC"). Guaranty is a member of the Federal Home Loan Bank ("FHLB") of Atlanta. Guaranty is subject to the supervision, regulation and examination of the Office of Thrift Supervision ("OTS") and the FDIC. See "Business - Supervision and Regulation."

         The directors of Guaranty have agreed with the Underwriter to a standard requirement not to sell or otherwise dispose of any shares of Common Stock for a period of 120 days after the commencement of the Offerings without the prior written consent of the Underwriter. It is anticipated that the Underwriter will not give its consent to any sales or dispositions during this period that, in its opinion, may have an adverse effect on the market price of the Common Stock. After the expiration of the 120 day period, sales of Common Stock by those individuals may have an adverse effect on the market price. Officers of Guaranty who are not directors have not entered into any agreements restricting sales of their Common Stock in Guaranty. See "Underwriting."

         Guaranty's main offices are located at 1658 State Farm Boulevard, Charlottesville, Virginia 22911 and its telephone number is (804) 970-1100.

                             SELECTED FINANCIAL DATA


         The year-end income statement data, the year-end balance sheet data, and the year-end per share data regarding net income contained in the following financial data for the five years ended June 30, 1996 are derived from the financial statements of Guaranty. The financial statements for the fiscal years ended June 30, 1996, 1995 and 1994 were audited by BDO Seidman, LLP, certified public accountants. The financial data for the three months ended September 30, 1996 and 1995 are derived from unaudited Guaranty's financial statements, which reflect in the opinion of management all adjustments, consisting only of normal recurring expenditures, necessary for a fair presentation of the results of such periods, adjusted as described in the notes below. The results for the three month periods ended September 30, 1996 and 1995 are not necessarily indicative of results for the full year or any future period. The selected financial information should be read in conjunction with the audited financial statements of Guaranty included elsewhere in this Prospectus.



                                                             Three Months Ended
                                                                 September 30,                      Year Ended June 30,
                                                             ------------------- ---------------------------------------------------
                                                                1996        1995      1996       1995      1994       1993      1992
                                                                ----        ----      ----       ----      ----       ----      ----
                                                              (In thousands, except ratios, per share data and shares outstanding)
Income Statement Data:
   Interest Income...................................       $  2,159      $1,815  $  7,617   $  6,788  $  6,684   $  7,717  $  8,771
   Interest Expense..................................          1,443       1,245     5,192      4,662     5,073      5,094     6,358
   Net interest income...............................            716         570     2,425      2,126     1,611      2,623     2,413
   Provision (credit) for loan losses................             46         (4)        57        (9)        74         37         0
   Noninterest income................................            274         260     1,107        872       126        828       663
   Noninterest expense (1)...........................            995         596     2,487      2,530     2,182      1,958     1,939
   Net income (loss) (1).............................           (33)         155  $    643   $    376  $  (480)  $     973  $    780
                                                             =======      ======  ========   ========  ========  =========  ========
Per Share Data:
   Net Income (loss) (1).............................        $(0.04)      $ 0.17  $    .70   $    .70  $ (0.90)   $   1.81  $   1.45
   Cash dividends....................................              -           -      0.05       0.00      0.00       0.25      0.00
   Dividend payout ratio (2).........................              -           -      0.07          -         -       0.14         -
   Book value at period end..........................           6.89        6.91      6.91       6.57      6.57       7.47      5.90
   Tangible book value at period end.................           6.89        6.91      6.91       6.57      6.57       7.47      5.90
Balance Sheet Data:
   Total assets......................................       $115,229     $95,114  $110,161   $ 89,461  $ 88,256   $ 92,832  $ 96,048
   Loans, net........................................         86,132      79,088    84,081     75,221    77,755     70,195    74,035
   Securities........................................         16,305       7,789    14,655      6,096     7,217     18,004    19,049
   Deposits..........................................         78,656      56,076    74,687     52,461    53,467     50,020    54,878
   FHLB advances and other borrowings................         25,420      26,925    23,604     25,050    23,950     25,750    24,025
   Stockholders' equity..............................          6,337       6,164     6,349      6,016     3,531      4,011     3,173
   Shares outstanding................................        919,168     915,568   919,168    915,568   537,168    537,168   537,168
   Average shares outstanding........................        919,168     915,568   917,668    541,768   537,168    537,168   537,168
Performance Ratios:
   Return on average assets..........................         -0.03%       0.17%     0.64%      0.41%   (0.49)%      1.00%      .79%
   Return on average equity..........................         (0.59)        2.62     10.24       9.67   (12.00)      26.31     27.97
   Net interest margin (3)...........................           2.66        2.56      2.54       2.38      1.68       2.82      2.56
Asset Quality Ratios:
   Allowance for loan losses to period end loans.....          0.96%       0.93%     0.94%      0.98%     0.96%      1.05%     0.91%
   Allowance for loan losses to nonaccrual loans.....          54.09       43.97     54.05      48.01     85.01      79.87    134.31
   Nonperforming assets to period end loans and foreclosed
      properties (4).................................           1.84        2.25      1.72       2.21      1.87       2.91      2.20
   Net charge-offs (recoveries) to average loans.....           0.00        0.02      0.02       0.00      0.09     (0.03)      0.03
Capital and Liquidity Ratios:
   Leverage..........................................          5.83%       6.62%     6.01%      6.72%     4.00%      4.32%     3.30%
   Risk based
      Tier 1 capital.................................          11.64       12.75     12.13      13.31      7.76       9.05      7.28
      Total capital..................................          12.84       14.10     13.28      14.56      9.01      10.31      8.56
      Tangible capital...............................           5.83        6.62      6.01       6.72      4.00       4.32      3.30
   Average loans to average deposits.................         121.95      140.96    129.00     144.01    146.48     137.41    119.21
   Average equity to average assets..................           5.57        6.48      6.24       4.22      4.07       3.80      2.89
------------------------

(1) The one-time SAIF assessment in the September 30, 1996 quarter increased non-interest expenses by $347,000 and reduced net income by $225,000 and earnings per share by $.25 per share. Excluding the SAIF assessment, net income and earnings per share would have been $192,000 and $.21, respectively, for the September 30, 1996 quarter, compared with net income of $155,000 and earnings per share of $.17 for the September 30, 1995 quarter, increases of 24.3% and 23.5%, respectively.
(2) Guaranty paid a semi-annual cash dividend on its Common Stock of $.05 per share in June 1996, which was the first dividend paid since July 1993, when Guaranty paid a dividend of $.25 per share on its Common Stock. Guaranty anticipates paying dividends on a semi-annual basis in the future.
(3)      Net interest income dividend by total average earnings assets.
(4) Nonperforming assets consist of nonaccrual loans, restructured loans, and foreclosed properties. As of September 30, 1996, Guaranty had total nonperforming assets of $1.67 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Loan Portfolio."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following commentary discusses major components of Guaranty's business and presents an overview of its consolidated results of operations during the three months ended September 30, 1996 and 1995 and the fiscal years ended June 30, 1996, 1995 and 1994, and its consolidated financial position at such dates. This discussion should be reviewed in conjunction with the consolidated financial statements and accompanying notes and other statistical information presented elsewhere in this Prospectus.

         Guaranty is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material effect on its liquidity, capital resources or results of operations. There are no agreements between Guaranty and either the OTS or the FDIC, nor has either regulatory agency made any recommendations concerning the operations of Guaranty that could have a material effect on its liquidity, capital resources or results of operations.

Overview

         Guaranty's performance in its fiscal year ended June 30, 1996 showed improvement over the year ended June 30, 1995. Net income increased 71.0% in fiscal 1996 to $643,000 compared to $376,000 in fiscal 1995. After a 69.4% increase in average shares outstanding, following a 360,000 share public offering completed on June 22, 1995, earnings per share were constant at $.70. Excluding a one-time special assessment on SAIF members by the FDIC, Guaranty's net income increased 23.9% to $192,000 for the quarter ended September 30, 1996 compared to $155,000 in the comparable prior year quarter. Due to this one-time special assessment, Guaranty sustained a loss of $33,000 for the quarter ended September 30, 1996. Excluding the assessment, earnings per share increased 23.5%, from $.17 in the September 30, 1995 quarter to $.21 in the September 30, 1996 quarter. Loan volume growth accelerated in the September 30, 1996 quarter, although securities growth continued to outpace loan growth as an investment outlet for continued strong deposit growth. The increase in net income for fiscal 1996 reflected an increase in net interest income and non-interest income, coupled with a decrease in non-interest expense. Net interest income increased as a result of growth in average deposits, supporting an increase in securities and a reduction in FHLB advances, a reduction in the rates paid on FHLB advances and an increase in the average yields on average loans. Growth in average loans did not keep pace with deposit or investment securities growth. Non-interest income increased primarily from an increase in gains on the sale of loans and securities while noninterest expenses declined, primarily from the closing of two mortgage origination offices in Staunton and Richmond which were not profitable. The FDIC deposit insurance premium on SAIF insured deposits will be reduced from the prior annual rate of $2.60 per $1,000 of deposits to a new estimated annual rate of $.64 per $1,000 of deposits in calendar 1997. Based on deposits of $78.656 million at September 30, 1996, this reduction would decrease deposit insurance costs and increase annual income by approximately $154,000 pre-tax and $108,000 after taxes. With Guaranty's significant growth in deposits in fiscal 1996 and in anticipation of further deposit growth from two additional branch offices opened in December and scheduled to open in the spring of 1997, management believes future reductions in deposit insurance assessments will offset the one-time special assessment in less than three years.

         Return on average equity during fiscal 1996 increased to 10.24% from 9.67% for fiscal 1995. The return on average assets was 0.64% in fiscal 1996, compared to 0.41% in fiscal 1995. Fiscal 1996 marked the first year since 1989 that Guaranty's average earning assets have increased meaningfully over the prior fiscal year. From 1989 through fiscal 1995, due to capital constraints, management was forced to downsize the Bank. In fiscal 1992 and 1993 under declining interest rates, spreads widened and gains on loan sales increased, although interest earning assets declined. In fiscal years 1994 and 1995 first increases then decreases in the amortization of the discount associated with Guaranty's REMIC bonds produced losses in 1994 and improvements in 1995 although interest earning assets continued to decline or remained flat.

         Average interest earning assets increased 6.9% from $89.42 million in fiscal 1995 to $95.57 million in fiscal 1996. Total interest bearing deposits on average increased 13.8% from $54.43 million in fiscal 1995 to $61.93 million in fiscal 1996. Average balances of securities increased 40.2% while, on average, loans were relatively flat, up only 2.0% from fiscal 1995 to fiscal 1996.

         The net interest margin benefited from an increase in the average level of interest earning assets and from a greater increase in the yield on interest earning assets than the increase in the average rates paid on interest bearing liabilities. The significant growth in interest bearing deposits coupled with a decline in the amount and rate paid on FHLB advances and an increase in the amount of interest earning assets, particularly securities, and an increase in the average yields earned on loans, produced the improvement in net interest margin. In fiscal 1996, the net interest margin was 2.54%, up from 2.38% in fiscal 1995 and 1.68% in fiscal 1994.

Net Interest Income

         Net interest income is the major component of Guaranty's earnings and is equal to the amount by which interest income exceeds interest expense.
Earning assets consist primarily of loans and securities, while deposits and borrowings represent the major portion of interest bearing liabilities. Changes in the volume and mix of assets and liabilities, as well as changes in the yields and rates paid, determine changes in net interest income. The net interest margin is calculated by dividing net interest income by average earning assets and represents Guaranty's net interest margin.

         Net interest income was $716,000 in the quarter ended September 30, 1996, 25.6% greater than the $570,000 reported during the September 30, 1995 quarter. This improvement in net interest income was primarily due to volume increases in the securities and loan portfolios and to a greater decline in the average cost of interest bearing liabilities than the decline in the average yield of interest earning assets. Although average loans increased 13.0% from the September 30, 1995 quarter to the September 30, 1996 quarter, average loan volume did not keep pace with securities volume increases. The average balance of the securities portfolio was $16.252 million in the September 30, 1996 quarter, up $7.058 million, or 76.8% over the September 30, 1995 quarter. The average balance of the loan portfolio was $86.373 million, up $9.934 million, or 13.0% over the September 30, 1995 quarter. Although market interest rates declined in the September 30, 1996 quarter from the September 30, 1995 quarter, the yield on average loans decreased only 6 basis points from 8.12% in 1995 to 8.06% in 1996, while the yield on securities declined 24 basis points from 8.14% in 1995 to 7.90% in 1996. Also contributing to the improvement in net interest income in the September 30, 1996 quarter was a decline of 46 basis points on the cost of average total interest bearing liabilities from 5.91% in the September 30, 1995 quarter to 5.45% in the September 30, 1996 quarter. Almost all of this decline was concentrated in the cost of FHLB advances and other borrowings, which declined 86 basis points from 6.40% in 1995 to 5.54% in 1996, although the average balances of such advances and borrowings were flat. All of the increase in interest bearing liabilities, up $21.540 million, or 25.6%, was accounted for by the increase in interest bearing deposits, particularly certificates of deposit, which increased $22.045 million, or 55.0% on average. The average rate paid on interest bearing deposits increased 4 basis points, from 5.05% to 5.09%, although the average rate paid on certificates of deposit declined 22 basis points from 5.80% to 5.58%. The increase in net interest margin was achieved from both volume gains and widening spreads. The gains in average deposit volumes, particularly certificates of deposit, supported an increase in investment securities and loans while yields on interest earning assets declined less than the average rates paid on interest bearing liabilities. The yields on loans fell significantly less than the cost of funds while the yield on securities also fell less than the cost of funds. The net interest margin increased in the September 30, 1996 quarter to 2.66%, compared to 2.56% in the September 30, 1995 quarter.

         Net interest income was $2.425 million in fiscal 1996 14.1% greater than the $2.126 million reported during fiscal 1995. This improvement in net interest income was primarily due to volume increases in the securities portfolio and to higher average yields on the loan portfolio. Although loans receivable increased 11.78% from June 30, 1995 to June 30, 1996, average loan volume did not keep pace with average securities volume increases. The average balance of the securities portfolio was $10.523 million in fiscal 1996, up $3.017 million, or 40.2% over fiscal 1995. The average balance of the loan portfolio was $79.885 million in fiscal 1996, up $1.503 million, or 2.0% over fiscal 1995. Although market interest rates declined in the last half of calendar 1995 and first half of calendar 1996, the yield on average loans increased

54 basis points from 7.52% in fiscal 1995 to 8.06% in fiscal 1996, while the yield on securities declined 12 basis points to 7.79% in fiscal 1996 from 7.91% in fiscal 1995. Also contributing to the improvement in net interest income in fiscal 1996 was a decline in the average amount of FHLB advances and borrowings of $1.218 million, or 4.5%, to $25.773 million in fiscal 1996, from $26.911 million in fiscal 1995, and a decline in the average rates paid on such borrowings of 22 basis points from 6.25% in fiscal 1995 to 6.03% in fiscal 1996. A $9.522 million, or 24.5% increase in the average balances of certificates of deposits from $38.938 million in fiscal 1995 to $48.460 million in fiscal 1996, more than offset a slight decline in other deposit accounts and enabled Guaranty to reduce FHLB advances and increase balances of investment securities. The average rate paid on interest bearing deposits increased 58 basis points to 5.06% in fiscal 1996 from 4.48% in fiscal 1995 but, with the decline in volume and rates on FHLB advances, the average rates paid on all interest bearing liabilities increased only 25 basis points to 5.69% in fiscal 1996 from 5.44% in fiscal 1995. The increase in net interest margin was achieved both from volume gains and widening spreads. The gains in average deposit volumes supported a reduction in FHLB borrowings and an increase in investment securities while yields on interest earning assets increased more than the average rates paid on interest bearing liabilities. The yields on loans increased in line with the increase in rates paid on deposits while yields on securities fell significantly less than the decline in rates paid on FHLB advances. The net interest margin increased in fiscal 1996 to 2.54%, compared to 2.38% in fiscal 1995.

         Net interest income was $2.126 million in fiscal 1995, 32.0% greater than the $1.611 million in fiscal 1994. The improvement in net interest income was primarily due to a significant reduction of the amortization discount from REMIC bonds under rising interest rates in the first half of fiscal 1995 and slowly declining interest rates in the second half of fiscal 1995 compared with falling interest rates in fiscal 1994 which precipitated sharply higher repayments of REMIC bonds and faster amortization of the discount. Such bonds were issued in 1987 and were sold at an original issue discount of $3.3 million, which is amortized against income as mortgages that collateralize the bonds prepay. In fiscal year 1994 under rapidly falling interest rates, Guaranty had significant prepayments of mortgages which increased the amortization of the discount. The average balance of interest earning assets declined 6.7% in fiscal 1995 to $89.419 million as management, due to lack of capital, was forced to continue to downsize or restrain growth. Securities, on average, were reduced 64.1% to $7.506 million in fiscal 1995 from $20.936 million in fiscal 1994, while loan volume on average increased 6.7% to $78.382 million in fiscal 1995. The average yield on interest earning assets increased 62 basis points to 7.59% in fiscal 1995, up from 6.97% in fiscal 1994. Although interest rates were generally higher in fiscal 1995 than fiscal 1994 the rate paid on interest bearing liabilities declined 17 basis points from 5.61% in fiscal 1994 to 5.44% in fiscal 1995 which was entirely due to the reduction in the REMIC bonds discount. Rates paid on the REMIC bonds payable declined 997 basis points from 22.48% in fiscal 1994 to 12.51% in fiscal 1995 and the average balance of such bonds declined $2.557 million, or 37.4%, from $6.832 million in fiscal 1994 to $4.275 million in fiscal 1995. The reduction in the REMIC bonds on average of $2.557 million and an increase in interest bearing deposits on average of $4.323 million permitted management to reduce more costly FHLB advances on average $6.566 million in fiscal 1995 from fiscal 1994. The net interest margin, benefited from the 17 basis point decline in the cost of interest bearing liabilities, due to reduction of amortization and interest on the REMIC bonds, and the 62 basis point increase on average yields on interest earning assets under rising interest rates. The net interest margin increased to 2.38% in fiscal 1995 compared to 1.68% in fiscal 1994.

         Net interest income in fiscal 1994 compared to fiscal 1993 decreased $1.012 million, or 38.9%, to $1.611 million. This decrease in net interest income was due primarily to an increase in pre-payments of mortgages underlying REMIC bonds as refinancings increased under falling interest rates and Guaranty's amortization of the REMIC bond discount was accelerated. Also contributing to the decline in net interest income was an increase in the amount of and average rates paid on FHLB advances and borrowings. With interest rates falling, the yield on average earning assets declined 116 basis points in fiscal 1994 to 6.97%, including a decline of 134 basis points on securities and 118 basis points on loans. The volume of interest earning assets was relatively unchanged from fiscal 1993. With the smaller increase in REMIC mortgage pre-payments and the acceleration of the bond discount, management relied on FHLB advances to maintain earning asset levels. The average rates paid on FHLB advances increased 9 basis points to 4.77% in fiscal 1994 from fiscal 1993 and the amortization and rates paid on REMIC bonds increased 845 basis points to 22.48% although the average balance of REMIC bonds declined $3.846 million, or 36.0%, to $6.832 in fiscal 1994 from fiscal 1993. With the significantly greater decline in yields on earning assets compared with rates paid on interest bearing liabilities, declining 116 basis points compared with 6 basis points, the spread narrowed and the net interest margin declined from 2.76% in 1993 to 1.68% in 1994.

         The following table sets forth average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and the related income, expense, and corresponding weighted average yields and costs.


  Average Balances, Interest Income and Expenses, and Average Yields and Rates




                                     Three Months Ended
                                        September 30,              Year Ended June 30,
                                 ----------------------------- ------------------------------
                                              1996                        1996
                                 ----------------------------- ----------------------------
                                           Interest                      Interest
                                 Average    income/  Average    Average   income/  Average
                                 balance(1) expense yield/rate balance(1) expense yield/rate
                                 ---------- ------- ---------- ---------- ------- ----------

                                                      (Dollars in thousands)
Assets
Interest earning assets:
  Securities...................     $16,252     321     7.90%    $10,523    $ 820      7.79%

  Loans(3).....................      86,373   1,740     8.06%     79,885    6,442      8.06%

  Interest  bearing  deposits in
  other banks..................       4,981      98     7.83%      5,163      355      6.88%
                                      -----      --                -----      ---

    Total interest-earning assets   107,606   2,159     8.02%     95,571    7,617      7.97%

Noninterest earning assets:
  Cash and due from banks......       1,153                        2,011
  Purchased mortgage servicing.         876                          802
  Premises and equipment.......       3,702                        1,427
  Other assets.................       1,100                        1,575
  Less: Allowance for loan losses     (805)                        (756)
                                      ----                         -----
    Total noninterest earning
    assets.....................                                    5,059
                                                                   -----
      Total Assets.............    $113,632                     $100,630
                                   ========                     ========

Liabilities and stockholders equity
Interest bearing liabilities:
  Interest bearing deposits:
    Demand/MMDA accounts.......      $9,114      59     2.60%    $8,927    $  245      2.74%
    Savings....................       4,906      42     3.40%     4,541       152      3.35%
    Certificates of deposit....      62,117     867     5.58%    48,460     2,735      5.64%
                                     ------     ---              ------     -----
      Total interest bearing
      deposits.................      76,137     968     5.09%    61,928     3,132      5.06%


  FHLB    advances   and   other
  borrowings...................      26,550     368     5.54%    25,773     1,553      6.03%
  Bonds payable................       3,135     106    13.56%     3,520       507     14.40%
                                      -----     ---               -----       ---
    Total interest bearing
    liabilities................     105,822   1,443     5.45%    91,221     5,192      5.69%
Non interest bearing liabilities:
  Demand deposits..............         745                       1,066
  Other liabilities............         740                       2,062
                                      -----                       -----
    Total liabilities..........     107,307                      94,349
Stockholders equity............       6,325                       6,281
      Total liabilities and
        stockholders equity....    $113,632                    $100,630
                                   ========                    ========

Interest spread (4)............                         2.57%                          2.28%
Net interest income/net
interest margin (5)............                $716     2.66%              $2,425      2.54%
                                               ====                        ======

--------------------

(1)      Average balances are computed on monthly balances, and Management believes such balances are  representative of the operations of Guaranty.
(2)      Loans Receivable are shown gross of allowance for loan losses, net of deferred fees.
(3)      Non-Accrual Loans are included in the average loan balances, and income on such loans is recognized on a cash basis.
(4)      Interest  spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.
(5)      Net interest margin is net interest income, expressed as a percentage of average earning assets.





                                                      Year Ended June 30,
                                 -----------------------------------------------------------
                                             1995                       1994
                                 ---------------------------  ------------------------------
                                            Interest                    Interest
                                  Average   income/  Average   Average   income/  Average
                                 balance(1) expense  yield/   balance(1) expense  yield/rate
                                 ---------- -------- -------  ---------- -------  ----------

                                                       (Dollars in thousands)
Assets
Interest earning assets:
  Securities...................     $ 7,506  $  594    7.91%    $20,396   $1,136      6.45%

  Loans(3).....................      78,382   5,897    7.52%     73,395    5,254      7.16%

  Interest  bearing  deposits in
  other banks..................       3,531     298    8.44%      2,056      114      5.54%
                                      -----     ---               -----      ---

    Total interest-earning assets    89,419   6,789    7.59%     95,847    6,684      6.97%

Noninterest earning assets:
  Cash and due from banks......       1,290                       1,131
  Purchased mortgage servicing.         790                         692
  Premises and equipment.......         415                         393
  Other assets.................       1,086                         984
  Less: Allowance for loan losses     (749)                       (769)
                                      -----                       -----
    Total noninterest earning
    assets.....................       2,832                       2,431
                                      -----                       -----
      Total Assets.............     $92,251                     $98,278
                                    =======                     =======

Liabilities and stockholders equi
Interest bearing liabilities:
  Interest bearing deposits:
    Demand/MMDA accounts.......     $ 9,895  $  280     2.83%   $11,909   $  331      2.78%
    Savings....................       5,596     193     3.45%     6,670      217      3.25%
    Certificates of deposit....      38,938   1,967     5.05%    31,527    1,391      4.41%
                                     ------   -----              ------    -----
      Total interest bearing
      deposits.................      54,429   2,440     4.48%    50,106    1,939      3.87%


  FHLB    advances   and   other
  borrowings...................       26,991  1,688     6.25%    33,467    1,598      4.77%
  Bonds payable................        4,275    535    12.51%     6,832    1,536     22.48%
                                       -----    ---               -----    -----
    Total interest bearing
    liabilities................       85,695  4,663     5.44%    90,405    5,073      5.61%
Non interest bearing liabilities:
  Demand deposits..............          787                        499
  Other liabilities............        1,880                      3,376
                                       -----                      -----
    Total liabilities..........       88,362                     94,280
Stockholders equity............        3,889                      3,998
      Total liabilities and
        stockholders equity....      $92,251                    $98,278
                                     =======                    =======

Interest spread (4)............                         2.15%                         1.36%
Net interest income/net
interest margin (5)............              $2,126     2.38%             $1,611      1.68%
                                             ======                       ======

--------------------

(1)      Average balances are computed on monthly balances, and Management believes such balances are  representative of the operations of Guaranty.
(2)      Loans Receivable are shown gross of allowance for loan losses, net of deferred fees.
(3)      Non-Accrual Loans are included in the average loan balances, and income on such loans is recognized on a cash basis.
(4)      Interest spread is the average  yield  earned on earning assets, less the  average  rate  incurred on interest bearing liabilities.
(5)      Net interest margin is net interest income,  expressed as a percentage of average earning assets.

         The following table describes the impact on Guaranty's interest income resulting from changes in average balances and average rates for the periods indicated. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.


                            Volume and Rate Analysis

                                      Three Months Ended
                                         September 30,                           Years Ended June 30,
                               ---------------------------   ---------------------------------------------------------
                                     1996 compared to 1995          1996 compared to 1995        1995 compared to 1994
                               ----------------------------------------------------------  ---------------------------
                                        Change Due To:                 Change Due To:               Change Due To:
                                        --------------                 --------------               --------------
                                 Increase                      Increase                      Increase
                               (Decrease)    Rate    Volume  (Decrease)     Rate   Volume  (Decrease)    Rate    Volume
                               ----------    ----    ------  ----------     ----   ------  ----------    ----    ------

Interest income:
  Securities...............          $134   ($30)      $164        $226     ($9)     $235      ($722)    $403  ($1,125)
  Loans....................           188    (48)       236         545      430      115         643     273       370
  Interest  bearing  deposits
    in other banks.........            22    (33)        55          57     (38)       95         184      78       106
                                       --    ----       ---          --     ----       --         ---      --       ---
    Total interest income..           344   (111)       455         828      383      445         105     754     (649)
Interest expense:
  Interest bearing deposits:
  Demand/MMDA accounts.....           (4)     (8)         4        (35)      (9)     (26)        (51)    (18)      (33)
  Savings..................           (1)   (120)       119        (41)      (5)     (36)        (24)    (17)       (7)
  Certificates of deposits.           288    (88)       376         768      248      520         576     353       223
                                     ----    ----      ----         ---      ---      ---         ---     ---       ---
    Total interest bearing
      deposits.............           283   (216)       499         692      234      458         501     318       183
FHLB advances and other....          (48)   (223)       175       (135)    (129)      (6)          90     167      (77)
Bonds payable..............          (37)    (41)         4        (28)      166    (194)     (1,001)   (547)     (454)
                                    -----    ----     -----        ----      ---    -----     -------   -----     -----
    Total interest expense            198   (480)       678         529      271      258       (410)    (62)     (348)
                                      ---   -----      ----         ---      ---      ---       -----    ----     -----
Net interest income........          $146    $369    $(223)        $299     $112     $187        $515    $816    ($301)
                                     ====    ====    ======        ====     ====     ====        ====    ====    ======




Interest Sensitivity

         An important element of both earnings performance and liquidity is the management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest-sensitive assets and interest-sensitive liabilities maturing or repricing within a specific time interval. The gap can be managed by repricing assets or liabilities, by selling investments held for sale, by replacing an asset or liability prior to maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net income of changes in market interest rates.

         Guaranty evaluates interest rate risk and then formulates guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon management's outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors.

         At September 30, 1996, Guaranty had $19.0 million more in liabilities than assets that reprice within one year or less and therefore was in an liability-sensitive position. A negative gap adversely impacts earnings in a period of rising interest rates. This negative position is the result of fixed rate borrowings and certificates of deposit reaching maturity and short term borrowings used to fund mortgage-backed securities. As these fixed rate borrowings mature, Guaranty intends that they will be extended to match more closely the maturities of its assets. Guaranty also intends to increase its prime-based lending products, which will also improve this negative position.

         Guaranty has an Asset/Liability Committee ("ALCO"). The ALCO meets to discuss deposit pricing, changes in borrowed money, investment and trading activity, loan sale activities, liquidity levels and the overall interest sensitivity. The actions of this committee are reported to the Board of Directors monthly. The daily monitoring of interest rate risk, investment and trading activity, along with any other significant transactions are managed by the CEO with input from other ALCO members.

         The following table presents the amounts of Guaranty's interest sensitive assets and liabilities that mature or reprice in the periods indicated.

                          Interest Sensitivity Analysis


                                                                                  September 30, 1996
                                                                              Maturing or Repricing In:
                                                                  ---------------------------------------------------
                                                                     3 Months         4-12          1-5         Over
                                                                      or less       Months        Years      5 Years
                                                                   ----------       ------        -----      -------
                                                                                (Dollars in thousands)
Interest-sensitive assets:
  Loans.....................................................          $18,492      $32,838       $2,876      $31,732
  Investments and mortgage-backed securities(1).............            1,638          838        3,958       10,094
  Deposits at other institutions............................            4,614            0            0            0
                                                                        -----            -            -            -

    Total interest-sensitive assets.........................          $24,744      $33,676       $6,834      $41,826
                                                                      =======      =======       ======      =======

Cumulative interest-sensitive assets........................           24,744       58,420       65,254      107,080

Interest-sensitive liabilities:
  NOW accounts (2)..........................................                0            0            0        7,016
  Money market deposit accounts.............................            3,315            0            0            0
  Savings accounts (3)......................................            1,262          707          606        2,473
  Certificates of deposit...................................           12,691       40,789        9,798            0
  Borrowed money............................................           12,920        5,500        7,000            0
  Bonds payable.............................................               65          194          841        2,126
                                                                           --          ---          ---        -----
    Total interest-sensitive liabilities....................          $30,252      $47,189      $18,245       $4,599
                                                                      =======      =======      =======       ======

Cumulative interest-sensitive liabilities...................          $30,252      $77,441      $95,686     $100,285

Period gap..................................................         $(5,508)    $(13,513)    $(11,411)      $37,227

Cumulative gap..............................................         $(5,508)    $(19,021)    $(30,432)       $6,795

Ratio of cumulative interest-sensitive
  assets to interest-sensitive liabilities..................           81.79%       75.44%       68.20%      106.78%

Ratio of cumulative gap to total assets.....................           -4.82%      -16.64%      -26.62%        5.94%
--------------------

(1)      Includes Federal Home Loan Bank stock.
(2) Guaranty has found that NOW accounts are generally not sensitive to changes in interest rates and therefore has placed such deposits in the "over 5 years" category.
(3) In accordance with standard industry practice, decay factors have been applied to savings accounts.


Investments

         In the year ended June 30, 1995, Guaranty adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires investments to be classified as held to maturity, trading, or available for sale. Upon adoption of SFAS 115, existing investments were classified based on Guaranty's intent. Guaranty held no investments classified as "trading" at September 30, 1996 or at June 30, 1996 or 1995. Since implementation of SFAS 115, no transfers between portfolios have occurred. Investment securities classified as available for sale are reported on a fair value basis, with any unrealized gains or losses excluded from earnings, but reported as a separate component of stockholders' equity, net of any related deferred income taxes. Management believes, in general, that the available for sale classification is the most appropriate for Guaranty as it provides the greatest flexibility in meeting interest rate risk management and liquidity needs. At September 30, 1996, Guaranty had $3.5 million of mortgage-backed securities classified as held to maturity, which are the securities collateralizing the REMIC bonds issued in 1987.

         Mortgage-backed securities available for sale increased in fiscal 1996 due to the rapid growth in deposits. Since loan growth was not increasing at the rate of deposit growth, the excess funds were invested in mortgage-backed securities.

         The following table shows the amortized cost and fair market value of investment securities and mortgage-backed securities at the dates indicated.


                                   Investments


                                          September 30,                                       June 30,
                             -------------------------------------  ----------------------------------------------------------
                                     1996                1995               1996                1995                1994
                                 -------------      --------------      --------------      --------------      --------------
                                 Cost    Market     Cost    Market      Cost    Market      Cost    Market      Cost    Market
                                 ----    ------     ----    ------      ----    ------      ----    ------      ----    ------
                                                                  (Dollars in thousands)
Held-to-maturity
  Mortgage-backed
  securities................  $ 3,529   $ 3,629  $ 4,426   $ 4,555   $ 3,731   $ 3,879   $ 4,733   $ 4,887   $ 5,776   $ 5,882

Available for sale
  Mortgage-backed
securities................     11,813    11,416    2,003     2,005     9,993     9,564         0         0         0         0

Restricted
  Federal Home Loan Bank
    stock.................      1,360     1,360    1,360     1,360     1,360     1,360     1,360     1,360     1,438     1,438
                                -----     -----    -----     -----  -- -----  -- -----  -- -----  -- -----  -- -----  -- -----
      Total...............    $16,702   $16,405   $7,789    $7,920   $15,084   $14,803   $ 6,093   $ 6,247   $ 7,214   $ 7,320
                              =======   =======   ======    ======   =======   =======   =======   =======   =======   =======


         The table below shows the weighted average expected yields, maturities and expected principal repayments, at carrying value, of investment securities and mortgage-backed securities at September 30, 1996:


                            Maturities of Investments


Maturity or Expected                            After One But      After Five But
Principal Repayment          Within One Year  Within Five Years  Within Ten Years     After Ten Years          Total
                           -----------------  -----------------  ----------------  ----------------------  -------------
                             Amount  Yield     Amount   Yield      Amount   Yield     Amount   Yield     Amount    Yield
                             ------  -----     ------   -----      ------   -----     ------   -----     ------    -----
                                                                   (In thousands)

Held to maturity:
  Mortgage-backed
    securities........         $162   8.28%      $799     8.28%      $576    8.48%    $1,993     8.55%    $3,529    8.47%

Available for sale:
  Mortgage-backed
    securities........       $  124   6.83%    $  588     6.83%    $1,000    6.83%    $9,704     6.84%   $11,416    6.84%
                             ------   -----    ------     -----    ------    -----    ------     -----   -------    -----

     Total............       $  285   7.65%    $1,387     7.67%    $1,576    7.43%   $11,697     7.13%   $14,945    7.23%
                             ======            ======              ======            =======             =======



         The following table sets forth the composition of Guaranty's investment portfolio at the dates indicated.


                       Portfolio of Investment Securities



                                         September 30,                                  June 30,
                             ----------------------------------  ------------------------------------------------------
                                   1996               1995              1996               1995               1994
                               --------------   ---------------    ---------------   ---------------    ---------------
                                Book    % of     Book     % of      Book     % of     Book     % of      Book     % of
                               Value    Total   Value     Total    Value     Total   Value     Total    Value     Total
                             (Dollars in thousands)

Interest-bearing deposits
with banks...............     $5,183  100.00%  $4,572   100.00%   $3,779   100.00%  $4,022   100.00%        0     0.00%

Investment securities:
  FHLMC mortgage-backed
    securities...........      7,146   43.83%   6,429    82.54%    7,459    50.90%   4,733    77.68%    5,776    80.07%
  GNMA mortgage-backed
    securities...........      7,799   47.83%       0     0.00%    5,836    39.82%       0     0.00%        0     0.00%
                               -----   -----    -----     ----     -----    -----    -----     ----     -----     ----
    Subtotal.............     14,945   91.66%   6,429    82.54%   13,295    90.72%   4,733    77.68%    5,776    80.07%
                              ------   -----    -----    -----    ------    -----    -----    -----     -----    -----

FHLB stock...............      1,360    8.34%   1,360    17.46%    1,360     9.28%   1,360    22.32%    1,438    19.93%
                               -----    ----    -----    -----     -----     ----    -----    -----     -----    -----

Total investment in
  securities and stock...    $16,305  100.00%  $7,789   100.00%  $14,655   100.00%  $6,093   100.00%   $7,214   100.00%
                             =======  ======   ======   ======   =======   ======   ======   ======    ======   ======


Loans

         Guaranty's loan portfolio consists primarily of mortgage loans, the majority of which are residential first mortgage loans. Of the $90.1 million of gross loans outstanding at September 30, 1996, 78.0% were residential first mortgages.

         Net loans consist of total loans minus deferred loan fees and the allowance for loan losses. Net loans were $86.1 million at September 30, 1996, an increase of 8.13% over September 30, 1995. Net loans were $84.1 million at June 30, 1996, an 11.78% increase over net loans of $75.2 million at June 30, 1995. Net loans decreased 3.26% in the fiscal year ended June 1995 from a balance of $77.8 million at June 30, 1994. The average balance of total loans as a percentage of average assets was 79.38% for the year ended June 30, 1996, compared to 84.97% for the year ended June 30, 1995 and 74.68% for the year ended June 30, 1994, and was 76.01% for the three months ended September 30, 1996.

         The following tables set forth the composition of Guaranty's loan portfolio in dollars and percentages at the dates indicated.


                            Loan Portfolio by Amount


                             September 30,                                  June 30,
                           ---------------   ------------------------------------------------------------------
                                    1996            1996          1995          1994         1993          1992
                                    ----            ----          ----          ----         ----          ----
                                                           (Dollars in thousands)
Mortgage Loans:
  Residential............          $68,874       $66,136       $62,175       $67,385      $59,845       $62,502
  Commercial.............            7,437         7,670         4,508         4,251        4,155         4,617
  Construction and land
    loans................            8,850         8,813         8,887         5,819        4,900         4,422
                                     -----         -----         -----         -----        -----         -----
    Total real estate....           85,161        82,619        75,570        77,455       68,900        71,541

Consumer Loans...........            5,812         5,386         4,580         3,685        4,462         4,733
    Total loans
      receivable.........           90,973        88,005        80,150        81,140       73,362        76,274
                                    ------        ------        ------        ------       ------        ------
Less:
  Undisbursed loans in
    process..............            3,679         2,824         3,858         2,249        1,978           949
  Deferred fees and
    unearned discounts...              328           314           323           382          442           601
  Allowance for losses...              834           786           747           754          746           689
                                       ---           ---           ---           ---          ---           ---
    Total net items......            4,841         3,924         4,928         3,385        3,166         2,239
                                     -----         -----         -----         -----        -----         -----
      Total loans
        receivable, net..          $86,132       $84,081       $75,222       $77,755      $70,196       $74,035
                                   =======       =======       =======       =======      =======       =======


                    Loan Portfolio by Percent of Gross Loans

                             September 30,                                  June 30,
                             -------------   ------------------------------------------------------------------
                                1996                1996          1995          1994         1993          1992
                                ----                ----          ----          ----         ----          ----
                                                                  (Dollars in thousands)
Mortgage Loans:
  Residential............           75.71%        75.15%        77.57%        83.05%       81.57%        81.94%
  Commercial.............            8.17%         8.72%         5.62%         5.24%        5.66%         6.05%
  Construction and land
    loans................            9.73%        10.01%        11.09%         7.17%        6.68%         5.80%
                                     -----        ------        ------         -----        -----         -----
    Total real estate....           93.61%        93.88%        94.29%        95.46%       93.92%        93.79%

Consumer Loans...........            6.39%         6.12%         5.71%         4.54%        6.08%         6.21%
                                     -----         -----         -----         -----        -----         -----
      Total loans
        receivable.......          100.00%       100.00%       100.00%       100.00%      100.00%       100.00%
                                   =======       =======       =======       =======      =======       =======

         The following tables show the composition of Guaranty's loan portfolio by fixed and adjustable rate at the dates indicated.


                 Fixed Rate and Adjustable Rate Loans by Amount


                           September 30,                                  June 30,
                           -------------    -----------------------------------------------------------------
                                  1996            1996          1995         1994          1993          1992
                                  ----            ----          ----         ----          ----          ----
                                                         (Dollars in thousands)

Fixed - Rate Loans:
  Real Estate
    Residential...........       $32,750       $28,907       $23,577      $27,796       $22,105       $26,455
    Commercial............             0             0             0            0             0           203
    Construction and
      land loans..........           301           339            69            0             0             0
                                     ---           ---            --            -             -             -
      Total real estate...        33,051        29,246        23,646       27,796        22,105        26,658
                                  ------        ------        ------       ------        ------        ------
Consumer Loans............           820           597           736          691         1,547         1,227
                                     ---           ---           ---          ---         -----         -----
      Total fixed-rate
        loans.............        33,871        29,843        24,382       28,487        23,652        27,885
                                  ------        ------        ------       ------        ------        ------


Adjustable-Rate Loans:
  Real Estate
    Residential...........        36,124        37,229        38,598       39,590        37,740        36,046
    Commercial............         7,437         7,670         4,508        4,251         4,155         4,414
    Construction and
      land loans..........         8,549         8,474         8,818        5,819         4,900         4,422
                                   -----         -----         -----        -----         -----         -----
      Total real estate...        52,110        53,373        51,924       49,660        46,795        44,882
                                  ------        ------        ------       ------        ------        ------
Consumer Loans............         4,992         4,789         3,844        2,993         2,915         3,507
                                   -----         -----         -----        -----         -----         -----
      Total adjustable-rate
        loans.............        57,102        58,162        55,768       52,653        49,710        48,389
                                  ------        ------        ------       ------        ------        ------
        Total loans
          receivable......        90,973        88,005        80,150       81,140        73,362        76,274
                                  ------        ------        ------       ------        ------        ------
Less:
  Undisbursed loans in
    process...............         3,679         2,824         3,858        2,249         1,978           949
  Deferred fees and
    unearned discounts....           328           314           323          382           442           601
  Allowance for losses....           834           786           747          754           746           689
                                     ---           ---           ---          ---           ---           ---
    Total net items.......         4,841         3,924         4,928        3,385         3,166         2,239
                                   -----         -----         -----        -----         -----         -----
      Total loans
        receivable, net...       $86,132       $84,081       $75,222      $77,755       $70,196       $74,035
                                 =======       =======       =======      =======       =======       =======


               Fixed Rate and Adjustable Rate Loans By Percentage


                           September 30,                                  June 30,
                         ---------------     ----------------------------------------------------------------
                                  1996            1996          1995         1994          1993          1992
                                  ----            ----          ----         ----          ----          ----
                                                         (Dollars in thousands)

Fixed - Rate Loans:
  Real Estate
    Residential...........        36.00%        32.85%        29.42%       34.26%        30.13%        34.68%
    Commercial............         0.00%         0.00%         0.00%        0.00%         0.00%         0.27%
    Construction and
      land loans..........         0.33%         0.39%         0.09%        0.00%         0.00%         0.00%
                                   -----         -----         -----        -----         -----         -----
      Total real estate...        36.33%        33.23%        29.50%       34.26%        30.13%        34.95%
                                  ------        ------        ------       ------        ------        ------
Consumer Loans............         0.90%         0.68%         0.92%        0.85%         2.11%         1.61%
                                   -----         -----         -----        -----         -----         -----
      Total fixed-rate
        loans.............        37.23%        33.91%        30.42%       35.11%        32.24%        36.56%
                                  ------        ------        ------       ------        ------        ------

Adjustable-Rate Loans:
  Real Estate
    Residential...........        39.71%        42.30%        48.16%       48.79%        51.44%        47.26%
    Commercial............         8.17%         8.72%         5.62%        5.24%         5.66%         5.79%
    Construction and
      land loans                   9.40%         9.63%        11.00%        7.17%         6.68%         5.80%
                                   -----         -----        ------        -----         -----         -----
      Total real estate           57.28%        60.65%        64.78%       61.20%        63.79%        58.84%
                                  ------        ------        ------       ------        ------        ------
Consumer Loans............         5.49%         5.44%         4.80%        3.69%         3.97%         4.60%
                                   -----         -----         -----        -----         -----         -----
      Total adjustable-rate
        loans.............        62.77%        66.09%        69.58%       64.89%        67.76%        63.44%
                                  ------        ------        ------       ------        ------        ------
        Total loans
          receivable......       100.00%       100.00%       100.00%      100.00%       100.00%       100.00%
                                 -------       -------       -------      -------       -------       -------

         The following tables summarize the contractual repayment terms of gross loans as of September 30, 1996, as well as the amount of fixed rate and variable rate loans due after September 30, 1997. The tables have not been adjusted for estimates of prepayments and do not reflect periodic repricing of adjustable rate loans. Guaranty does not have any loans classified as "held for sale."


                        Loan Portfolio Maturity Schedule



                                  Balance                 Principal Repayment Contractually Due
                               Outstanding                in 12-Month Period Ending September 30,
                               -----------                ---------------------------------------
                               September 30,                                       2000-     2002-    2007 and
                                  1996             1997       1998      1999        2001      2006  Thereafter
                                  ----             ----       ----      ----        ----      ----  ----------
                                                                (In thousands)
Residential and
  commercial real estate...      $76,311        $ 2,310    $    84   $   141      $2,105  $  3,896     $67,774
Construction...............        8,850          7,395        953       208         277        17           0
Consumer and other
  loans....................        5,812          1,637        785     1,050       2,098       242           0
                                   -----          -----        ---     -----       -----       ---           -
  Total....................      $90,973        $11,342    $ 1,822   $ 1,399     $ 4,480   $ 4,155     $67,774
                                 =======        =======    =======   =======     =======   =======     =======



                                                   Fixed         Variable
                                                    Rate             Rate           Total
                                                    ----             ----           -----
                                                          (In thousands)

Residential and  commercial real estate          $37,939          $36,062         $74,001
Construction..........................               301            1,154           1,455
Consumer and other loans..............               807            3,368           4,175
                                                     ---            -----           -----

  Total...............................           $39,047          $40,584         $79,631
                                                 =======          =======         =======



     Contractual principal repayments of loans do not necessarily reflect the actual term of Guaranty's loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and enforcement of due-on-sale clauses, which gives Guaranty the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

Asset Quality

         Asset quality is an important factor in the successful operation of a financial institution. The loss of interest income and principal that may result from nonperforming assets has an adverse effect on earnings, and the resolution of those assets requires the use of capital and management resources. Guaranty maintains loan monitoring policies and systems that require detailed monthly analysis of delinquencies, nonperforming loans, nonaccrual loans and repossessed assets. Reports of such loan and asset categories are reviewed by management and the Board of Directors.

         Federal regulations provide for the classification of loans, debt, equity securities and other assets considered to be of lesser quality as "substandard," "doubtful" or "loss" assets. The regulations require insured institutions to classify their own assets and to establish prudent general allowances for losses for assets classified "substandard" or "doubtful." For the portion of assets classified as "loss," an institution is required to either establish specific allowances of 100% of the amount classified or charge such amounts off its books. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess potential weaknesses are required to be designated "special mention" by management. In addition, the OTS may require the establishment of a general allowance for losses based on assets classified as "substandard" and "doubtful" or based on the general quality of the asset portfolio of an institution. In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy, Guaranty regularly reviews the loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations. On the basis of management's review of its assets, at September, 1996, Guaranty had classified $2.49 million of its assets as substandard, $186,000 as loss and none as doubtful. Not all of Guaranty's assets that have been classified are included in the table of non-performing assets set forth below. Several of these loans are classified because of previous credit problems but are performing.

         Unless well secured and in the process of collection, Guaranty places loans on a nonaccrual status after being delinquent greater than 90 days, or earlier in situations in which the loans have developed inherent problems that indicate payment of principal and interest may not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received. The loan is reinstated to an accrual basis after it has been brought current as to principal and interest under the contractual terms of the loan.

         The following table reflects the composition of nonperforming assets at the dates indicated.


                              Nonperforming Assets


                                                        September 30,                    June 30,
                                                     ----------------  -----------------------------------------
                                                        1996     1995    1996     1995     1994     1993    1992
                                                        ----     ----    ----     ----     ----     ----    ----
                                                                       (Dollars in thousands)
Nonaccrual loans...................................   $1,531   $1,687  $1,458   $1,556   $1,061     $934    $513
Restructured loans.................................       11      12       11       12      415    1,143   1,143
                                                          --      ---      --       --      ---    -----   -----
  Total non-performing loans.......................   $1,542   $1,699  $1,469   $1,568   $1,416   $2,077  $1,656
                                                      ------   ------  ------   ------   ------   ------  ------
Foreclosed assets..................................      130      167      41      122        0        0       0
                                                         ---      ---      --      ---        -        -       -
  Total non-performing assets......................   $1,672   $1,866  $1,510   $1,690   $1,476   $2,077  $1,656
                                                      ------   ------  ------   ------   ------   ------  ------
Loans  past  due  90  or  more  days  and  accruing
interest...........................................      $88     $167     $19       $1     $288     $190    $434
Non-performing loans to total loans, at period end.    1.70%    2.05%   1.67%    2.06%    1.87%    2.91%   2.20%
Non-performing assets to period end
  total loans and foreclosed assets...............     1.84%    2.25%   1.72%    2.21%    1.87%    2.91%   2.20%




         At September 30, 1996, Guaranty's nonaccrual loans were comprised of one home-equity loan, 17 single-family mortgage loans and two commercial real estate loans. Based on current market values of the properties securing these loans, management anticipates no significant losses.

         The net amount of interest income foregone during the three months ended September 30, 1996 and fiscal years 1996, 1995 and 1994 on loans classified as non-performing, was $20,000, $17,000, $12,000, and $15,000, respectively. Interest income included in net income for non-performing assets during the three months ended September 30, 1996 and fiscal year 1996 was $900 and $41,000, respectively.

         As of September 30, 1996, there were $885,000 in loans with respect to which known information about the possible credit problems of the borrowers or the cash flows of the security properties have caused Management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

Delinquent and Problem Loans

         When a borrower fails to make a required payment on a loan, Guaranty attempts to cure the delinquency by contacting the borrower. A notice is mailed to the borrower after a payment is 17 days past due and again when the loan is 30 days past due. For most loans, if the delinquency is not cured within 60 days, Guaranty issues a notice of intent to foreclose on the property and if the delinquency is not cured within 90 days, Guaranty may institute foreclosure action. If foreclosed on, real property is sold at a public sale and may be purchased by Guaranty. In most cases, deficiencies are cured promptly.

         The following table sets forth information concerning delinquent mortgage and other loans at September 30, 1996. The amounts presented represent the total remaining principal balances of the related loans, rather that the actual payment amounts which are overdue.


                                Delinquent Loans


                                  Residential          Commercial          Construction
                                  Real Estate          Real Estate           and Land             Consumer
                             ------------------   ------------------   ------------------   ------------------
                              Number     Amount    Number     Amount    Number     Amount    Number     Amount
                                                          (Dollars in thousands)
Loans delinquent for
  31-59 days...........            0         $0         -         $0         0         $0         1        $19
  60-89 days...........           11      1,044         -          -         -          -         3         16
  90 days and over.....           12        957         -          -         -          -         1         29
                                 ---        ---       ---        ---       ---        ---       ---        ---

    Total delinquent loans        23     $2,001         -         $0         0         $0         5        $64
                                 ===     ======       ===        ===       ===        ===       ===        ===




Allowance for Losses on Loans and Real Estate

         Guaranty provides valuation allowances for anticipated losses on loans and real estate when its management determines that a significant decline in the value of the collateral has occurred, if the value of the collateral is less than the amount of the unpaid principal of the related loan plus estimated costs of acquisition and sale. In addition, Guaranty also provides reserves based on the dollar amount and type of collateral securing its loans, in order to protect against unanticipated losses. A loss experience percentage is established for each loan type and is reviewed annually. Each quarter, the loss percentage is applied to the portfolio, by product type, to determine the minimum amount of reserves required. Although management believes that it uses the best information available to make such determinations, future adjustments to reserves may be necessary, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the initial determinations.

         An analysis of the allowance for loan losses, including charge-off activity, is presented below for the periods indicated.


                            Allowance for Loan Losses


                                            Three Months Ended
                                               September 30,                      Year Ended June 30,
                                          -------------------  ----------------------------------------------------
                                               1996      1995       1996       1995       1994      1993       1992
                                               ----      ----       ----       ----       ----      ----       ----
                                                                   (Dollars in thousands)
Balance at beginning of period.........        $788      $747       $747       $754       $746      $689       $712
Provision (credit) charged to operations         46       (4)         57        (9)         74        37          0
Charge-offs:
  Real estate..........................           -                   39          0         66         0          5
  Consumer.............................           -                    0          1          0         0         18

Recoveries:
  Real Estate..........................           -         4         19          0          0         0          0
  Consumer.............................           -                    4          4          0        20          0
Net Charge-offs........................           -       (4)         16        (3)         66      (20)         23
                                                  -       ---         --        ---         --      ----         --
Balance, end of period.................        $834      $747       $788       $747       $754      $746       $689
                                               ====      ====       ====       ====       ====      ====       ====

Allowance for loan losses to period
  end total loans......................       0.97%     0.94%      0.94%      0.98%      0.96%     1.05%      0.91%
Allowance  for loan losses to nonaccrual     54.09%    43.97%     54.05%     48.01%     85.01%    79.87%    134.31%
loans..................................
Net charge-offs to average loans.......       0.00%    -0.01%      0.02%      0.00%      0.09%    -0.03%      0.03%



Provision for Loan Losses

         For the three months ended September 30, 1996, the provision for loan losses was $46,000, compared to a credit of $4,000 for the three months ended September 30, 1995. The provision for loan losses increased to $56,700 for the fiscal year ended June 30, 1996 from a credit of $9,000 for the fiscal year ended June 30, 1995. Guaranty monitors its loan loss allowance monthly and makes provisions as necessary. Management believes that the level of Guaranty's loan loss reserve is adequate. At September 30, 1996 the total allowance for loan losses amounted to $834,000 of which $677,000 was not specifically allocated to identified problem loans.

         The provision decreased to a credit of $9,000 for the fiscal year ended June 30, 1995 from $74,000 for the fiscal year ended June 30, 1994. As of June 30, 1995 the total allowance for loan losses amounted to $747,000 of which $650,000 was not specifically allocated to identified problem loans.

         A breakdown of the general allowance for loan losses in dollars and loans in each category to total loans in percentages is provided in the following tables. Because all of these factors are subject to change, the breakdown is not necessarily predictive of future loan losses in the indicated categories.


                     Allocation of Allowance for Loan Losses


                                Three Months Ended
                                   September 30,                              Year Ended June 30,
                  -------------------------------------------   -------------------------------------------
                            1996                   1995                   1996                  1995
                  ---------------------  ---------------------  --------------------  ---------------------
                             Ratio of               Ratio of               Ratio of               Ratio of
                             Loans to               Loans to               Loans to               Loans to
                             Total                  Total                  Total                  Total
                             Gross                  Gross                  Gross                  Gross
                 Allowance   Loans      Allowance   Loans      Allowance   Loans      Allowance   Loans
                 ---------   -----      ---------   -----      ---------   -----      ---------   -----
                                                   (Dollars in thousands)
Residential
  real estate..       $375     75.71%       $303     79.06%         $327     75.15%         $311     77.57%
Commercial
  real estate..        193      8.18         231       7.41          194       8.72          220      5.62
Construction...         61      9.73          89       9.99           70      10.01           86     11.09
Consumer and
  other loans..         48      6.39          27       3.54           40       6.12           32      5.71
                        --      ----        ----                      --       ----           --      ----
     Total.....        $677  100.00%        $650    100.00%         $631    100.00%         $649      $649
                       ====  =======        ====    =======         ====    =======         ====      ====






                                                           Year Ended June 30,
                  ---------------------------------------------------------------------------------------------
                                  1994                           1993                            1992
                  -----------------------------  ------------------------------  ------------------------------
                                       Ratio of                        Ratio of                        Ratio of
                                       Loans to                        Loans to                        Loans to
                                          Total                           Total                           Total
                                          Gross                           Gross                           Gross
                       Allowance          Loans       Allowance           Loans       Allowance           Loans
                       ---------          -----       ---------           -----       ---------           -----
                                                     (Dollars in thousands)
Residential
  real estate..             $300         83.05%            $185          81.57%            $224          81.94%
Commercial
  real estate..              253           5.24             270            5.66             266            6.05
Construction...               62           7.17             108            6.68              75            5.80
Consumer and
  other loans..               30           4.54              15            6.08              23            6.21
                              --           ----              --            ----              --            ----
     Total.....             $645        100.00%            $578         100.00%            $588         100.00%
                            ====        =======            ====         =======            ====         =======



Non-Interest Income

         Guaranty's non-interest income consists primarily of loan fees and servicing income, net gains on the sale of loans and securities, loan fees and service charges on deposit accounts. In the three months ended September 30, 1996, non-interest income totaled $274,000. Loan fees and servicing income were $149,000, or 54.4% of non-interest income. Gains on sales of loans and securities were $68,000, and service charges on checking accounts totaled $25,000.

         In the years ended June 30, 1996, 1995 and 1994, loan fees and servicing income accounted for 55.10%, 74.79% and 317.31%, respectively, of non-interest income. Gains on sales of loans and securities were 21.94% and .02% of non-interest income in fiscal 1996 and fiscal 1995, respectively. In the year ended June 30, 1994, Guaranty had a loss of $491,000 on sales of loans and investments. Service charges on checking accounts were $90,000 in fiscal 1996 and $78,000 in each of the years ended June 30, 1995 and 1994.

         Non-interest income in fiscal year ended June 30, 1996 was $1.11 million, an increase of $235,000 or 27% over non-interest income of $872,000 in fiscal year 1995. Non-interest income for fiscal year ended June 30, 1995, increased by $745,000 or 591% over fiscal year 1994.

         Mortgage loan servicing is a significant business for Guaranty, and a by-product of its residential lending business. Guaranty derives fees from originated and purchased mortgage servicing rights ("MSRs"). Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, holding escrow funds for payment of taxes and insurance, making required inspections of the mortgaged premises, contacting delinquent mortgagors, supervising foreclosures in the event of unremitted defaults and generally administering the loans for the investors to whom they have been sold. MSRs are intangible assets that represent the rights to service mortgage loans and in turn to receive the service fee income associated with the mortgage loans. MSRs are amortized against income over the estimated average lives of the loans serviced. If loans are prepaid at rates faster than those originally assumed, adjustments may be required to the unamortized balance, which could result in charges to current earnings. Conversely, slower prepayment rates could result in increases in mortgage loan servicing income in future periods. The weighted average note rate of mortgage loans serviced for others was 7.93% at June 30, 1996 and 8.03% at September 30, 1996. See "Financial Statements - Summary of Accounting Policies." At September 30, 1996, loans serviced for others totaled $166.0 million. Guaranty serviced loans for others aggregating approximately $168.4 million at June 30, 1995, of which 70% were originated locally, and $169.6 million at June 30, 1996, of which 67% were originated locally. Revenues recognized from these activities amounted to $516,000 and $550,000 in the years ended June 30, 1996 and 1995, respectively, and $128,000 in the three months ended September 30, 1996.

         Guaranty serviced loans for others aggregating approximately $158.8 million at June 30, 1994, of which 62% was originated locally. Revenues recognized from these activities amounted to $400,132 in the year ended June 30, 1994.

         There is an active secondary market for most types of residential mortgage loans originated by Guaranty. By originating loans that are eligible for subsequent sale in the secondary mortgage market, Guaranty is able to obtain funds which may be used for lending and investment purposes. Guaranty originates loans for sale and for investment.

         Gains from the sales of mortgage loans and securities available for sale were $68,000 in the three months ended September 30, 1996 and were $306,000 in fiscal year 1996, compared to net losses of $24,000 in fiscal 1995 and $491,000 in fiscal 1994. Of the 1996 gain, $161,000 was due to the early adoption of SFAS 122, Accounting for Mortgage Servicing Rights, an Amendment to Securities FASB Statement No. 65. The gains in fiscal year 1996 also reflect a decline in market interest rates in the early part of the fiscal year.

         Guaranty sells fixed rate residential production on an individual loan basis and securitizes loans through the creation of Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and Government National Mortgage Association ("GNMA") mortgage-backed securities.

         In the three months ended September 30, 1996, Guaranty sold $4.4 million of loans and securitized loans. Guaranty sold $12.23 million of fixed rate mortgage loans and securitized loans during fiscal year 1996, compared to $16.76 million in fiscal year 1995 and $30.32 million in fiscal year 1994. The sale of fixed rate product creates liquidity and an income stream from servicing fees on loans sold.

         Guaranty also trades treasury securities in an effort to take advantage of short term movements in market interest rates. It is Guaranty's policy not to hold trading securities with a cost in excess of $5 million at one time. Trading securities are marked to market monthly. Sale of trading account securities totaled $107.28 million, $43.14 million and $73.38 million in the years ended June 30, 1996, 1995 and 1994, respectively, and $24.0 million in the three months ended September 30, 1996. Guaranty experienced a gain of $24,000 on such sales in fiscal 1995, net losses of $64,000 and $168,000 in the fiscal years ended June 30, 1996 and 1994, and a net loss of $28,000 in the three months ended September 30, 1996.

         Guaranty realizes interest and loan fee income from its lending activities. Guaranty receives loan fees on both construction and one- to four-family residential loans. Guaranty receives loan fees and charges related to existing loans, which include late charges. Interest on loans and loan fees and servicing income together comprised 81% of Guaranty's total revenues for the year ended June 30, 1996. Income from loan fees and other fees is a volatile source of income, varying with the volume and type of loans and commitments made and with competitive and economic conditions.

         Generally accepted accounting principles ("GAAP") allow the inclusion of loan fees in current income to an amount limited to loan underwriting and closing costs. The remaining deferred fees are amortized into income over the estimated remaining lives of the loans to which they relate, using a method which approximates level yield. Guaranty had deferred fees net of direct underwriting costs of $314,000 and $328,000 at June 30, 1996 and September 30, 1996, respectively.

Non-Interest Expenses

         For the three months ended September 30, 1996, non-interest expenses were $996,000, compared to $596,000 in the same period last year. The $400,000 increase was due primarily to the special assessment to recapitalize the SAIF, which was $347,000. Non-interest expenses were $2.49 million for the year ended June 30, 1996, compared to $2.53 million for fiscal year 1995, a 2% decrease, that resulted primarily from a reduction in personnel expense after loan production offices in Richmond, Virginia, and Waynesboro, Virginia, were closed.


         Non-interest expenses were $2.53 million for the year ended June 30, 1995, compared to $2.2 million for fiscal year 1994, an increase of 15.0%. This increase is primarily a result of the full impact of all costs incurred this year with respect to Guaranty's Richmond mortgage origination office, which management closed because of unprofitability.

Income Taxes

         Reported income tax expense for the year ended June 30, 1996, was $344,000 compared to $100,000 for 1995. The increase resulted from Guaranty's increased earnings in 1996, compared to 1995.

         Reported income tax expense for the year ended June 30, 1995, was $100,000 compared to a benefit of $235,000 for 1994. The increase was attributed to Guaranty's increased earnings in 1995, compared to a loss in 1994.

         In addition, in the year ended 1994, Guaranty took a charge of $196,000 for the cumulative effect of change in accounting for income taxes. As required by the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting For Income Taxes," Guaranty was required to change from the deferred method to the asset and liability method of accounting for income taxes.

Sources of Funds

Deposits

         Deposits have traditionally been the principal source of Guaranty's funds for use in lending and for other general business purposes. In addition to deposits, Guaranty derives funds from loan repayments, cash flows generated from operations, which includes interest credited to deposit accounts, repurchase agreements entered into with commercial banks and FHLB of Atlanta advances. Contractual loan payments are a relatively stable source of funds, while deposit inflows and outflows and the related cost of such funds have varied widely. Borrowings may be used to compensate for reductions in deposits or deposit-inflows at less than projected levels and have been used on a longer-term basis to support expanded lending activities.

         Guaranty attracts both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. Guaranty offers statement savings accounts, various checking accounts, various money market accounts, fixed-rate certificates with varying maturities, individual retirement accounts and is expanding to provide products and services for small businesses. Guaranty does not solicit brokered deposits.

         Guaranty's principal use of deposits is to originate loans and fund investment securities. Guaranty experienced significant deposit growth in fiscal year 1996. Net deposits increased 42% to $74.7 million from $52.5 million at June 30, 1995 and decreased 2% in fiscal year 1995 from $53.5 in fiscal year 1994. The deposit growth is a reflection of aggressive pricing and increased marketing. Deposits increased 5.35% to $78.7 million at September 30, 1996 from $74.7 million at June 30, 1996, and 40.27% from $56.1 million at September 30, 1995.

         The Bank began to aggressively solicit deposit accounts in July 1995 with the one year "Opportunity C.D." This account offers a one time penalty free withdrawal after thirty days and the ability on a one time basis to increase the rate if there has been an increase in the rate then offered for this product. The rate on the account was initially set slightly above local competition but below the Bank's other alternate sources of borrowings. The Bank's local competition, larger state and regional banks, did not alter their product menus, thus creating a local market advantage. The deposit growth of $22 million in the fiscal year ended June 30, 1996 and over $5 million since June 30, 1996 has enabled the Bank to pay off higher rate, more volatile borrowings, while increasing interest earning assets. This deposit growth, being local, is considered by Guaranty to be relatively stable. Guaranty expects to be able to sustain reasonable deposit growth because of the continuation of its marketing efforts and the recent and planned expansion of its branch network.

         The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by Guaranty at the dates indicated.


                                    Deposits

                                                    September 30,                         June 30,
                                                    -------------  ---------------------------------------------
                                                             1996            1996            1995           1994
                                                             ----            ----            ----           ----
                                                                      (Dollars in thousands)
Statement savings accounts......................           $5,047          $4,654          $4,688         $7,610
Now accounts....................................            7,016           6,440           5,818          6,005
Money market accounts...........................            3,315           3,213           4,131          5,392
30- to 180-day certificates.....................              231             227             324            528
One- to five-year fixed-rate certificates.......           61,112          52,698          29,987         33,932
Eighteen-month prime rate certificate...........            1,935           7,455           7,513              0
                                                            -----           -----           -----              -
  Total.........................................          $78,656         $74,687         $52,461        $53,467
                                                          =======         =======         =======        =======


         The variety of deposit accounts offered by Guaranty has allowed it to be competitive in obtaining funds and has allowed it to respond with flexibility to, although not eliminate, the threat of disintermediation (the flow of funds away from depository institutions such as thrift institutions into direct investment vehicles such as government and corporate securities). The ability of Guaranty to attract and maintain deposits, and its cost of funds, has been, and will continue to be, significantly affected by money market conditions.

         The following table sets forth the deposit flows of Guaranty during the periods indicated.


                                  Deposit Flows


                                     Three Months
                                        Ended
                                     September 30,                           Year Ended June 30,
                                     -------------  --------------------------------------------------------
                                             1996                1996                1995               1994
                                             ----                ----                ----               ----
                                                                (Dollars in thousands)
Opening balance.................           $74,687            $52,461             $53,467            $50,021
Net deposits (withdrawals)......             3,001             19,093             (3,446)              1,507
Interest credited...............               968              3,133               2,440              1,939
                                               ---              -----               -----              -----
Ending balance..................            78,656             74,687              52,461             53,467

Net increase (decrease).........            $3,969            $22,226            ($1,006)             $3,446
Percent increase (decrease).....             5.31%             42.37%              -1.88%              6.89%



         In 1995, Guaranty had a savings deposit outflow before interest credited due to management's decision not to accept new or renewed out-of-state jumbo certificates of deposit.

         The following table indicates the amount of Guaranty's certificates of deposits by time remaining until maturity as of September 30, 1996.


                                Maturities of CDs


                                                                           Maturity
                                           --------------------------------------------------------------------------
                                                3 Months      Over 3 to      Over 6 to           Over
                                                 or less       6 months      12 months      12 months          Total
                                                 -------       --------      ---------      ---------          -----
                                                                    (Dollars in thousands)
Certificates of deposit less than
$100,000.................................        $11,434        $12,626        $25,401         $8,866        $58,327

Certificates  of deposit of  $100,000  or
more.....................................          1,257            889          1,873            932          4,951
                                                   -----            ---          -----            ---          -----

  Total of certificates of deposits....          $12,691        $13,515        $27,274         $9,798        $63,278
                                                 =======        =======        =======         ======        =======



Borrowings

         As a member of the FHLB of Atlanta, Guaranty is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances from the FHLB of Atlanta. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB of Atlanta may prescribe the acceptable uses to which these advances may be put, as well as on the size of the advances and repayment provisions. The advances are collateralized by Guaranty's investment in Federal Home Loan Bank stock and certain mortgage loans. See Note 8 of the Notes to Consolidated Financial Statements for information regarding the maturities and rate structure of Guaranty's FHLB advances.

         Guaranty's borrowings also include securities sold under agreements to repurchase, with mortgage-backed securities or Treasury securities pledged as collateral. The proceeds are used by Guaranty for general corporate purposes. At September 30, 1996, Guaranty had $2.9 million outstanding in securities sold under agreement to repurchase.

         Guaranty uses borrowings to supplement deposits when they are available at a lower overall cost to Guaranty or they can be invested at a positive rate of return.

         The following table sets forth the maximum month-end balances, average balances and weighted average rates, of FHLB advances and securities sold under agreements to repurchase for the periods indicated.


                                   Borrowings


                                  Three Months Ended
                                     September 30,                           Year Ended June 30,
                                  -------------------  --------------------------------------------------------
                                         1996                 1996                  1995                 1994
                                         ----                 ----                  ----                 ----
                                                                  (Dollars in thousands)
Maximum Balance:
  FHLB advances...............          $22,500              $28,050              $28,250               $28,750
  Securities sold under
    agreements to repurchase..            9,957                9,930                4,230                11,630





                                              Weighted             Weighted             Weighted             Weighted
                                    Average    Average   Average    Average   Average    Average    Average   Average
                                    Balance     Rate     Balance     Rate     Balance      Rate     Balance     Rate
                                    -------     ----     -------     ----     -------      ----     -------     ----

FHLB advances.................      $19,167     5.96%    $22,829     6.21%    $26,208      6.67%   $26,017      6.63%
Securities sold under
  agreements to repurchase....        6,660     5.57%      3,112     5.65%        783      7.98%     7,201      3.85%



         At September 30, 1996, Guaranty owed $22.5 million to the FHLB, compared to $17.5 million at June 30, 1996 and $25.1 million at June 30, 1995. The $22.5 million outstanding at September 30, 1996 carried fixed rates ranging from 5.41% to 7.10%, with maturities in 1996, 1997 and 1998. Included in borrowings are the REMIC bonds. At September 30, 1996, $3.5 million of bonds remained outstanding, versus $3.7 million at June 30, 1996 and $4.7 million at June 30, 1995, before unamortized discount.

         The following table sets forth the balances of Guaranty's short-term borrowings at the dates indicated.


                              Short-Term Borrowings


                                                       Three Months
                                                        Ended
                                                      September 30,                   Year Ended June 30,
                                                      -------------  ---------------------------------------------
                                                               1996            1996           1995            1994
                                                               ----            ----           ----            ----
                                                                        (Dollars in thousands)
FHLB advances.....................................          $15,500         $12,500        $19,550         $13,950
Securities sold under agreements to repurchase....            2,920           6,104              0               0
                                                              -----           -----              -               -
    Total short-term borrowings...................          $18,420         $18,604        $19,550         $13,950
                                                            =======         =======        =======         =======

Weighted average interest rate of
  short-term FHLB advances........................            5.91%           6.02%          4.52%           3.24%

Weighted average interest rate of
  securities sold under agreements to repurchase..            5.57%           5.65%          0.00%           0.00%



         See notes 6, 7 and 8 to the Consolidated Financial Statements.

Liquidity and Capital Resources

         Liquidity is the ability to meet present and future financial obligations either through the sale of existing assets or the acquisition of additional funds through asset and liability management. By regulatory definition, liquid assets include cash, interest bearing deposits with banks, federal funds sold, and government agency and high rated corporate securities with maturities of five years or less. Guaranty is required to maintain liquid assets on an average monthly basis equal to at least 5% of the sum of its total deposits and all short term borrowings. Historically, Guaranty has maintained its liquid assets above the minimum requirements imposed by federal regulations and at a level believed adequate to meet requirements of normal daily activities, repayment of maturing debt and potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. At September 30, 1996, Guaranty's liquidity ratio (liquid assets as a percentage of net withdrawable savings and current borrowings) was 5.48%. As a result of Guaranty's management of liquid assets and the ability to generate liquidity through increasing deposits, Management believes that Guaranty maintains overall liquidity that is sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

         Guaranty's primary sources of funds are deposits, borrowings, and amortization, prepayments and maturities of outstanding loans and mortgaged-backed securities. While scheduled payments from the amortization of loans and mortgaged-backed securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Excess funds are invested in overnight deposits to fund cash requirements experienced in the normal course of business. Guaranty has been able to generate sufficient cash through its deposits as well as borrowings.

         The following information should be read in conjunction with the statements of cash flows, which appear on pages F-7 and F-8 of Guaranty's financial statements.

         Cash and cash equivalents increased $1.05 million to $6.5 million for the quarter ended September 30, 1996, as the net cash provided by financing activities exceeded the net cash absorbed by operating and investing activities. The $490,000 of net cash absorbed by operating activities was primarily the result of the SAIF assessment. Within investing activities cash outflows consisted mainly of the net purchase of securities available for sale of $1.9 million and a net increase in loans of $2.1 million. The $5.6 million of net cash provided by financing activities was primarily the result of an increase in deposits of $4.0 million and a net increase in borrowings of $1.8 million.

         Cash and cash equivalents decreased $321,000 to $5,431,000 for the year ended June 30, 1996, as the net cash absorbed by investing activities exceeded the net cash provided by operating and financing activities. The $479,000 of net cash provided by operating activities primarily resulted from $643,000 in net income. The $19.8 million of net cash provided by financing activities was primarily the result of a net increase in deposits of $22.2 million. Within investing activities cash outflows consisted of the net purchase of securities available for sale of $9.89 million ($28.40 million of gross purchases less $18.51 million of payments and maturities), a net increase in loans of $8.5 million, and an increase in premises and equipment of $3.2 million.

         For the year ended June 30, 1995, cash and cash equivalents increased $4.5 million to $5.8 million, as the net cash provided by investing and financing activities exceeded the cash used in operating activities. The $3.7 million of net funds provided by investing activities resulted mainly from a $2.5 million decrease in loans and $1.3 million in principal payments on held to maturity securities. The $1.2 million of net cash provided by financing activities resulted primarily from proceeds from the issuance of common stock of $2.1 million.

         Guaranty uses its sources of funds primarily to meet its on going commitments, to pay deposit withdrawals and fund loan commitments. At June 30, 1996, the total approved loan commitments outstanding amounted to $3.9 million. At the same date, commitments under unused lines of credit amounted to $5.4 million. Certificates of deposits scheduled to mature in one year or less at June 30, 1996 totaled $51.2 million. Management believes that a significant portion of maturing deposits will remain with Guaranty.

         Capital represents funds, earned or obtained, over which financial institutions can exercise greater control in comparison with deposits and borrowed funds. The adequacy of Guaranty's capital is reviewed by management on an ongoing basis with reference to size, composition, and quality of Guaranty's resources and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will support anticipated asset growth and absorb any potential losses.

         The Bank is subject to OTS regulations requiring savings institutions to meet the following minimum levels of regulatory capital (1) tangible capital of at least 1.5% of total adjusted assets, (2) core capital of 3% of total adjusted assets and (3) risk-based capital of 8% of total risk-weighted assets. At September 30, 1996, the Bank exceeded all such regulatory capital requirements as shown in the following table.


                                     Capital


                                                       September 30,                        June 30,
                                             --------------------------  -----------------------------------------
                                                     1996          1995          1996          1995           1994
                                                     ----          ----          ----          ----           ----
                                                                    (Dollars in thousands)
Tier 1 Capital:
  Common stock...........................          $1,149        $1,144        $1,149        $1,144           $671
  Capital surplus........................           1,981         1,967         1,981         1,971            336
  Retained earnings......................           3,497         3,053         3,498         2,900          2,524
                                                                                -----         -----          -----
    Total Tier 1 Capital.................           6,627         6,164         6,628         6,015          3,531
                                                                                -----         -----          -----

Tier 2 Capital:
  Allowance for loan losses (1)..........             677           650           631           565            569
  Allowable long-term debt...............               0             0             0             0              0
                                                        -             -             -             -              -
    Total Tier 2 Capital.................             677           650           631           565            569
                                                      ---           ---           ---           ---            ---
      Total risk-based Capital...........          $7,304        $6,814        $7,259        $6,580         $4,100
                                                   ======        ======        ======        ======         ======

Risk-weighted assets.....................         $56,897       $48,343       $54,650       $45,200        $45,500
Capital Ratios:
  Tier 1 Risk-based Capital ratio........          11.64%        12.75%        12.13%        13.31%          7.76%
  Total Risk-based Capital ratio.........          12.84%         14.1%        13.28%        14.56%          9.01%
  Tier 1 Capital to average adjusted total
assets...................................           5.83%         6.62%         6.59%         6.52%          3.59%

--------------------

(1) The allowance for loan losses included in Tier 1 Capital calculation is limited by regulation to 1.25% of Risk-weighted assets.



Impact of Inflation and Changing Prices and Seasonality

         The financial statements in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are affected by inflation.

Accounting Rules

         In March 1995, the FASB issued its  Statements of Financial  Accounting
Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS 121 requires that long-lived assets and certain intangibles to be held and used by an entity be reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, SFAS 121 requires long-lived assets and certain intangibles to be disposed of to be reported at the lower of carrying amount or fair value less cost to sell. SFAS 121 is effective for fiscal years beginning after December 15, 1995.

Management does not expect the application of this pronouncement to have a material effect on the financial statements of the Bank.

         In May 1995, the FASB issued its Statement of Financial Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing Rights an Amendment of FASB Statement No. 65." SFAS 122 requires entities that acquire mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with the servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. In addition, SFAS 122 requires entities to assess their capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS 122 is effective for fiscal years beginning after December 15, 1995. The Bank elected early adoption and recorded a gain of $161,000 in fiscal year 1996 on the sale of $12.2 million mortgage loans.

         In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. The statement is effective for fiscal years beginning after December 15, 1995. The statement encourages, but does not require, companies to expense the fair value of employee stock options, based on the fair value on the date of the grant. Companies that elect to continue to follow existing accounting rules (the intrinsic value method which often results in no compensation expense) must provide pro forma disclosures of net income and earnings per share which would have been had the new fair value method been used. In addition, SFAS 123 requires all companies to make significantly more disclosures regarding employee stock options than is currently required. The
Corporation plans to adopt the disclosure requirements only of SFAS 123 effective July 1, 1997.

         In June 1996, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. After a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. In addition, a transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Management does not expect the application of this pronouncement to have a material effect on the financial statements of the Corporation.

Subsidiary Activities

         The Bank has two wholly owned subsidiaries, GMSC, Inc. ("GMSC") and Guaranty Investments Corporation ("GICO"). GMSC is a financing subsidiary through which Guaranty formed a Real Estate Mortgage Investment Conduit ("REMIC"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Guaranty sells insurance annuities through GICO. GICO had a net income of $1,004 for the year ended June 30, 1996.

         In 1987, Guaranty formed GMSC and entered into a REMIC in order to create liquidity. Guaranty utilized the REMIC to pool $19.9 million of fixed rate mortgages into mortgage backed securities, which were used as collateral for bonds sold to private investors. The bonds bore a coupon of 8% and were sold at a discount and costs of issuance of approximately $3.3 million. The bond discount and issuance costs are amortized against income as mortgage underlying the bonds repay. In the fiscal years ended June 30, 1996, 1995, and 1994, with rapidly falling interest rates, Guaranty experienced significant repayment of mortgages, resulting in an amortization expense of $160,000, $124,000, and $968,000, respectively. In the three months ended September 30, 1996, such amortization expense was $31,000. The amortization of the REMIC expenses is treated as interest expense.

                                    BUSINESS

General

         Guaranty is a Virginia corporation which was organized in 1995 for the purpose of becoming a unitary savings and loan holding company. The Bank is a federally chartered savings association which began business in February 1981 and is headquartered in Charlottesville, Virginia. The Bank is a member of the Federal Home Loan Bank System ("FHLBS") and its deposits are insured by the Savings Associations Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Office of Thrift Supervision ("OTS") serves as the primary regulator for thrifts such as the Bank.

         Effective December 29, 1995, Guaranty acquired all of the issued and outstanding standing shares of Common Stock of the Bank. The principal asset of Guaranty is the outstanding stock of the Bank, its wholly owned subsidiary. Guaranty presently has no separate operations and its business consists only of the business of the Bank. All references to Guaranty, unless otherwise indicated, at or before December 29, 1995, refer to the Bank and its subsidiaries on a consolidated basis. Guaranty's Common Stock is quoted on the National Association of Securities Dealers Automated Quotations ("NASDAQ") System under the symbol "GSLC".

         Guaranty's principal business activities are attracting checking and savings deposits from the general public through its retail banking offices and originating, servicing, investing in and selling loans secured by first mortgage liens on single-family dwellings, including condominium units. Of Guaranty's $90.1 million of gross loans outstanding at September 30, 1996, 78.0% represented residential first mortgages. Guaranty also lends funds to retail banking customers by means of home equity, installment loans, and, to a lesser extent, originates loans secured by commercial property and multi-family dwellings. Guaranty has recently begun to offer consumer loans and government-insured and conventional small business loans. Guaranty invests in certain United States government and agency obligations and other investments permitted by applicable laws and regulations.

         In October 1995, construction began on a combined headquarters and retail branch located on the east side of Charlottesville in the Pantops area of Albemarle County. At June 30, 1996, approximately $1.4 million of an estimated $2.4 million project had been disbursed. The new facility contains 20,000 square feet of which Guaranty occupies 15,500 sq. ft., with the remainder to be leased. The new facility opened in December 1996. In addition, in fiscal 1996, Guaranty purchased its Seminole Trail office, which previously had been leased. This office contains $36.8 million in deposits and has been the headquarters of Guaranty for the past twelve years. The building contains 11,000 square feet, in which Guaranty will maintain a 2,500 square foot retail branch with the remainder to be leased after the move to the new facility. Renovations of approximately $150,000 began in October 1996 to modernize the site and make it more attractive and accessible for tenants and customers. In addition to the new headquarters and Seminole Trail purchase, Guaranty has purchased land at the intersection of Neff Avenue and Reservoir Street in Harrisonburg, Virginia, for a new retail branch. A branch application was filed with the OTS and was approved in June 1996. It is anticipated that the branch will open in the spring of 1997.

         Guaranty's main office is located at 1658 State Farm Boulevard, Charlottesville, Virginia 22911 and the telephone number is (804)970-1100.

Market Area

         Guaranty is the only independent community banking or savings organization headquartered in, or even with an office in, Charlottesville or Albemarle County, Virginia. This area had a collective population of approximately 108,000 in 1990 according to census figures, is located in central Virginia 110 miles southwest of Washington, D.C. and 70 miles west of Richmond, Virginia, and includes the University of Virginia, the area's largest employer. Guaranty operates four full service retail branches, which serve Charlottesville and Albemarle County.

Competition

         Guaranty faces strong competition both in originating real estate loans and in attracting deposits. Competition in originating real estate loans comes primarily from commercial banks, mortgage bankers and to a lesser extent other thrift institutions who also make loans secured by real estate located in the Bank's market area. The Bank competes for real estate loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers.

         Guaranty faces substantial competition in attracting deposits from commercial banks, money market and mutual funds, credit unions and other investment vehicles. There are no other thrift institutions in Charlottesville. The ability of Guaranty to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk and other factors. Guaranty competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours, and being the only locally based thrift in Charlottesville. In the year ended June 30, 1996, Guaranty was able to increase its deposits significantly. Deposits grew 42% over the previous year. This deposit growth is a reflection of aggressive pricing, increased marketing and competitive products and services.

         Within Charlottesville and Albemarle County there are four statewide and two regional commercial banks and financial institutions with a larger deposit base than Guaranty that compete with Guaranty. Accordingly, Guaranty operates in a highly competitive environment, competing for deposits and loans with commercial banks, and other financial institutions, including non-savings and loan competitors, many of which possess substantially greater financial resources than those available to Guaranty. Certain of these institutions have significantly higher lending limits than Guaranty. In addition, there can be no assurance that other financial institutions, with substantially greater resources than Guaranty, will not establish operations in Guaranty's service area.

Credit Policies

         The principal risk associated with each of the categories of loans in Guaranty's portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased, depending on prevailing economic conditions. In an effort to manage the risk, Guaranty's policy gives loan amount approval limits to individual loan officers based on their level of experience. The risk associated with real estate mortgage loans and consumer loans varies, based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies, based on the supply and demand for the type of real estate under construction.

         Guaranty has written policies and procedures to help manage credit risk. The loan portfolio is managed under a specifically defined credit process. This process includes formulation of portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and regular portfolio reviews to establish loss exposure and to ascertain compliance with Guaranty's policies.

         Guaranty uses a Management Loan Committee and Directors Loan Committee to approve loans. The Management Loan Committee, which consists of the President and two additional loan underwriters, meets as necessary to review all loan applications. A Directors Loan Committee, which currently consists of all directors, approves loans in excess of $350,000 that have been previously approved by the Management Loan Committee. Guaranty's President is responsible for reporting to the Directors Loan Committee monthly on the activities of the Management Loan Committee and on the status of various delinquent and non-performing loans. The Directors Loan Committee also reviews lending policies proposed by Management.

         Guaranty's loan portfolio consists primarily of mortgage loans, the majority of which are residential first mortgage loans. Of Guaranty's $90.1 million of gross loans outstanding at September 30, 1996, 78.0% represented residential first mortgages. Guaranty also holds commercial real estate mortgages, residential construction loans, and second mortgage home equity loans.

         Residential loan originations come primarily from walk-in customers, real estate brokers and builders. Commercial real estate loan originations are obtained through broker referrals, direct solicitation of developers and continued business from customers. All completed loan applications are reviewed by Guaranty's salaried loan officers. As part of the application process, information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow after debt service. Loan quality is analyzed based on the Bank's experience and guidelines with respect to credit underwriting, as well as the guidelines issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and other purchasers of loans, depending on the type of loan involved. The non-conforming one- to four-family adjustable-rate mortgage loans originated by Guaranty, however, are not readily salable in the secondary market because they do not meet all of the secondary marketing guidelines. These loans are evaluated by the loan committee for "overall" merit and will not exceed an 80% loan to value ratio. Real estate is appraised by independent fee appraisers who have been pre-approved by the Board of Directors. Loans are submitted to the underwriting department for review. All conforming loans including HUD/FHA, VA and applicable VHDA loans are underwritten and acted upon within loan administration requiring two signatures of approval.

         In the normal course of business, Guaranty makes various commitments and incurs certain contingent liabilities which are disclosed but not reflected in its annual financial statements, including commitments to extend credit. At September 30, 1996, commitments to extend credit totaled $11.0 million.

One- to Four-Family Residential Real Estate Lending

         Guaranty's primary lending program has been the origination of loans secured by one- to four-family residences, all of which have been located in its market area. Guaranty evaluates both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. Federal law permits Guaranty to make loans in amounts of up to 100% of the appraised value of the underlying real estate. Loans are made with a loan to value up to 95% for conventional mortgage loans and up to 100% for loans guaranteed by either the Federal Housing Authority ("FHA") or the Veterans Administration ("VA"). For conventional loans in excess of 80% loan to value, private mortgage insurance is secured insuring the mortgage loans to 75% loan to value. In addition to fixed rate mortgage loans, Guaranty makes adjustable rate mortgages with the primary loan indexed to the one year treasury. Generally if the loans are not made to credit standards of FHLMC, additional fees and rate are charged. If the loan to value exceeds 80%, private mortgage insurance is generally secured.

         In order to reduce its exposure to changes in interest rates, Guaranty has de-emphasized the origination of 30-year fixed-rate one- to four-family residential mortgage loans for retention in its own portfolio. For the year ended June 30, 1996, 30.5% of all one- to four-family residential loans originated by Guaranty had adjustable interest rates. Although, due to competitive market pressures, the Bank does originate fixed-rate mortgage loans, it currently underwrites and documents all such loans to permit their sale in the secondary mortgage market. At September 30, 1996, $32.8 million, or 36.0%, of Guaranty's one- to four-family residential mortgage loan portfolio consisted of fixed-rate mortgage loans.

         Guaranty's current one- to four-family residential adjustable-rate mortgage loans ("ARMs") have interest rates that adjust every year, generally in accordance with the rates on one-year U.S. Treasury Bills. Guaranty's ARMs generally limit interest rate increases to 2% each rate adjustment period and have an established ceiling rate at the time the loans are made of up to 6% over the original interest rate. Borrowers are qualified at the first year interest rate plus 2%. To compete with other lenders in its market area, Guaranty makes one-year ARMs at interest rates which, for the first year, are below the index rate which would otherwise apply to these loans. At September 30, 1996, $36.1 million, or 39.7%, of Guaranty's one- to four-family residential mortgage loan portfolio consisted of ARMs. There are unquantifiable risks resulting from potential increased costs to the borrower as a result of repricing. It is possible, therefore, that during periods of rising interest rates, the risk of defaults on ARMs may increase due to the upward adjustment of interest costs to borrowers.

         All one- to four-family real estate mortgage loans being originated by Guaranty contain a "due-on-sale" clause providing that Guaranty may declare the unpaid principal balance due and payable upon the sale of the mortgage property. It is Guaranty's policy to enforce these due-on-sale clauses concerning fixed-rate loans and to permit assumptions of ARMs, for a fee, by qualified borrowers.

         Guaranty requires, in connection with the origination of residential real estate loans, title opinions and fire and casualty insurance coverage, as well as flood insurance where appropriate, to protect Guaranty's interest. The cost of this insurance coverage is paid by the borrower. Guaranty does require escrows for taxes and insurance.

Construction Lending

         Guaranty makes local construction loans, primarily residential and lot loans. The construction loans are secured by the property for which the loan was obtained. At September 30, 1996, construction and land loans outstanding were $8.8 million, or 9.8%, of gross loans. The average life of a construction loan is approximately nine months and they reprice daily to meet the market, normally prime plus two percent. Because the interest charged on these loans floats with the market, they help Guaranty in managing its interest rate risk. Construction lending entails significant additional risks, compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the home under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To minimize the risks associated with construction lending, Guaranty limits loan amounts to 80.0% of appraised value, in addition to its usual credit analysis of its borrowers. Guaranty also obtains a first lien on the security property as security for its construction loans.

Commercial Real Estate Lending

         Guaranty also originates commercial real estate loans. These loans are secured by various types of commercial real estate, including multi-family residential buildings, commercial buildings and offices, small shopping centers and churches. At September 30, 1996, commercial real estate aggregated $7.4 million or 8.2% of Guaranty's gross loans. Guaranty's commercial real estate loans have been made at interest rates that adjust based on yields for one-year U.S. Treasury securities, with a 2% annual cap on rate adjustments and a 6% cap on interest rates over the life of the loan. Beginning in September 1996, the interests rates on commercial real estate loans, in most cases, have been tied to the prime lending rate. Typically, Guaranty charges fees ranging from 1% to 2% on these loans. Commercial real estate loans made by Guaranty generally amortize over 15 to 25 years and may have a call provision of 3 or 5 years. Guaranty's commercial real estate loans are secured by properties in its market area.

         In its underwriting of commercial real estate, Guaranty may lend, under federal regulation, up to 100% of the security property's appraised value, although Guaranty's loan to original appraised value ratio on such properties is 80% or less in most cases. Commercial real estate lending entails significant additional risk, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy generally. Guaranty's commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and Guaranty generally requires personal guarantees or endorsements of borrowers. Guaranty also carefully considers the location of the security property.

Consumer Lending

         Federal thrift institutions are permitted to make both secured and unsecured consumer loans reasonably incident to personal or household purposes. In general, loans made under these investment powers may not exceed 30% of a federally-chartered thrift institution's total assets.

         Guaranty offers various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, share loans, automobile loans, deposit account loans, installment and demand loans, letters of credit, and home equity loans. At September 30, 1996, Guaranty had consumer loans of $5.8 million or 6.4% of gross loans. During fiscal year 1996, Guaranty increased its level of consumer loans. Such loans were generally made to customers with which Guaranty had an pre-existing relationships and were generally in amounts of under $75,000. Guaranty originates all of its consumer loans in its market area and intends to continue its consumer lending in this geographic area.

         Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan such as Guaranty, and a borrower may be able to assert against such assignee claims and defenses which it has against the seller of the underlying collateral. Guaranty adds general provisions to its loan loss allowance at the time the loans are originated. Consumer loan delinquencies often increase over time as the loans age.

         The underwriting standards employed by Guaranty for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income for primary employment, and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

         During fiscal year 1996, Guaranty began offering all types of consumer loans due to its improved capital position. Generally these loans provide higher yields than one-to-four-family mortgages.

Commercial Loans

         In July 1996, Guaranty began making commercial loans to qualified small businesses in its market area. Commercial business loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. To manage these risks, Guaranty generally secures appropriate collateral and carefully monitors the financial condition of its business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate. Guaranty has a credit review and monitoring system to regularly review the cash flow of commercial borrowers.

Properties

         Guaranty's current principal office opened in December 1996 and is located at 1658 State Farm Boulevard, Charlottesville, Virginia.

         Guaranty has operated an office on Seminole Trail in Charlottesville since 1983. Guaranty purchased this office in June 1996 at a cost of $1.15 million.

         Guaranty has operated a branch in downtown Charlottesville since 1981, and has operated its current Main Street location since 1992. The current lease expires in 1997, subject to Guaranty's right to renew for three additional five year periods under certain circumstances. Guaranty has operated a branch in Charlottesville near the University of Virginia since 1985, including the Arlington Boulevard branch that opened in 1994. The current lease for this branch expires in 1999, subject to Guaranty's right to renew for three additional five year periods.

         In December 1996, Guaranty opened a new main office, operations center and fourth retail branch in the Pantops area in Albemarle County, just east of Charlottesville. Guaranty also has acquired land in Harrisonburg, Virginia, on which it intends to build a fifth retail branch, which is expected to open in the spring of 1997.

Employees

         At September 30, 1996, Guaranty had the equivalent of 44 full-time employees, and currently has 46 full-time employees. None of Guaranty's employees is represented by any collective bargaining unit.

Legal Proceedings

         In the course of its operations, Guaranty is a party to various legal proceedings. Based upon information currently available, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on Guaranty's business, financial position, or results of operations.

Supervision and Regulation

General

         As a federally chartered savings association, the Bank is subject to regulation, supervision and periodic examination by the OTS and the FDIC. The regulations of these agencies govern most aspects of Guaranty's business and operations. The Bank's deposits are insured by the SAIF administered by the FDIC to the maximum amount by law, which is currently $100,000 per depositor in most cases.

         The primary regulator for federal and state savings institutions is the OTS, an office in the United States Department of the Treasury. The Director of the OTS is responsible for the examination and supervision of all savings institutions.

         The OTS has authority to issue regulations, conduct examinations and supervise the operations of savings institutions. The OTS regulatory scheme is comprehensive and governs, among other things, capital requirements, equity investments, affordable housing, liquidity, securities issuances, the form of savings instruments issued by savings institutions, certain aspects of a savings association's lending activities, including appraisal requirements, maximum loan amounts, private mortgage insurance coverage, lending authority and nondiscriminatory lending practices. OTS regulations also restrict transactions between savings institutions and affiliated parties which are deemed to be a conflict of interest under the regulations. In addition, the OTS's consent is required prior to any major corporate reorganization, including a merger or purchase or disposition of assets.

         Deposit accounts of savings associations are insured by the SAIF, which is administered by the FDIC. The FDIC administers insurance on deposits at all federally insured institutions. It operates two subfunds: the Bank Insurance Fund ("BIF") for institutions which paid FDIC insurance in the past; and the SAIF for those institutions formerly insured by the Federal Savings and Loan Insurance Corporation ("FSLIC"). The FDIC must segregate assessments, premiums and administrative expenses between its two subfunds. As administrator of the SAIF, the FDIC may prohibit any activity found to pose a serious risk of loss to the insurance funds.

The Federal Home Loan Bank System

         All savings associations that make long-term home mortgage loans are required to be members of the regional Federal Home Loan Banks ("FHLBs"), which in turn are overseen by the Federal Housing Finance Board. The Bank, as a member of the Federal Home Loan Bank System, holds shares of capital stock in the FHLB of Atlanta.

         The Bank is authorized to apply for advances from the FHLB of Atlanta, provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The FHLB prescribes the acceptable uses for advances as well as limitations on the size of advances. Long-term advances may only be made by FHLBs for the purpose of providing funds for residential housing finance. Additionally, at the time of origination or renewal of a loan or advance, FHLBs must obtain a security interest in collateral in the form of the following low-risk assets: whole loans, United States Government or mortgage-backed securities, FHLB deposits, and certain real estate. At September 30, 1996, the Bank had $22.5 million in advances from the FHLB of Atlanta.

Federal Reserve System

         The Board of Governors of the Federal Reserve System ("FRB") requires savings associations to maintain reserves against their transaction accounts (primarily NOW accounts) and non-personal time deposits. FRB regulations generally exempt from reserve requirements the first $3.8 million in net transaction accounts. Reserves of 3% (subject to adjustment by the FRB) must be maintained against net transaction accounts from $3.8 to $46.8 million, and a reserve of $1,404,000 plus 10% against that portion of total transaction accounts in excess of $46.8 million must be maintained. The FRB regulations do not presently require reserves to be maintained on time deposits and savings accounts.

         The balances on deposits to meet the reserve requirements imposed by the FRB may also be used to satisfy the liquidity requirements that are imposed by the OTS. See "-Liquidity Requirements."

Capital Requirements

         OTS regulations set the minimum risk-based capital requirements at 8% of risk-weighted assets, the minimum leverage capital requirements at 3% of adjusted total assets and the minimum tangible capital requirements at 1.5% of adjusted total assets.

         Under OTS regulations,  total capital consists of two types of capital:
"core capital elements" and "supplementary capital elements." Core capital consists of common and qualifying preferred shareholders' equity, minority interests in the equity accounts of fully consolidated subsidiaries, nonwithdrawable accounts and certain pledged deposits and certain qualifying supervisory goodwill. Supplementary capital, with certain limitations, may consist of the allowance for loans and lease losses (limited to 1.25% of a savings bank's risk-weighted assets), perpetual preferred stock, term subordinated debt and intermediate term preferred stock, certain hybrid capital instruments, and mandatory convertible debt securities. The maximum amount of supplemental capital that may be included in an institution's qualifying capital is limited to 100% of core capital.

         Tangible capital includes core capital less qualifying supervisory goodwill and other intangible assets, plus purchased mortgage servicing rights. Risk-weighted assets equal total assets plus consolidated off-balance sheet items where each asset or item is multiplied by a risk-weight assigned by the OTS. Off-balance sheet items are converted to on-balance sheet equivalents and then assigned a risk-weight.

         In August 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk-based capital regulation. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. As a result, such an institution will be required to maintain additional capital in order to comply with the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease (with certain minor exceptions) in interest rates. The interest rate risk component will be calculated on a quarterly basis, as one-half of the difference between an institution's measured interest rate risk and 2.0%, multiplied by the market value of its assets. The rule also authorizes the Director of the OTS, or his designee, to waive or defer an institution's interest rate risk component on a case-by-case basis. The final rule was originally effective as of January 1, 1994, subject to a two quarter "lag" time between the reporting date of the data used to calculate an institution's interest rate risk and the effective date of each quarter's interest rate risk component. However, in October 1994 and March 1995, the Director of the OTS indicated that it would waive the capital deductions for institutions with a greater that "normal" risk until the OTS publishes an appeals process, which the OTS expects will occur shortly. Management of Guaranty does not believe that the OTS' adoption of an interest rate risk component to the risk-based capital requirement will have an adverse affect on Guaranty if it becomes effective in its current form.

         Higher individual capital requirements may be imposed by the OTS on savings institutions on a case-by-case basis if the OTS determines it to be necessary or appropriate, pursuant to the regulations and guidelines issued by the OTS for this purpose.

         For a discussion of the Bank's risk-based and capital ratios, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Liquidity and Capital Resources."

Failure to Meet Capital Requirements

         Federal law establishes five capital categories for insured depository institutions: (a) Well Capitalized; (b) Adequately Capitalized; (c) Undercapitalized; (d) Significantly Undercapitalized; and (e) Critically Undercapitalized. Regulations, which became effective December 19, 1992, define the relevant capital measures for the four highest capital categories to be the ratio of total Tier 1 capital to risk-weighted assets (the total risk-based ratio), the ratio of Tier 1 to risk-weighted assets (the Tier 1 risk-based ratio) and the ratio of Tier 1 capital to total average assets (the leverage ratio).

         Well-Capitalized means a financial institution with a total risk-based ratio of 10% or more, a Tier 1 risk-based ratio of 6% or more and a leverage ratio of 5% or more, so long as the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. Adequately Capitalized means a total risk-base ratio of 8% or more, a Tier 1 risk-based ratio of 4% or more and a leverage ratio of 4% or more (3% or more if the institution has received the highest corporate rating in its most recent report of examination) and does not meet the definition of a Well-Capitalized institution. Undercapitalized means a financial institution with a total risk-based ratio of less than 8%, a Tier 1 risk-based ratio of less than 4% or a leverage ratio of less than 4%. Significantly Undercapitalized means a financial institution with a total risk-based ratio of less than 6%, a Tier 1 risk-based ratio of less than 3% or a leverage ratio of less than 3%. Critically Undercapitalized means a financial institution with a ratio of tangible equity to total assets that is equal to or less than 2%. At June 30, 1996, Guaranty was Well Capitalized.

         Undercapitalized institutions are subject to the following mandatory supervisory actions: (1) increase monitoring and periodic review of the institution's efforts to restore its capital; (2)requirements that the institution submit a capital restoration plan, which must include (a) the steps the institution will take to become adequately capitalized, (b) the levels of capital to be attained during each year in which the plan will be in effect, (c) how the institution will comply with restrictions or requirements imposed on its activities, and (d) the types and levels of activities in which the institution will engage; (3) restrictions on growth of the institution's total assets; and
(4) limitations on the institution's ability to make any acquisition, open any new branch offices or engage in any new line of business.

         Significantly Undercapitalized institutions and Undercapitalized institutions that fail to submit and implement adequate capital restoration plans and subject to the four mandatory provisions applicable to Undercapitalized institutions and, in addition, will be required to do or comply with one or more of the following: (1) sell enough additional capital, including voting shares, to bring the institution to an Adequately Capitalized level; (2) restrict transactions with affiliates; (3) restrict interest rates paid on deposits to the prevailing rates in the region where the institution is located;
(4) restrict asset growth or reduce total assets; (5) terminate, reduce or alter any activity (including any activity conducted by a subsidiary of the institution) determined by banking regulatory agency to pose an excessive risk to the institution; (6) hold a new election for the institution's board of directors; (7) dismiss directors or senior officers and/or employ new officers, subject to agency approval; (8) cease accepting deposits from correspondent depository institutions; (9) divest or liquidate any subsidiary that is in danger of becoming insolvent and poses a significant risk to the institutions or that is likely to cause significant dissipation of the institution's assets or earnings; or (10) any Bank that controls the institution may be required to divest itself of any affiliate of the institution (other than another depository institution) if the federal banking agency for the holding Bank determines that the affiliate is in danger of becoming insolvent and poses a significant risk to the institution or is likely to cause significant dissipation of the institution's assets or earnings.

         In addition, Significantly Undercapitalized institutions are prohibited from paying any bonus or raise to a senior executive officer without prior agency approval. No such approval will be granted to an institution which is required to but has failed to submit an acceptable restoration plan.

         A Critically Undercapitalized institution faces even more severe restrictions. In addition to those steps that can be taken with respect to Significantly Undercapitalized institutions, a Critically Undercapitalized institution must be placed in conservatorship or receivership within 90 days of becoming Critically Undercapitalized, unless the appropriate federal banking agency determines, with FDIC concurrence, that other action would be more appropriate. In addition, Critically Undercapitalized institutions are prohibited from taking a number of actions, including making payments on subordinated debt, financing highly leveraged transactions, adopting charter or by-laws amendments, materially changing accounting methods, or paying excessive compensation or bonuses, without obtaining prior written regulatory approval.

         The OTS must prohibit any asset growth by savings institutions not in compliance with capital standards, except for specific growth expressly approved according to certain guidelines. In addition, through enforcement proceedings or otherwise, the OTS may require any savings institution not in compliance with the minimum capital requirements to take one or more of the following corrective actions, which include: (1) increasing the amount of regulatory capital to a specified level; (2) reducing interest payable on savings account; (3) ceasing or limiting acceptance of new accounts; (4) ceasing or limiting lending or the making of a particular type of category of loan; (5) ceasing or limiting the purchase of loans or the making of specified other investments; (6) limiting operational expenditures; (7) increasing liquid assets; or (8) taking such other actions as the OTS may deem appropriate for the safety and soundness of the institution, its depositors and investors.

         Failure to meet OTS capital requirements can serve as a basis for placing an institution in conservatorship or in receivership. Failure to satisfy an individual capital ratio constitutes a legal basis for a capital directive against an institution, which may contain those restrictions the OTS deems appropriate. A savings institution may apply for an exemption from the provisions of a capital directive, which must be accompanied by a capital plan acceptable to the OTS. The OTS District Director will treat as an unsafe and unsound practice any material failure by a savings association to comply with any plan, regulation or written agreement undertaken to comply with these requirements.

Restrictions on Capital Distributions

         Because Guaranty conducts no business, except through the Bank, substantially all of Guaranty's ability to pay dividends depends on dividends received from the Bank. Savings institutions, such as the Bank, have limitations imposed on all "capital distributions," including cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders or another institution in a cash-out merger and other distributions charged against capital. OTS regulations generally create a safe harbor for specified levels of capital distribution by most savings institutions meeting at least their minimum capital requirements, so long as such institutions notify the OTS and receive no objection to the distribution from the OTS. Savings institutions which make distribution that do not qualify for the safe harbor are required to obtain prior OTS approval before making any capital distribution.

Liquidity Requirements

         The OTS requires savings institution to maintain for each calendar month an average daily balance of "liquid assets" (cash, certain time deposits, bankers' acceptances, certain corporate obligations and specified United States Government, state or federal agency obligations) of not less than 5% of the average daily balance of the institution's "liquidity base" (net withdrawable savings deposits plus short-term borrowings) during the preceding calendar month. In addition, savings associations must maintain an average daily balance of short-term liquid assets of not less than 1% of the average daily balance of its liquidity base during the preceding calendar month.

         For the month ending September 30, 1996, the Bank's average liquidity ratio was 5.48%.

Investment and Lending Restrictions

         Under the Home Owner's Act of 1933, as amended, the Bank is subject to limitations on the nature and amount of some types of investments and loans it may make. Under the regulations of the OTS, savings institutions are permitted to invest up to 30% of assets in state housing corporations, provided that such loans are secured by an insured first lien on improved real estate which is insured under the National Housing Act, as amended. The ability of savings institutions to invest in the accounts of commercial banks of other savings institutions, and debt securities hedged with a firm forward commitment, is limited.

         Federal law imposes on savings institutions loans-to-one-borrower limitations which are also applicable to national banks. Subject to certain exceptions, savings institutions may lend up to 15% of the institution's unimpaired capital and unimpaired surplus to a single borrower, plus an additional 10% of unimpaired capital and unimpaired surplus for loans fully secured by readily marketable collateral. Readily marketable collateral does not include real estate.

         A savings institution authorized to make loans in excess of 90% of value on the security of real estate comprising single-family dwellings or dwelling units for four or fewer families may do so only if such loans are insured or guaranteed by various government agencies or if such loans comply with real estate lending standards as set forth in written policies adopted and maintained by the institution. The policies must establish appropriate limits and standards for extensions of credit that are secured by liens on or interest in real estate, or that are made for the purpose of financing permanent improvements to real estate. This does not apply to loans to facilitate the sale of real estate owned as a result of foreclosure, or acquired by deed in lieu of foreclosure.

         Real estate lending policies adopted by a savings and loan must, among other things, reflect safe and sound banking practices, be appropriate to the size, nature and scope of the operations of the institution, and be reviewed and approved by the board of directors at least annually. The policies must establish loan portfolio diversification standards, prudent underwriting standards, loan administration procedures and documentation, approval and reporting requirements to adequately monitor compliance.

Qualified Thrift Lender Test

         All savings associations, including the Bank are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (which consists of total assets less intangibles, properties used to conduct the savings association's business and liquid assets not exceeding 20% of total assets) in qualified thrift investments on a monthly average for nine out of every twelve months on a rolling basis.

         Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the Bank Insurance Fund. If an association that fails the test has not yet requalified and has not converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company, and become subject to all restrictions on bank holding companies. At September 30, 1996, the Bank met the test and has always met the test since its effectiveness. See " - Holding Company Regulation."

Transactions with Affiliates

         Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions are restricted to a percentage of the association's capital. Affiliates of Guaranty include any company which is under common control. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The Bank's subsidiaries are not deemed affiliates, however, the OTS has the discretion to treat subsidiaries of savings associations as affiliates on a case by case basis.

         Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statues also impose restriction on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

Deposit Insurance

         Federal law requires the FDIC to establish a risk-based assessment system for calculating a depository institution's semi-annual deposit insurance premiums. Under regulations adopted by the FDIC, the risk which each insured depository institution poses to its insurance fund is determined on the basis of capital and supervisory evaluations. For purposes of the risk-based assessment system, insured institutions are divided into three main capital groups: Well Capitalized, Adequately Capitalized and Undercapitalized. Each of the three capital categories are further subdivided by three supervisory subgroups: healthy, supervisory concern and substantial supervisory concern. Each institution is assigned an assessment based on its placement in the resulting nine cell matrix. Assessments range from $0.23 per $100 of deposits for healthy, Well Capitalized institutions to $0.31 per $100 of deposits for Undercapitalized institutions for which there is substantial supervisory concern.

         This risk-based system includes factors intended to assess the probability that the deposit insurance fund will incur a loss with respect to the institution. In determining the probability of loss, different categories and concentrations of assets and liabilities (both insured and uninsured, contingent and noncontingent) and any other factors that the FDIC determines are relevant to assessing such probability will be taken into consideration. Guaranty's deposit insurance premium is currently $0.26 per $100 of deposits.

         The Administration and Congress have resolved the premium difference through a one-time special assessment to recapitalize the SAIF. The recapitalization of SAIF resulted in an assessment against the Bank of approximately $225,000 on an after tax basis, based upon deposit balances as of March 31, 1995 and was charged to earnings in the quarter ended September 30, 1996. The Bank expects its deposit insurance premiums to be reduced from current levels, beginning in 1997.

Holding Company Regulation

         Guaranty is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, Guaranty is required to file with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Guaranty and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. This relation and oversight is intended primarily for the protection of the depositors of the Bank and not for stockholders of Guaranty.

         As a unitary savings and loan holding company, Guaranty generally is not subject to activity restrictions, provided the Bank satisfies the QTL test. If Guaranty acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of Guaranty and any of its subsidiaries (other than the Bank or any other SAIF-insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.

         Guaranty must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisition are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

Charter Conversion

         Guaranty and the Bank have filed applications with the Virginia State Corporation Commission, the Board of Governors of the Federal Reserve System and the FDIC pursuant to which the Bank would convert from a federally-chartered savings association to a Virginia-chartered, Federal Reserve member commercial bank. In connection with such applications, Guaranty and the Bank will be examined by the Bureau of Financial Institutions of the Virginia State Corporation Commission and the Federal Reserve Bank of Richmond. There can be no assurance that such applications will be approved or, if approved, that such applications will not include conditions that would require Guaranty to modify substantially its balance sheet or operations. Guaranty does expect that such applications, if approved, will be conditioned on the sale of substantially all of the shares offered hereby. Guaranty also expects that the federal and state banking regulators will seek a commitment from Guaranty to reduce its ratio of loans-to-deposits, which was 109.5% at September 30, 1996. Guaranty already is in the process of reducing such ratio and does not expect that such requirement will materially affect its operations.

         After the charter conversion, Guaranty will be subject to the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and will be subject to regulation by Federal Reserve with respect to its operations as a bank holding company. The Bank also will be subject to regulation by the Bureau of Financial Institutions of the Virginia State Corporation Commission, the Federal Reserve, and the Federal Deposit Insurance Corporation. The powers of state member banks and bank holding companies differ from those of federally chartered savings associations. However, Guaranty does not anticipate any material changes in its operations as a result of the changes in applicable laws and regulations that will result from the charter conversion.

         As a federally chartered savings association, the Bank may not hold secured or unsecured loans for commercial, corporate, business or agricultural purposes in excess of 20 percent of its assets. The sum of consumer loans and investments in certain corporate obligations may not exceed 35 percent of the Bank's assets. The Bank also is required to meet a qualified thrift lender test, which generally requires the Bank to invest the majority of its assets in mortgage loans. After a charter conversion, there would be no such limits on the commercial and consumer lending authority of the Bank, nor would the Bank be subject to the qualified thrift lender test. Recently, the Bank has emphasized and expanded its small business and consumer lending programs. As its small business and consumer lending programs evolve, the Bank expects to reduce its reliance on permanent residential mortgage loans . While loans secured by real estate are expected to remain an important part of the Bank's business, it expects that in several years its loan portfolio will more closely resemble that of a commercial bank than a thrift. Consequently, the Bank believes that operating under a commercial bank charter will better suit the Bank's business plan than will the federal savings association charter.

         The Bank has the power to engage in certain activities through subsidiaries, such as real estate development, that are unavailable to a Federal Reserve member bank. However, the Bank is not engaged in any such activities and does not view the loss of those powers as a material disadvantage of operating under a commercial bank charter.

Recent Legislation and Regulations

         For tax years beginning prior to January 1, 1996, savings banks that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed, within limitations, to deduct from taxable income an allowance for bad debts using the "percentage of taxable income" method. Section 1616 of the Small Business Job protection Act of 1996 repealed the percentage of taxable income method of computing bad debt reserves, and requires the recapture into taxable income of "excess reserves", on a ratable basis over the next 6 years. Excess reserves are defined, in general, as the excess of the balance of the tax bad debt reserve (using the percentage of taxable income method) as of the close of the last tax year beginning before January 1, 1996 over the balance of the reserve as of the close of the last tax year beginning before January 1, 1988. The recapture of the reserves is deferred if the Bank meets the "residential loan requirement" exception during either or both of the first two years beginning after December 31, 1995. The residential loan requirement is met, in general, if the principal amount of residential loans made by the Bank during the year is not less than the Bank's "base amount." The base amount is defined as the average of the principal amounts of residential loans made during the six most recent tax years beginning before January 1, 1996.

         As a result of this law change, Guaranty must recapture into taxable income approximately $387,000 ratably over the next 6 years ($64,500 per year), beginning with the year ending June 30, 1997. The related income tax expense will be approximately $132,000 ($22,000 per year over the next 6 years). If the residential loan requirement exception is met, as discussed above, the income will be includable over the 3rd through 8th years following the year ended June 30, 1996.

                                   MANAGEMENT

         The following information sets forth the names, ages, principal occupations and business experience for all nominees and incumbent directors. The date shown for first election as a director in the information below represents the year in which the nominee or incumbent director was first elected to the Board of Directors of Guaranty or previously to the Board of Directors of the Bank. Unless otherwise indicated, the business experience and principal occupations shown for each nominee or incumbent director has extended five or more years.


                  Name                   Age                   Position                       Director Since
                  ----                   ---                   --------                       --------------

         Douglas E. Caton                 54          Chairman of the Board                       1981

         Harry N. Lewis                   69          Vice Chairman of the Board                  1976

         Thomas P. Baker                  50          President, Chief Executive                  1990
                                                      Officer and Director

         Charles R. Borchardt             64          Director                                    1981

         Henry J. Browne                  64          Director                                    1976

         Robert P. Englander              77          Director                                    1976

         John R. Metz                     59          Director                                    1989

         James R. Sipe, Jr.               41          Director                                    1996

         Oscar W. Smith, Jr.              66          Director                                    1976

         Kathleen M. Focht                36          Chief Financial Officer

         Rita J. Lynch                    42          Vice President - Retail Operations

         Donna W. Richards                33          Vice President - Mortgage Lending

         Rex L. Smith                     38          Vice President - Commercial Lending


         Douglas E. Caton has been Chairman of Guaranty's Board of Directors since 1989. Mr. Caton has been a commercial real estate developer and President of Management Services Corp., a real estate management company since 1972. Mr. Caton is a member of the Virginia State Bar and is a Major General in the United States Army Reserve.

         Harry N. Lewis has served as the Vice Chairman of Guaranty's Board of Directors since 1976. Mr. Lewis has been President of Lewis Insurance Agency, Inc., an insurance sales company in Charlottesville, Virginia, since July 1952. He has served as the Vice Chairman of Guaranty's Board of Directors since 1990. Mr. Lewis is an alumnus of the Colgate Darden Graduate School of Business Administration and is a member of the Board of Directors of the United Way. He is also a member of the Board of Directors of Keller & George and is the past president of the Central Virginia Chapter of the C.P.C.U.

         Thomas P. Baker has served as the President and Chief Executive Officer of Guaranty since January 1, 1990.

         Charles R. Borchardt is an oral surgeon practicing in Charlottesville, Virginia, and was President of Drs. Borchardt & Williams, Inc. from 1963 to 1993.

         Henry J. Browne is an architect in private practice with studios in Keswick, Virginia and Boca Grande, Florida. He was President of Browne, Eichmon, Dalgliesh, Gilpin & Paxton, an architecture firm in Charlottesville, Virginia, from March 1958 to April 1996. Mr. Browne is a past director of Farmington Country Club, past president of the Virginia Chapter of the American Institute of Architects and past president of Downtown Charlottesville, Inc.

         Robert P. Englander is President of the Englander Agency, a life insurance company in Charlottesville, Virginia. Mr. Englander has been an insurance agent since 1949.

         John R. Metz has been a pharmacist at Martha Jefferson Hospital in Charlottesville, Virginia, since October 1967. Mr. Metz is a member of the Board of Directors of the Virginia Pharmaceutical Association Research and Education Foundation.

         James R. Sipe, Jr. is an associate broker with Prudential Funkhouser & Associates, a real estate sales company in Harrisonburg, Virginia.

         Oscar W. Smith, Jr. is President of K-B Management Co.,
Charlottesville, Virginia. Mr. Smith is a director of Smith/Eastman, Inc. and is the past president of the Albemarle County Rotary Club. He is a master mason and the past president of the University of Virginia Touchdown Club.

         Kathleen M. Focht, was appointed Chief Financial Officer of Guaranty in April 1995. Ms. Focht has been Secretary and Treasurer of Guaranty since October 1989. Ms. Focht served as Assistant Vice President and Controller of Guaranty from 1988 until 1991, when she was promoted to Vice President and retained her position as Controller.

         Rita J. Lynch, was appointed Guaranty's Vice President of Retail Operations in May 1995. From October 1989 until May 1995, Ms. Lynch served as Guaranty's Manager of Retail Services.

         Donna W. Richards, was appointed Guaranty's Vice President of Mortgage Lending in April 1995. Ms. Richards has been employed by Guaranty since April 1993 and has served in the past as Manager of Loan Originations and Loan Officer. From December 1991 to April 1993, she was a Senior Loan Processor for Virginia Federal.

         Rex L. Smith, was appointed Guaranty's Senior Vice President - Commercial Lending, in September 1996. From March 1993 until August 1996, he was Vice President/Senior Business Manager of Crestar Financial Corporation. From September 1991 to March 1993, he was Division Manager/Acquisition Analyst of Virginia Capital Group.
                                      -55-

Security Ownership of Management

         The following table sets forth information as of December 11, 1996 regarding the number of shares of Common Stock beneficially owned by all directors and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the nominee living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.


                                             Common Stock       Percentage of
      Name                                Beneficially Owned        Class
      ----                                ------------------        -----
Directors
Thomas P. Baker (1)                            15,640                1.69%
Charles R. Borchardt                           23,564                2.56
Henry J. Browne                                31,662                3.44
Douglas E. Caton                              252,840               27.51
Robert P. Englander                             9,760                1.06
Harry N. Lewis                                  4,888                 .53
John R. Metz                                   13,192                1.44
James R. Sipe, Jr.                                100                 .01
Oscar W. Smith, Jr.                            19,234                2.09

All present executive
  officers and directors
  as a group (12 Persons)                     371,860               40.07%

--------------------

(1) Includes beneficial ownership of 4,000 shares issuable upon the exercise of stock options exercisable within 60 days of December 11, 1996.


Security Ownership of Certain Beneficial Owners

         Douglas E. Caton, 4 Deer Park, Earlysville, Virginia owns 252,840 shares or 27.51% of Common Stock of Guaranty. To the knowledge of Guaranty, no other person owns 5% or more of Common Stock of Guaranty.

Executive Compensation

Summary of Cash and Certain Other Compensation

         The following table shows, for the fiscal years ended June 30, 1994, 1995 and 1996, the cash compensation paid by Guaranty, as well as certain other compensation paid or accrued for those years, to the named Executive Officer in all capacities in which he served:

                           Summary Compensation Table

                             Annual Compensation(1)
     Name and Principal Position            Year             Salary             Bonus      All Other Compensation (2)
     ---------------------------            ----             ------             -----     ---------------------------

Thomas P. Baker                             1996               $113,700          -0-              $1,137
President and                               1995                113,700          -0-               1,137
Chief Executive Officer                     1994                113,700          -0-               1,421
--------------------


(1)      All benefits that might be  considered  of a personal  nature did not exceed the lesser of $50,000 or 10% of total annual salary and bonus for the officer named in the table.
(2)      Amounts reflect Guaranty's matching contribution under its Section 401(k)
         retirement plan.


Stock Option Grants

         Guaranty's named Executive Officer was not granted stock options or stock appreciation rights during the fiscal year ended June 30, 1996.

Option Exercises and Holdings

         Set forth in the table below is information concerning each exercise of stock options during the fiscal year ended June 30, 1996 by the named Executive Officer and the year end value of unexercised options.

              Aggregated Options/SAR Exercises in Last Fiscal Year
                          and FY-End Options/SAR Value


                                                             Number of Securities
                                                            Underlying Unexercised           Value of Unexercised
                                                                 Options/SARs             In-The-Money Options/SARs
                                                               at FY-End(#) (1)               at FY-End ($) (2)
                                                               ----------------           -------------------------
                      Shares Acquired        Value
       Name           On Exercise (#)    Realized ($)    Exercisable    Unexercisable   Exercisable    Unexercisable
       ----           ---------------    ------------    -----------    -------------   -----------    -------------

  Thomas P. Baker          3,600            11,700         14,000            -0-           41,500           -0-

--------------------

(1)      Each of these options relates to Common Stock.
(2)      These values are based on $7.50, the closing price of Common Stock on June 30, 1996.


Directors' Fees

         Directors, excluding directors who are officers of Guaranty, received fees of $450 for each meeting of the Board of Directors attended and $300 for each Compensation, Planning and Audit Committee meeting attended during fiscal 1996. Mr. Caton, who is an ex officio of all Committees and devotes additional time to Guaranty's affairs as Chairman of the Board of Directors, received a fee of $25,200 in the fiscal year ended June 30, 1996 in lieu of any fees for attending Board of Directors and Committee meetings.

Employment Agreements

         Guaranty and Thomas P. Baker are parties to an employment agreement that provides for Mr. Baker to serve as President and Chief Executive Officer of Guaranty. The agreement is for a three year period ending June 30, 1997 and provides for a base salary of $105,000, which the Board of Directors may increase. If Mr. Baker's employment is terminated for reasons other than cause or if substantially all of Guaranty's assets and liabilities are transferred to another financial institution and Mr. Baker either does not become an employee of the transferee or his employment by the transferee terminates for any reason within six months of the transfer, he will be entitled to receive severance pay equal to one-half of his annual base salary in effect at the time.

         If termination of employment due to a change in control had occurred in fiscal 1996, Mr. Baker would be entitled to severance payments amounting to approximately $56,850.

Transactions with Management

         Some of the directors and officers of Guaranty are at present, as in the past, customers of Guaranty and, Guaranty has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features. The largest aggregate outstanding balance of loans to directors, executive officers and their associates, as a group in the fiscal year ended June 30, 1996 was approximately $491,276. Such balances totaled $266,621 at June 30, 1996, or 4.2% of Guaranty's equity capital at that date.

         There are no legal proceedings to which any director, officer, principal shareholder or associates is a party that would be material and adverse to the Bank.


                          DESCRIPTION OF CAPITAL STOCK

         Guaranty's authorized capital stock consists of 4,000,000 shares of Common Stock, par value $1.25 per share ("Common Stock") and 500,000 shares of preferred stock. Guaranty had 919,168 issued and outstanding shares of Common Stock held by 614 stockholders of record, at December 11, 1996. All outstanding shares of Common Stock are fully paid and nonassessable. Guaranty's Board of Directors has not authorized the issuance of any class or series of preferred stock.

Common Stock

         Holders of shares of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor, provided, however, that the payment of dividends to holders of shares of Common Stock is subject to the preferential dividend rights of any preferred stock that the Board of Directors authorizes for issuance in the future.

         In the event of any liquidation, dissolution or winding up of Guaranty, the holders of Common Stock (and the holders of any class or series of stock entitled to participate with the Common Stock in the distribution of assets) shall be entitled to receive, in cash or in kind, the assets of Guaranty available for distribution remaining after (i) payment or provision for payment of Guaranty's debts and liabilities and (ii) distributions or provision for distributions to holders of any class or series of stock having preference over the Common Stock in the liquidation, dissolution or winding up of Guaranty.

         Holders of Common Stock are entitled to one vote per share on all matters submitted to stockholders. There are no cumulative voting rights in the election of directors. Guaranty's stockholders do not have preemptive rights to purchase additional shares of any class of Guaranty's capital stock. Holders of Common Stock have no conversion or redemption rights. The shares of Common Stock presently outstanding are, and the Common Stock to be issued in connection with the Offerings will be when issued, fully paid and nonassessable. Registrar and Transfer Company is the transfer agent and registrar for the Common Stock.

Preferred Stock

         Guaranty's Articles of Incorporation authorize the Board of Directors to determine the preferences, limitations and relative rights of any class or series of preferred stock before the issuance of any shares of that class or series. To date, Guaranty's Board of Directors has not authorized the issuance of any class or series of preferred stock.

Limitations on Liability of Officers and Directors

         Limitations on Liability. The Articles of Incorporation of Guaranty provide that to the full extent that Virginia law permits the limitation or elimination of the liability of directors and officers, they will not be liable to Guaranty or its shareholders for any money damages in excess of one dollar. At this time Virginia law does not permit any limitation of liability if a director engages in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

         To the fullest extent permitted by Virginia law, Guaranty's Articles of Incorporation require it to indemnify any director or officer of Guaranty who is made a party to any proceeding because he was or is a director or officer of Guaranty against any liability, including reasonable expenses and legal fees, incurred in the proceeding. Under Guaranty's Articles of Incorporation, "proceeding" is broadly defined to include pending, threatened or completed actions of all types, including actions by or in the right of Guaranty.
Similarly, "liability" is defined to include, not only judgments, but also settlements, penalties, fines and certain excise taxes. Guaranty's Articles of Incorporation also provide that Guaranty may, but is not obligated to, indemnify its other employees or agents. Guaranty must indemnify any person who is or was serving at the written request of Guaranty as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the full extent provided by Virginia law. The indemnification provisions also require Guaranty to pay reasonable expenses incurred by a director or officer of Guaranty in a proceeding in advance of the final disposition of any such proceeding, provided that the indemnified person undertakes to repay Guaranty if it is ultimately determined that such person was not entitled to indemnification. At this time, Virginia law does not permit indemnification against willful misconduct or a knowing violation of the criminal law.

         The rights of indemnification provided in Guaranty's Articles of Incorporation are not exclusive of any other rights which may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise. In addition, the Articles of Incorporation authorize Guaranty to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Guaranty, whether or not Guaranty would have the power to provide indemnification to such person.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Guaranty pursuant to the foregoing provisions, Guaranty has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  UNDERWRITING

         The Underwriter, McKinnon & Company, Inc., 555 Main Street, Norfolk, Virginia, has agreed, subject to the terms and conditions contained in an underwriting agreement with Guaranty, to sell as selling agent for Guaranty on a best efforts basis, 500,000 Shares. Guaranty reserves the right to increase the total number of shares offered by not more than 75,000 shares. The Underwriter is not obligated to purchase the Shares if they are not sold to the public.

         The Underwriter has informed Guaranty that it proposes to offer the Shares as selling agent for Guaranty, subject to prior sale, when, as and if issued by Guaranty, in part to the public at the Public Offering price, and in part through certain selected dealers to customers of such selected dealers at the Public Offering price, for which such selected dealers will receive a commission of __% of the Public Offering price of such Shares. The Underwriter reserves the right to reject any order for the purchase of Shares through it in whole or in part.

         The Public Offering is not contingent upon the occurrence of any event or the sale of a minimum or maximum number of Shares. Funds received by the Underwriter from investors in the Public Offering will be deposited with and held by the Escrow Agent in a noninterest-bearing escrow account until the closing of the Public Offering. Closing is expected to occur on or about January ____, 1997.

         Among the factors considered in determining the Offering Price were the market price of Guaranty Common Stock, the history and the prospects for Guaranty, its past and present earnings and trend of such earnings, the prospects for future earnings, the current performance and prospects of the banking and thrift industry in which it competes, the general condition of the securities market at the time of the Public Offering, and the prices of equity securities of comparable savings and loans and savings and loan holding companies.

         The directors of Guaranty have agreed that they will not sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock for a period of 120 days after the date of the commencement of the Offerings without the prior written consent of the Underwriter Officers of Guaranty who are not directors have not entered into any agreements restricting sales of their Common Stock in Guaranty. The Underwriter may from time to time be a customer of, engage in functions with, and perform services for Guaranty in the ordinary course of business.

         Guaranty has agreed to indemnify the Underwriter against certain liabilities, including liability under the Securities Act of 1933, as amended. Guaranty has agreed to pay the Underwriter's legal fees, which will not exceed $10,000, and to reimburse the Underwriter up to $1,000 for costs of informational and due diligence meetings.


                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for Guaranty by Williams, Mullen, Christian & Dobbins of Richmond, Virginia. Certain legal matters are being passed upon for the Underwriter by Williams, Mullen, Christian & Dobbins.

                                     EXPERTS

         The financial statements and schedules included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                         GUARANTY FINANCIAL CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS







Report of Independent Certified Public Accountants                                                              F-2

Consolidated Financial Statements

  Balance Sheets as of June 30, 1996 and 1995, and
    September 30, 1996 (Unaudited)                                                                              F-3

  Statements of Operations for the Years Ended June 30, 1996,  1995 and 1994 and
    for the Three Months Ended
    September 30, 1996 and 1995 (Unaudited)                                                                     F-4

  Statements of Stockholders' Equity for the Years Ended June 30, 1996, 1995 and
    1994 and for the Three Months
    Ended September 30, 1996 (Unaudited)                                                                        F-6

  Statements of Cash Flows for the Years Ended June 30, 1996,  1995 and 1994 and
    for the Three Months Ended
    September 30, 1996 and 1995 (Unaudited)                                                                     F-7

Summary of Accounting Policies                                                                                 F-10

Notes to Consolidated Financial Statements                                                                     F-20


Report of Independent Certified Public Accountants


To the Board of Directors and Stockholders
Guaranty Financial Corporation
Charlottesville, Virginia

We have audited the consolidated balance sheets of Guaranty Financial Corporation and subsidiary as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guaranty Financial Corporation and subsidiary as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

As explained in the Summary of Accounting Policies, Guaranty Financial Corporation adopted Statement of Financial Accounting Standards No. 122 and Statement of Financial Accounting Standards No. 109 in the years ended June 30, 1996 and 1994, respectively.




                                                BDO Seidman, LLP
Richmond, Virginia
August 22, 1996

--------------------------------------------------------------------------------











                                                                    September 30,                         June 30,
                                                                 -------------------      -----------------------------------
                                                                        1996                  1996                 1995
-----------------------------------------------------------------------------------------------------------------------------


                                                                     (Unaudited)
   Assets

Cash and cash equivalents                                           $  6,480,144          $  5,431,483         $ 5,752,735
Investment securities (Notes 1 and 6)
  Held-to-maturity                                                     3,529,033             3,730,589           4,732,638
  Available for sale                                                  11,415,646             9,563,605                 -
Investment in Federal Home Loan Bank stock at
  cost (Note 8)   1,360,200                                            1,360,200             1,360,200
Loans receivable, net (Notes 2, 8 and 10)                             86,131,346            84,081,110          75,220,673
Accrued interest receivable                                              725,351               711,842             584,242
Real estate owned                                                        130,106                32,898             122,043
Deferred income taxes (Note 9)                                            86,284                30,000                 -
Office properties and equipment, net (Note 3)                          3,962,753             3,525,199             436,909
Other assets (Note 2)                                                  1,408,327             1,693,840           1,251,543
-----------------------------------------------------------------------------------------------------------------------------






                                                                    $115,229,190          $110,160,766         $89,460,983
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                                   Consolidated Balance Sheets


                                                                    September 30,                         June 30,
                                                                                        -------------------------------------
                                                                        1996                  1996                 1995
-----------------------------------------------------------------------------------------------------------------------------


                                                                     (Unaudited)
   Liabilities and Stockholders' Equity

Liabilities
  Deposits (Note 4)                                                 $ 78,655,812          $ 74,687,446         $52,460,639
  Bonds payable (Notes 1 and 6)                                        3,005,608             3,143,844           3,980,562
  Advances from Federal Home Loan Bank
    (Note 8)                                                          22,500,000            17,500,000          25,050,000
  Securities sold under agreement to
    repurchase (Note 1 and 7)                                          2,920,000             6,104,000                 -
  Accrued interest payable                                                65,202                99,297              86,279
  Deferred income taxes (Note 9)                                             -                     -               120,000
  Prepayments by borrowers for taxes and insurance                       319,224               145,730             306,346
  Other liabilities                                                    1,426,635             2,131,300           1,441,418
-----------------------------------------------------------------------------------------------------------------------------


Total liabilities                                                    108,892,481           103,811,617          83,445,244
-----------------------------------------------------------------------------------------------------------------------------


Commitments and Contingencies (Notes 11, 14 and 15)
-----------------------------------------------------------------------------------------------------------------------------


Stockholders' Equity (Notes 12 and 13)
  Preferred stock, par value $1 per share,
    500,000 shares authorized, none issued                                   -                     -                   -
  Common stock, par value $1.25 per share,
    4,000,000 shares authorized, 919,168,
    919,168 and 915,568 shares issued and
    outstanding   1,148,960                                            1,148,960             1,144,460
  Additional paid-in capital                                           1,981,745             1,981,745           1,970,945
  Unrealized loss on available for sale
    securities (Note 1)                                                 (258,651)             (279,182)                -
  Retained earnings - substantially restricted                         3,464,655             3,497,626           2,900,334
-----------------------------------------------------------------------------------------------------------------------------


Total stockholders' equity                                             6,336,709             6,349,149           6,015,739
-----------------------------------------------------------------------------------------------------------------------------


                                                                    $115,229,190          $110,160,766         $89,460,983
-----------------------------------------------------------------------------------------------------------------------------



        See accompanying summary of accounting policies and notes to consolidated financial statements.

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                         Consolidated Statements of Operations



                                                    Three Months Ended
                                                        September 30,                         Year Ended June 30,
                                                    -------------------              ----------------------------------
                                                  1996             1995              1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------------


                                               (Unaudited)      (Unaudited)

Interest income
  Loans                                        $1,739,706        $1,552,845        $6,441,903     $5,897,002    $5,254,214
  Mortgage-backed securities                      283,458           118,305           652,639        495,620       824,082
  Investment securities                           136,327           127,237           498,686        383,555       554,881
  Trading account assets                              -              17,032            23,390         12,176        50,695
-----------------------------------------------------------------------------------------------------------------------------


Total interest income                           2,159,491         1,815,419         7,616,618      6,788,353     6,683,872
-----------------------------------------------------------------------------------------------------------------------------


Interest expense
  Deposits                                        968,313           685,642         3,132,660      2,439,585     1,939,300
  Borrowings (Notes 7 and 8)                      474,362           559,780         2,059,402      2,223,267     3,133,871
-----------------------------------------------------------------------------------------------------------------------------


Total interest expense                          1,442,675         1,245,422         5,192,062      4,662,852     5,073,171
-----------------------------------------------------------------------------------------------------------------------------


Net interest income                               716,816           569,997         2,424,556      2,125,501     1,610,701

Provision (credit) for loan losses
  (Note 2)                                         45,856            (3,944)           56,665         (9,443)       74,047
-----------------------------------------------------------------------------------------------------------------------------


Net interest income after
  provision for loan losses                       670,960           573,941         2,367,891      2,134,944     1,536,654
-----------------------------------------------------------------------------------------------------------------------------


Other income
  Loan fees and servicing income                  148,837           138,141           610,020        651,852       400,133
  Net gain (loss) on sale of loans
    and securities                                 68,021            76,787           242,866            206      (490,706)
  Service charges on checking                      25,534            20,652            90,156         77,542        78,429
  Other                                            32,007            24,347           164,090        142,034       138,244
-----------------------------------------------------------------------------------------------------------------------------


Total other income                                274,399           259,927         1,107,132        871,634       126,100
-----------------------------------------------------------------------------------------------------------------------------





                                                            continued...

--------------------------------------------------------------------------


                                            Guaranty Financial Corporation
                                                            and Subsidiary

                                     Consolidated Statements of Operations
                                                               (continued)


                                                     Three Months Ended
                                                        September 30,                         Year Ended June 30,
                                                    -------------------                --------------------------
                                                  1996             1995              1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------------


                                               (Unaudited)      (Unaudited)


Other expenses
  Personnel (Notes 13 and 14)                    $294,374          $264,007        $1,013,674     $1,194,410    $  941,866
  Occupancy (Note 11)                              57,804            77,982           302,139        310,114       321,456
  Data processing (Note 11)                        76,390            67,834           257,038        210,110       199,922
  Deposit insurance premiums                       53,408            50,612           190,263        195,818       172,894
  BIF/SAIF premium disparity
    assessments (Note 11)                         346,851               -                 -              -             -
  Other                                           167,203           135,198           724,321        619,373       545,515
-----------------------------------------------------------------------------------------------------------------------------


Total other expenses                              996,030           595,633         2,487,435      2,529,825     2,181,653
-----------------------------------------------------------------------------------------------------------------------------


Income (loss) before income
  taxes and cumulative effect of
  change in accounting principle                  (50,671)          238,235           987,588        476,753      (518,899)

Provision for income taxes (Note 9)               (17,700)           83,388           344,338        100,508      (234,986)
-----------------------------------------------------------------------------------------------------------------------------


Income (loss) before cumulative
  effect of change in accounting
  principle                                       (32,971)          154,847           643,250        376,245      (283,913)

Cumulative effect of change in
  accounting for income taxes                         -                 -                 -               -       (196,000)
-----------------------------------------------------------------------------------------------------------------------------


Net income (loss)                                $(32,971)         $154,847        $  643,250     $  376,245    $ (479,913)
-----------------------------------------------------------------------------------------------------------------------------



Earnings per common share
  Income (loss) before cumulative
    effect of change in accounting
    principle                                $       (.04)       $      .17      $        .70   $        .70  $       (.53)
  Cumulative effect of change in
    accounting for income taxes                       -                 -                 -              -            (.37)
-----------------------------------------------------------------------------------------------------------------------------


                                             $       (.04)       $      .17      $        .70   $        .70  $       (.90)
-----------------------------------------------------------------------------------------------------------------------------



     See accompanying summary of accounting policies and notes to consolidated financial statements.

--------------------------------------------------------------------------------


                                                  Guaranty Financial Corporation
                                                                  and Subsidiary

                                 Consolidated Statements of Stockholders' Equity



                                                                              Unrealized
                                                             Additional         Loss on                            Total
                                                Common         Paid-in       Available for       Retained      Stockholders'
                                                 Stock         Capital      Sale Securities      Earnings         Equity
-----------------------------------------------------------------------------------------------------------------------------


Balance, June 30, 1993                        $  671,460     $  335,730       $        -        $3,004,002       $4,011,192

Net loss                                             -              -                  -          (479,913)        (479,913)
-----------------------------------------------------------------------------------------------------------------------------


Balance, June 30, 1994                           671,460        335,730                -         2,524,089        3,531,279

Stock options exercised
  (Note 13)                                       23,000         57,200                -               -             80,200

Issuance of common stock
  (Note 12)                                      450,000      1,578,015                -               -          2,028,015

Net income                                           -              -                  -           376,245          376,245
-----------------------------------------------------------------------------------------------------------------------------


Balance, June 30, 1995                         1,144,460      1,970,945                -         2,900,334        6,015,739

Stock options exercised
  (Note 13)                                        4,500         10,800                -               -             15,300

Cash dividend                                        -              -                  -           (45,958)         (45,958)

Unrealized loss on available for
  sale securities (Note 1)                           -              -             (279,182)            -           (279,182)

Net income                                           -              -                  -           643,250          643,250
-----------------------------------------------------------------------------------------------------------------------------


Balance, June 30, 1996                         1,148,960      1,981,745           (279,182)      3,497,626        6,349,149

Unrealized loss on available
  for sale securities (Note 1)
  (Unaudited)                                        -              -               20,531             -             20,531

Net loss, three months ended
  September 30, 1996 (Unaudited)                     -              -                  -           (32,971)         (32,971)
-----------------------------------------------------------------------------------------------------------------------------


Balance, September 30, 1996
  (Unaudited)                                 $1,148,960     $1,981,745          $(258,651)     $3,464,655       $6,336,709
-----------------------------------------------------------------------------------------------------------------------------



     See accompanying summary of accounting policies and notes to consolidated financial statements.

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                         Consolidated Statements of Cash Flows



                                                    Three Months Ended
                                                       September 30,                         Year Ended June 30,
                                                    -------------------                --------------------------------------
                                                  1996             1995              1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------------


                                               (Unaudited)      (Unaudited)

Operating activities
  Net income (loss)                           $   (32,971)      $   154,847      $    643,250    $   376,245    $ (479,913)
  Adjustments to reconcile net
    income (loss) to net cash
    provided (absorbed) by
    operating activities
      Provision (credit) for loan losses           45,856            (3,944)           56,665         (9,443)       74,047
      Depreciation and amortization                32,114            22,721            95,511         93,775       109,250
      Amortization of deferred loan fees           30,065            27,243          (136,086)      (123,528)     (148,992)
      Net amortization of premiums
        and accretion of discounts                 30,506            47,793           199,060         54,822       662,379
      Loss (gain) on sale of loans                (76,626)              -            (204,901)        60,367      (152,931)
      Originations of loans held
        for sale                               (4,363,129)              -          (7,203,819)   (11,765,459)  (23,211,491)
      Proceeds from sale of loans               4,370,719               -           7,160,241     11,825,826    23,364,422
      Loss (gain) on sale of
        mortgage-backed securities                (20,195)          (42,643)              -          (36,418)      214,800
      Originations of loans securitized               -                 -                 -       (5,596,082)   (4,992,057)
      Proceeds from sale of
        mortgage-backed securities                    -                 -                 -        5,415,983     6,574,500
      (Gain) loss on sale of securities
        available for sale                            -                 -            (101,685)           -         155,100
      (Gain) loss on disposal of office
        properties and equipment                      -                (870)           (1,341)        (1,806)          -
      Federal Home Loan Bank stock
        dividends                                     -                 -                 -              -         (53,600)
      Loss on sale of held to
        maturity securities                           -                 -                 -              -         105,300
      (Gain) loss on sale of trading
        account securities                         27,626           (34,144)           63,720        (24,155)      168,437
      Purchases of trading account
        securities                            (24,064,723)      (24,912,731)     (107,346,227)   (43,113,114)  (73,546,348)
      Sales of trading account
        securities                             24,037,107        24,946,875       107,282,507     43,137,269    73,377,911


                                                            continued...

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                         Consolidated Statements of Cash Flows
                                                                   (continued)


                                                     Three Months Ended
                                                        September 30,                         Year Ended June 30,
                                                    -------------------                ------------------------------
                                                  1996             1995              1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------------


                                               (Unaudited)      (Unaudited)

Operating activities (cont'd)
      Changes in
        Accrued interest receivable            $  (13,509)       $  (61,692)      $  (127,600)   $   (27,424)  $    44,109
        Other assets                              182,623            66,746          (442,298)      (192,025)     (310,844)
        Accrued interest payable                  (34,095)              907            13,018        (21,951)      (82,399)
        Deferred income taxes                     (75,479)              -                 -          (87,000)     (307,277)
        Prepayments by borrowers
          for taxes and insurance                 172,726           120,797          (160,616)       181,671      (156,412)
        Other liabilities                        (738,794)          120,533           689,882       (592,864)     (531,024)
-----------------------------------------------------------------------------------------------------------------------------


Net cash provided (absorbed)
  by operating activities                        (490,179)          452,438           479,281       (445,311)      876,967
-----------------------------------------------------------------------------------------------------------------------------


Investing activities
  Proceeds from sales of held
    to maturity securities                            -                 -                 -              -       2,890,700
  Net (increase) decrease in
    loans                                      (2,110,274)       (3,870,776)       (8,486,970)     2,484,824    (7,331,860)
  Principal repayments on held
    to maturity securities                        316,518           309,604           998,457      1,260,076     6,128,157
  Purchase of securities
    available for sale                         (3,939,960)       (8,081,850)      (28,399,062)            -     (7,000,000)
  Proceeds from sales of
    securities available for sale               2,004,541         6,120,728        18,507,960             -      6,838,750
  Purchases of FHLB stock                             -                 -                 -               -        (77,300)
  Sale of FHLB stock                                  -                 -                 -           77,300           -
  Proceeds from sale of office
    properties and equipment                          -               4,500             4,522         15,389           -
  Purchases of office properties
    and equipment                                (347,608)          (15,007)       (3,186,982)      (152,668)     (115,878)
-----------------------------------------------------------------------------------------------------------------------------


Net cash provided (absorbed)
  by investing activities                      (4,076,783)       (5,532,801)      (20,562,075)     3,684,921     1,332,569
-----------------------------------------------------------------------------------------------------------------------------



                                                                 continued...

-----------------------------------------------------------------------------


                                               Guaranty Financial Corporation
                                                               and Subsidiary

                                        Consolidated Statements of Cash Flows
                                                                  (continued)


                                                     Three Months Ended
                                                        September 30,                         Year Ended June 30,
                                                    -------------------                -------------------------------
                                                  1996             1995              1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------------


                                               (Unaudited)      (Unaudited)


Financing activities
  Net increase (decrease)
    in deposits                                $3,968,366        $3,614,618       $22,226,807    $(1,006,244)  $ 3,446,397
  Repayment of Federal Home
    Loan Bank advances                                -          (3,000,000)      (31,510,000)   (15,200,000)  (15,800,000)
  Proceeds from Federal Home
    Loan Bank advances                          5,000,000         3,000,000        23,960,000     16,300,000    14,000,000
  Principal payments on bonds
    payable, including
    unapplied payments                           (168,743)         (298,467)         (988,607)      (968,556)   (5,475,702)
  Increase (decrease) in
    securities sold under
    agreements to repurchase                   (3,184,000)        1,875,000         6,104,000            -             -
  Proceeds from issuance of
    common stock                                      -                 -              15,300      2,108,215           -
  Dividends paid                                      -                 -             (45,958)           -             -
-----------------------------------------------------------------------------------------------------------------------------


Net cash provided (abosrbed)
  by financing activities                       5,615,623         5,191,151        19,761,542      1,233,415    (3,829,305)
-----------------------------------------------------------------------------------------------------------------------------


Increase (decrease) in cash
  and cash equivalents                          1,048,661           110,788          (321,252)     4,473,025    (1,619,769)

Cash and cash equivalents,
  beginning of year                             5,431,483         5,752,735         5,752,735      1,279,710     2,899,479
-----------------------------------------------------------------------------------------------------------------------------


Cash and cash equivalents,
  end of year                                  $6,480,144        $5,863,523       $ 5,431,483    $ 5,752,735   $ 1,279,710
-----------------------------------------------------------------------------------------------------------------------------



     See accompanying summary of accounting policies and notes to consolidated financial statements.

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                                Summary of Accounting Policies

                             (Information as of September 30, 1996 and for the
                  Three Months Ended September 30, 1996 and 1995 is Unaudited)





Nature of Business
and Regulatory
Environment

Guaranty Financial Corporation (the "Parent Company") is a unitary thrift holding company whose principal asset is its wholly-owned subsidiary, Guaranty Savings & Loan, F.A. (the "Savings Bank"). The Savings Bank provides a full range of banking services to individual and corporate customers. In these financial statements the consolidated group is referred to collectively as "the Corporation".

The Office of Thrift Supervision ("OTS"), is the primary regulator for federally chartered savings associations, as well as savings and loan holding companies.

The Federal Deposit Insurance Corporation ("FDIC") is the federal deposit insurance administrator for both banks and savings associations. The FDIC has specified authority to prescribe and enforce such regulations and issue such orders as it deems necessary to prevent actions or practices by savings associations that pose a serious threat to the Savings Association Insurance Fund.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was effective January 1, 1993. FDICIA contained provisions which allow regulators to impose prompt corrective action on undercapitalized institutions in accordance with a categorized capital-based system.

Principles of
Consolidation

The consolidated financial statements include the accounts of Guaranty Financial Corporation and Guaranty Savings & Loan, F.A., its wholly-owned subsidiary, and GMSC, Inc. and Guaranty Investment Corp., wholly-owned subsidiary of the Savings Bank. All material intercompany accounts and transactions have been eliminated in the consolidation. Prior year accounts are reclassified when necessary to conform to current year classifications.

Reorganization

On December 29, 1995, the Savings Bank and the Corporation consummated the reorganization of the Savings Bank into a unitary-thrift holding company structure whereby the Savings Bank became the wholly-owned subsidiary of the Corporation. Each outstanding share of the common stock of the Savings Bank became one share of the common stock of the Corporation. This transaction was accounted for as a pooling of interests.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

-----------------------------------------------------------------------------


                                               Guaranty Financial Corporation
                                                               and Subsidiary

                                               Summary of Accounting Policies
                            (Information as of September 30, 1996 and for the
                 Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                  (continued)




Investment Securities

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". The Corporation adopted the provisions of SFAS 115 during the year ended June 30, 1995. The adoption of this Statement had no effect on the operations of the Corporation. SFAS 115 addresses the accounting and reporting of investments in equity securities that have readily determinable fair values and for all investments in debt securities. Investments in securities are to be classified as either held-to-maturity, trading, or available for sale.

Investments in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Investment in Federal Home Loan Bank stock is stated at cost.

Investments in debt and equity securities classified as available-for-sale are stated at market value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effect, until realized.

Investments in debt and equity securities classified as trading are stated at market value. Unrealized holding gains and losses for trading securities are included in the statement of operations.

Gains and losses on the sale of securities are determined using the specific identification method.

Options

Premiums received for writing put and call options are recorded as a liability and are taken into income if the option is closed prior to maturity or expires. Upon exercise of the option, the premium is treated as an adjustment to the basis of the underlying security.

Loans Held for
Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

-----------------------------------------------------------------------------


                                               Guaranty Financial Corporation
                                                               and Subsidiary

                                               Summary of Accounting Policies
                            (Information as of September 30, 1996 and for the
                 Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                  (continued)




Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loans receivable consists primarily of long-term real estate loans secured by first deeds of trust on single family residences, other residential property, commercial property and land located primarily in the state of Virginia. Interest income on mortgage loans is recorded when earned and is recognized based on the level yield method. The Corporation provides an allowance for accrued interest deemed to be uncollectible, which is netted against accrued interest receivable in the consolidated balance sheets.

The Corporation defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments. Any unamortized net fees on loans fully repaid or sold are recognized as income in the year of repayment or sale.

Sale of Loans
and Participation
in Loans

The Corporation is able to generate funds by selling loans and participations in loans to the Federal Home Loan Mortgage Corporation ("FHLMC") and to other insured investors. Under participation servicing agreements, the Corporation continues to service the loans and the participant is paid its share of principal and interest collections.

Effective July 1, 1995, the Corporation adopted Statement of Financial Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing Rights an Amendment of FASB Statement No. 65". SFAS 122 requires entities to allocate the cost of acquiring or originating mortgage loans between the mortgage servicing rights and the loans, based on their relative fair values, if the bank sells or securitizes the loans and retains the mortgage servicing rights. In addition, SFAS 122 requires entities to assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights.

----------------------------------------------------------------------------


                                              Guaranty Financial Corporation
                                                              and Subsidiary

                                              Summary of Accounting Policies
                           (Information as of September 30, 1996 and for the
                Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                 (continued)




Sale of Loans
and Participation
in Loans
(continued)

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Allowance for
Possible Loan
Losses

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb future loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, past loan loss experience, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating future loan losses. Additions to the allowance are charged to operations. Loans are charged-off partially or wholly at the time management determines collectibility is not probable. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Corporation's regulators.

Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier if collection is uncertain based upon an evaluation of the value of the underlying collateral and the financial strength of the borrower. Loans may be reinstated to accrual status when all payments are brought current and, in the opinion of management, collection of the remaining balance can be reasonably expected. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest.

Effective July 1, 1995, the Corporation adopted Statement of Financial Accounting Standards No. 114 (SFAS 114), "Accounting by Creditors for Impairment of a Loan (as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures"). The effect of adopting these new accounting standards were immaterial to the operating results of the Corporation for the year ended June 30, 1996.

-------------------------------------------------------------------------------


                                                 Guaranty Financial Corporation
                                                                 and Subsidiary

                                                 Summary of Accounting Policies
                              (Information as of September 30, 1996 and for the
                   Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                    (continued)




Allowance for
Possible Loan
Losses
(continued)

Under the new accounting standard, a loan is considered to be impaired when it is probable that the Corporation will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. A performing loan may be considered impaired. The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's original effective interest rate. Prior to 1995, the allowance for loan losses for all loans which would have qualified as impaired under the new accounting standards was primarily based upon the estimated fair market value of the related collateral.

For impaired loans that are on nonaccrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a nonaccrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

Real Estate
Owned

Real estate acquired through foreclosure is initially recorded at the lower of fair value, less selling costs, or the balance of the loan on the property at date of foreclosure. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value.

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                                Summary of Accounting Policies
                             (Information as of September 30, 1996 and for the
                  Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                   (continued)




Securities Sold
Under Agreements to
Repurchase

The Corporation enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Fixed-coupon reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated statements of condition. The dollar amount of securities underlying the agreements remain in the asset accounts.

Office Properties
and Equipment

Office properties and equipment are stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed using the straight-line method over the estimated useful lives of the individual assets or the terms of the related leases, if shorter, for leasehold improvements. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to expense as incurred.

Income Taxes

During the year ended June 30, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which required a change from the deferred method to the asset and liabilities method of accounting for income taxes.

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Corporation has reported the cumulative effect of change in the method of accounting for income taxes as of the beginning of the 1994 fiscal year in the consolidated statement of operations.

For tax years beginning prior to January 1, 1996, savings banks that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed, within limitations, to deduct from taxable income an allowance for bad debts using the "percentage of taxable income" method. The cumulative bad debt reserve, upon which no taxes have been paid, was approximately $1,086,000 at June 30, 1996.

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                                Summary of Accounting Policies
                             (Information as of September 30, 1996 and for the
                  Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                   (continued)




Income Taxes
(continued)

Section 1616 of the Small Business Job Protection Act of 1996 (the "Act") repealed the percentage of taxable income method of computing bad debt reserve, and requires the recapture into taxable income of "excess reserves", on a ratable basis over the next six years. Excess reserves are defined, in general, as the excess of the balance of the tax bad debt reserve (using the percentage of taxable income method) as of the close of the last tax year beginning before January 1, 1996 over the balance of the reserve as of the close of the last tax year beginning before January 1, 1988. The recapture of the reserves is deferred if the Corporation meets the "residential loan requirement" exception, during either or both of the first two years beginning after December 31, 1995. The residential loan requirement is met, in general, if the principal amount of residential loans made by the Corporation during the year is not less than the Corporation's "base amount". The base amount is defined as the average of the principal amounts of residential loans made during the six most recent tax years beginning before January 1, 1996.

As a result of the Act, the Corporation must recapture into taxable income approximately $387,000 ratably over the next six years, beginning with the year ending June 30, 1997. If the residential loan requirement exception is met, as discussed above, the income will be includable over the 3rd through 8th years following the year ended June 30, 1996.

Earnings Per Share

Earnings per share is computed based on the weighted average number of shares of common stock outstanding during each period including the assumed exercise of dilutive stock options, and is retroactively adjusted for stock dividends and stock splits. The weighted average number of shares of common stock outstanding were 917,668, 541,768 and 537,168 for the years ended June 30, 1996, 1995 and
1994, respectively, and 919,168 and 915,568 for the three months ended September 30, 1996 and 1995, respectively.

---------------------------------------------------------------------------


                                             Guaranty Financial Corporation
                                                             and Subsidiary

                                             Summary of Accounting Policies
                          (Information as of September 30, 1996 and for the
               Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                (continued)




Statement of Cash
Flows

Cash and cash equivalents include Federal funds sold with original maturities of three months or less. Interest paid was approximately $5,179,000, $4,685,000 and $5,156,000 for the years ended June 30, 1996, 1995 and 1994, respectively. Interest paid was approximately $1,002,000 and $684,000 for the three month period ended September 30, 1996 and 1995, respectively. Cash paid for income taxes was approximately $180,000, $42,000 and $159,000 for the years ended June 30, 1996, 1995 and 1994, respectively. Cash paid for income taxes was approximately $183,000 and $15,000 for the three month period ended September 30, 1996 and 1995, respectively. Real estate acquired in settlement of loans during the years ended June 30, 1996 and 1995 was approximately $33,000 and $122,000, respectively. Real estate acquired in the settlement of loans during the three month period ended September 30, 1996 and 1995 was approximately $97,000 and $45,000, respectively.

Reclassifications

Certain  reclassifications  have  been  made  in  the  prior  year  consolidated
financial   statements   and  notes  to  conform  to  the   September  30,  1996
presentation.

New Accounting
Pronouncements

In March 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires that long-lived assets and certain intangibles to be held and used by an entity be reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, SFAS 121 requires long-lived assets and certain intangibles to be disposed of to be reported at the lower of carrying amount or fair value less costs to sell. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Management does not expect the application of this pronouncement to have a material effect on the financial statements of the Corporation.

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                                Summary of Accounting Policies
                             (Information as of September 30, 1996 and for the
                  Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                   (continued)




New Accounting
Pronouncements
(continued)

In October 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to continue to account for their stock option plans in accordance with APB Opinion 25 but encourages the adoption of a new accounting method based on the estimated fair value of employee stock options. Companies electing not to follow the new fair value based method are required to provide expanded footnote disclosures, including pro forma net income and earnings per share, determined as if the company had applied the new method. SFAS No. 123 is required to be adopted by the Corporation prospectively beginning July 1, 1996. Management does not expect the application of this pronouncement to have a material effect on the financial statements of the Corporation.

In June 1996, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This
Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. After a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. In addition, a transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Management does not expect the application of this pronouncement to have a material effect on the financial statements of the Corporation.

Regulatory
Supervisory
Agreement

During May 1995, the Savings Bank entered into a Supervisory Agreement with the OTS that required Savings Bank to take specific actions and placed limitations on its growth. Among the actions the Savings Bank agreed to undertake were: revise its business plan to indicate how it will increase its capital levels and review and revise its policies related to interest rate risk, investment activities and liquidity maintenance. In addition, the Savings Bank was required by the agreement to obtain OTS approval prior to making any distribution to the holders of its common stock.

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                                Summary of Accounting Policies
                             (Information as of September 30, 1996 and for the
                  Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                   (continued)




Regulatory
Supervisory
Agreement
(continued)

On June 28, 1995, the Savings Bank completed an initial public offering of its common stock resulting in the Corporation being considered "well capitalized" under the prompt corrective action framework of FDICIA (Note 11).

On August 11, 1995, the Savings Bank was granted a waiver of the growth limitations of the Supervisory Agreement allowing growth in accordance with the Corporation's approved business plan.

On May 14, 1996, the May 1995 Supervisory Agreement with the OTS was terminated.

Interim Financial
Statements

The financial statements for the three months ended September 30, 1996 and 1995 are unaudited but, in the opinion of management, include all adjustments, consisting of only normal recurring accruals, necessary for fair presentation of financial position and results of operations. Results for the interim periods are not necessarily indicative of the results for a full year.

-----------------------------------------------------------------------------


                                               Guaranty Financial Corporation
                                                               and Subsidiary

                                   Notes to Consolidated Financial Statements
                            (Information as of September 30, 1996 and for the
                 Three Months Ended September 30, 1996 and 1995 is Unaudited)





1.   Investment
     Securities

A summary of the carrying value and estimated market value of mortgage-backed securities is as follows:


September 30, 1996
--------------------------------------------------------------------------------------------


                                                    Gross           Gross         Estimated
                                   Amortized      Unrealized      Unrealized        Market
                                      Cost          Gains          Losses           Value
                       ---------------------------------------------------------------------



Held to Maturity

  Mortgage-backed
    securities                     $ 3,529,033      $100,402    $      -       $ 3,629,435
                       ---------------------------------------------------------------------


                                     3,529,033       100,402           -         3,629,435
                       ---------------------------------------------------------------------


Available for Sale

  Mortgage-backed
    securities                      11,813,571           -         397,925      11,415,646
                       ---------------------------------------------------------------------


                                    11,813,571           -         397,925      11,415,646
                       ---------------------------------------------------------------------


                                   $15,342,604      $100,402      $397,925     $15,045,081
                       ---------------------------------------------------------------------





--------------------------------------------------------------------------


                                            Guaranty Financial Corporation
                                                            and Subsidiary

                                Notes to Consolidated Financial Statements
                         (Information as of September 30, 1996 and for the
              Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                               (continued)




1.    Investment
      Securities
      (continued)


June 30, 1996
-------------------------------------------------------------------------------------------------------


                                             Gross         Gross         Estimated
                            Amortized     Unrealized      Unrealized        Market
                              Cost           Gains          Losses           Value
-------------------------------------------------------------------------------------------------------



Held to Maturity

  Mortgage-backed
    securities               $ 3,730,589      $148,301    $      -       $ 3,878,890
-------------------------------------------------------------------------------------------------------


                               3,730,589       148,301           -         3,878,890
-------------------------------------------------------------------------------------------------------


Available for Sale

  Mortgage-backed
    securities                 9,992,516           -         428,911       9,563,605
-------------------------------------------------------------------------------------------------------


                               9,992,516           -         428,911       9,563,605
-------------------------------------------------------------------------------------------------------


                             $13,723,105      $148,301      $428,911     $13,442,495
-------------------------------------------------------------------------------------------------------



June 30, 1995
-------------------------------------------------------------------------------------------------------


                                             Gross           Gross         Estimated
                              Carrying     Unrealized      Unrealized        Market
                               Value          Gains          Losses           Value
-------------------------------------------------------------------------------------------------------



Held to Maturity

  Mortgage-backed
    securities                $4,732,638      $154,750       $   -        $4,887,388
-------------------------------------------------------------------------------------------------------


                              $4,732,638      $154,750       $   -        $4,887,388
-------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------


                                              Guaranty Financial Corporation
                                                              and Subsidiary

                                  Notes to Consolidated Financial Statements
                           (Information as of September 30, 1996 and for the
                Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                 (continued)




1.    Investment
      Securities
      (continued)

Proceeds from sales of securities available for sale during the years ended June 30, 1996 and 1994 were approximately $18,508,000 and $6,839,000, respectively, and $2,005,000 and $6,121,000 for the three months ended September 30, 1996 and 1995, respectively. The Corporation had no sales of available for sale securities during the year ending June 30, 1995. Gross gains of approximately $101,700 and gross losses of approximately $155,100 were realized on those sales during the years ended June 30, 1996 and 1994, respectively, and $20,195 and $42,643 for the three months ended September 30, 1996 and 1995, respectively.

Proceeds from sales of trading securities during the years ended June 30, 1996, 1995 and 1994 were approximately $107,283,000, $43,137,000 and $73,378,000, respectively, and $24,037,000 and $24,947,000 for the three months ended September 30, 1996 and 1995, respectively. Gross gains of approximately
$209,000,  $142,600 and $389,100  and gross  losses of  approximately  $272,700,
$118,400 and $557,500 were realized on those sales during the years ended June 30, 1996, 1995, and 1994, and gross gains of approximately $60,000 and $55,000 and gross losses of approximately $88,000 and $20,000 were realized on those sales for the three months ended September 30, 1996 and 1995, respectively.

At June 30, 1996 and September 30, 1996, mortgage-backed securities of approximately $3,731,000 and $3,529,000, respectively, were pledged for bonds payable (Note 6). At June 30, 1996 and September 30, 1996, mortgage-backed securities classified as available for sale with a market value of approximately $6,633,000 and $3,620,000, respectively, were pledged as collateral under repurchase agreements (Note 7).

----------------------------------------------------------------------------


                                              Guaranty Financial Corporation
                                                              and Subsidiary

                                  Notes to Consolidated Financial Statements
                           (Information as of September 30, 1996 and for the
                Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                 (continued)



2.    Loans Receivable

Loans receivable are summarized as follows:


                                     September 30,               June 30,
                                                             ---------------
                                         1996             1996              1995
------------------------------------------------------------------------------------


Residential real estate               $68,872,944       $66,137,277      $62,174,694
Commercial real estate                  7,436,805         7,670,148        4,507,978
Construction and land                   8,850,400         8,813,170        8,886,956
Consumer                                5,811,739         5,386,104        4,579,977
-------------------------------------------------------------------------------------


                                       90,971,888        88,006,699       80,149,605
-------------------------------------------------------------------------------------


Less
  Undisbursed loan funds                3,678,689         2,823,774        3,858,164
  Deferred loan fees                      327,851           313,669          323,282
  Allowance for loan losses               834,002           788,146          747,486
-------------------------------------------------------------------------------------


                                        4,840,542         3,925,589        4,928,932
-------------------------------------------------------------------------------------


                                      $86,131,346       $84,081,110      $75,220,673
-------------------------------------------------------------------------------------



The allowance for loan losses is summarized as follows:



Balance at June 30, 1993                                       $745,797
Provision charged to expense                                     74,047
Net charge-offs or reductions                                   (66,258)
-------------------------------------------------------------------------


Balance at June 30, 1994                                        753,586
Credit to operations                                             (9,443)
Net recoveries                                                    3,343
-------------------------------------------------------------------------


Balance at June 30, 1995                                        747,486
Provision charged to expense                                     56,665
Net charge-offs or reductions                                   (16,005)
-------------------------------------------------------------------------


Balance at June 30, 1996                                        788,146
Provision charged to expense                                     45,856
Net charge-offs or reductions                                       -
-------------------------------------------------------------------------


Balance at September 30, 1996                                  $834,002
-------------------------------------------------------------------------

----------------------------------------------------------------------------


                                              Guaranty Financial Corporation
                                                              and Subsidiary

                                  Notes to Consolidated Financial Statements
                           (Information as of September 30, 1996 and for the
                Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                 (continued)




2.    Loans Receivable
      (continued)

The Corporation serviced loans for others aggregating approximately $168,437,000 and $169,621,000 at June 30, 1996 and 1995, respectively, and $166,865,000 at
September 30, 1996. Mortgage servicing rights, included in other assets, was approximately $787,000 and $721,000 at June 30, 1996 and 1995, respectively, and $851,500 at September 30, 1996. Mortgage servicing rights of approximately $160,000 were capitalized during the year ended June 30, 1996. No mortgage servicing rights were capitalized during the year ended June 30, 1995.

Gross gains and gross losses on the sale of loans totalling approximately $205,000 and $0, $51,000 and $112,000, $203,000 and $50,000, were realized for the years ended June 30, 1996, 1995 and 1994, respectively, and $91,500 and $15,000 for the three months ended September 30, 1996. There were no loans classified as held for sale at June 30, 1996 and 1995 and September 30, 1996.

The following information relates to the Corporation's impaired loans which includes troubled debt restructurings that meet the definition of impaired loans:


                                                           September 30,          June 30,
                                                                1996                1996
------------------------------------------------------------------------------------------


Impaired loans with a specific allowance                      $491,000            $493,000
Impaired loans with no specific allowance                          -                   -
------------------------------------------------------------------------------------------


Total impaired loans                                          $491,000            $493,000
------------------------------------------------------------------------------------------


Total allowance related to impaired loans                     $120,000            $123,000
Average balance of impaired loans for the period               492,000             496,000
Interest income on impaired loans for the period
  recorded on a cash basis                                         -                   -


---------------------------------------------------------------------------


                                             Guaranty Financial Corporation
                                                             and Subsidiary

                                 Notes to Consolidated Financial Statements
                          (Information as of September 30, 1996 and for the
               Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                (continued)



3.    Office Properties
      and Equipment
Office properties and equipment are summarized as follows:


                                                September 30,               June 30,
                                                                        ---------------
                                                    1996              1996             1995
                                             --------------------------------------------------------------------


Land                                             $1,876,175        $1,873,386     $        -
Building and leasehold improvements               1,781,342         1,388,741          305,574
Furniture and fixtures                              327,662           288,575          365,773
Equipment                                           697,281           661,020          637,998
                                             --------------------------------------------------------------------


                                                  4,682,460         4,211,722        1,309,345
Less accumulated depreciation
  and amortization                                  719,707           686,523          872,436
                                             --------------------------------------------------------------------


Net office properties and equipment              $3,962,753        $3,525,199       $  436,909
                                             --------------------------------------------------------------------



Commitments for the construction of a new operations center and branch were approximately $924,000 at June 30, 1996.

4.    Deposits
Deposits are summarized as follows:


September 30, 1996
---------------------------------------------------------------------------------------------


                                                                  Amount             Percent
---------------------------------------------------------------------------------------------


Passbook, statement savings and interest
  checking accounts
    Non-interest bearing                                        $ 1,350,654          1.7%
    2.00 to 3.00%                                                 5,664,335          7.2
    3.01 to 4.00%                                                 8,362,820         10.6
 --------------------------------------------------------------------------------------------


                                                                 15,377,809         19.5
---------------------------------------------------------------------------------------------


Certificates:
     0 to 4.00%                                                     270,870          0.3
  4.01 to 5.00%                                                     767,969          1.0
  5.01 to 6.00%                                                  55,965,865         71.2
  6.01 to 7.00%                                                   6,273,299          8.0
---------------------------------------------------------------------------------------------


                                                                 63,278,003         80.5
---------------------------------------------------------------------------------------------


                                                                $78,655,812         100%
---------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------


                                               Guaranty Financial Corporation
                                                               and Subsidiary

                                   Notes to Consolidated Financial Statements
                            (Information as of September 30, 1996 and for the
                 Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                  (continued)




4.    Deposits
      (continued)


June 30,                                                   1996                          1995
--------------------------------------------------------------------------------------------------------


                                                Amount          Percent          Amount        Percent
--------------------------------------------------------------------------------------------------------



Passbook, statement savings
  and interest checking
  accounts
    Non-interest bearing                       $ 1,349,508        1.8%       $   805,902         1.5%
    2.00 to 3.00%                                5,094,991        6.8          5,011,503         9.6
    3.01 to 4.00%                                7,862,504       10.5          8,819,035        16.8
--------------------------------------------------------------------------------------------------------


                                                14,307,003       19.1         14,636,440        27.9
--------------------------------------------------------------------------------------------------------


Certificates:
     0 to 4.00%                                    135,997         .2             53,341          .1
  4.01 to 5.00%                                    192,804         .3          7,076,118        13.5
  5.01 to 6.00%                                 55,491,113       74.3         18,868,053        36.0
  6.01 to 7.00%                                  4,560,529        6.1         11,826,687        22.5
--------------------------------------------------------------------------------------------------------


                                                60,380,443       80.9         37,824,199        72.1
--------------------------------------------------------------------------------------------------------


                                               $74,687,446      100.0%       $52,460,639       100.0%
--------------------------------------------------------------------------------------------------------



The  aggregate   amount  of  jumbo   certificates  of  deposit  with  a  minimum
denomination of $100,000 was approximately $4,606,000 and $1,432,000 at June 30, 1996 and 1995, respectively, and $4,951,000 at September 30, 1996.

Scheduled maturities of certificates are as follows:


                                          September 30,                June 30,
                                                                   ---------------
                                               1996            1996              1995
                           ----------------------------------------------------------------


Within one year                            $53,480,007       $51,209,732      $27,682,073
One to two years                             5,893,025         5,191,895        8,189,909
Two to three years                           1,276,774         1,129,936          957,106
Three to four years                          1,116,669         1,212,076          419,047
Five years and thereafter                    1,511,528         1,636,804          576,064
                           ----------------------------------------------------------------


                                           $63,278,003       $60,380,44       $37,824,199
                           ----------------------------------------------------------------



----------------------------------------------------------------------------


                                              Guaranty Financial Corporation
                                                              and Subsidiary

                                  Notes to Consolidated Financial Statements
                           (Information as of September 30, 1996 and for the
                Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                 (continued)




5.    Fair Value of
      Financial
      Instruments

The estimated fair values of the Corporation's financial instruments are as follows:


                                        Period Ended                        Year Ended
                                     September 30, 1996                    June 30, 1996
                                   ----------------------             -----------------------
                                      Carrying        Fair           Carrying           Fair
                                      Amount          Value           Amount             Value
--------------------------------------------------------------------------------------------------------------------

Financial assets
  Cash and short-term
    investments                     $ 6,480,144     $ 6,480,144      $ 5,431,483       $5,431,000
  Securities                         14,944,679      15,045,081       13,294,194       13,442,000
  Loans, net of allowance
    for loan losses                  86,131,346      85,413,164       84,081,110       82,710,000

Financial liabilities
  Deposits                           78,655,812      78,619,798       74,687,446       74,590,000
  Advances from Federal
    Home Loan Bank                   22,500,000      22,500,000       17,500,000       17,500,000
  Securities sold under
    agreement to
    repurchase                        2,920,000       2,920,000        6,104,000        6,104,000
  Bonds payable                       3,005,608             N/A        3,143,844              N/A



                                                                        Notional          Fair
                                                                         Amount           Value
--------------------------------------------------------------------------------------------------------------------


Unrecognized financial
  instruments
    Commitments to
      extend credit                  $5,820,822      $5,821,000       $3,884,850       $3,885,000
    Forward commitments
      to purchase
      mortgage-backed
      securities                      4,050,000       3,922,551        5,795,000        5,822,000



------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                    Notes to Consolidated Financial Statements
                             (Information as of September 30, 1996 and for the
                  Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                   (continued)




5.    Fair Value of
      Financial
      Instruments
      (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and short-term investments

For those short-term investments, the carrying amount is a reasonable estimate of fair value.

Securities

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan receivables

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans such as the borrower's creditworthiness and compensating balances and dissimilar types of real estate held as collateral.

Deposit liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank

For advances that mature within one year of the balance sheet date, carrying value is considered a reasonable estimate of fair value.

The fair values of all other advances are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rate for similar types of advances.

-------------------------------------------------------------------------------


                                                 Guaranty Financial Corporation
                                                                 and Subsidiary

                                     Notes to Consolidated Financial Statements
                              (Information as of September 30, 1996 and for the
                   Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                    (continued)




5.    Fair Value of
      Financial
      Instruments
      (continued)

Securities sold under agreement to repurchase

Fixed-coupon reverse repurchase agreements are treated as short-term financings. The carrying value is considered a reasonable estimate of fair value.

Bonds payable

Due to the nature and terms (Note 6) of the bonds payable held by GMSC, Inc. at June 30, 1996, it was not deemed practicable to estimate the fair value.

Commitments to extend credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the borrowers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Because of the competitive nature of the marketplace loan fees vary greatly with no fees charged in many cases.

Forward Commitments to purchase mortgage-backed securities

Fair values are based on quoted market prices or dealer quotes.

-----------------------------------------------------------------------------


                                               Guaranty Financial Corporation
                                                               and Subsidiary

                                   Notes to Consolidated Financial Statements
                            (Information as of September 30, 1996 and for the
                 Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                  (continued)




6.    Bonds Payable

In October 1987, GMSC, Inc. issued serial bonds ("the Bonds") collateralized by mortgage-backed securities which are treated as a real estate mortgage investment conduit ("REMIC") under the Internal Revenue Code of 1986 for federal tax purposes. The Bonds are secured by an indenture between GMSC, Inc. and the Bank of New York, acting as trustee for the bondholders. The Bonds are summarized as follows:


                                                 September 30,                June 30,
                                                                            ---------------
                                                     1996               1996             1995
--------------------------------------------------------------------------------------------------


Serial Bonds
  Class A-2, maturing January 20,
    2012, at 8.0%                                   $1,359,853        $1,556,846       $2,778,641
  Class A-3, maturing January 20,
    2019, at 8.0%                                    2,399,867         2,352,811        2,173,634
  Unapplied payments                                  (219,142)         (200,337)        (254,348)
--------------------------------------------------------------------------------------------------


                                                     3,540,578         3,709,320        4,697,927
  Less unamortized discount                           (534,970)         (565,476)        (717,365)
--------------------------------------------------------------------------------------------------


                                                    $3,005,608        $3,143,844       $3,980,562
 -------------------------------------------------------------------------------------------------



The  Bonds  are  repaid  in  conjunction   with  the  net  cash  flow  from  the
mortgage-backed securities together with the reinvestment income thereon. As a result, the actual life of the Bonds is less than their stated maturities. Interest is paid as incurred on the Class A-2 Bonds and is accrued and added to the principal amount due on the Class A-3 Bonds. The indenture also provides for the establishment of two trust accounts to insure the timely payment of interest, debt maturities, trustee and accounting fees and other expenses. The account established for payment of trustee and accounting fees is included in cash on the statement of condition. The account established for payment of interest and debt maturities is netted with cash and bonds payable on the statement of condition.

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                    Notes to Consolidated Financial Statements
                             (Information as of September 30, 1996 and for the
                  Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                   (continued)




7.    Securities Sold
      Under Agreements
      to Repurchase

The following is a summary of certain information regarding the Savings Bank's repurchase agreements:

                                         Three Months Ended             Year Ended
                                            September 30,                June 30,
                                                 1996             1996            1995
                                   --------------------------------------------------------

Balance at end of period                     $2,920,000        $6,104,000     $        -
Weighted average interest rate
  at end of period                                5.57%             5.65%              -
Average amount outstanding
  during the period                          $6,660,333        $3,111,583       $  782,500
Maximum amount outstanding
  at any month end during the
  period                                     $9,957,000        $9,930,000       $4,230,000


8.    Advances From
      Federal Home
      Loan Bank

Advances from the Federal Home Loan Bank are summarized as follows:

Due in Year Ending                                    Due in Year Ending
September 30,                                               June 30,
------------------------------------        ------------------------------------

1997                     $15,500,000        1996                $          -
1998                       7,000,000        1997                     12,500,000
------------------------------------        1998                      5,000,000
                         $22,500,000        ------------------------------------

------------------------------------                                $17,500,000
                                            ------------------------------------


The weighted average interest rate of these advances was 5.93% and 6.67% at June 30, 1996 and 1995, respectively, and 5.96% at September 30, 1996. The advances are collateralized by investment in Federal Home Loan Bank stock and certain mortgage loans with an unpaid balance of approximately $35,097,000 and $31,756,000 at June 30, 1996 and September 30, 1996, respectively.

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                    Notes to Consolidated Financial Statements
                             (Information as of September 30, 1996 and for the
                  Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                   (continued)




8.    Advances From
      Federal Home
      Loan Bank
      (continued)
Information related to borrowing activity from the Federal Home Loan Bank is as follows:

                      Three Months Ended
                         September 30,                    Year Ending June 30,
                             1996                 1996             1995             1994
---------------------------------------------------------------------------------------------------------------



Maximum amount
  outstanding
  during the
  period                  $22,500,000          $28,050,000      $28,250,000      $28,750,000
---------------------------------------------------------------------------------------------------------------


Average amount
  outstanding
  during the period       $19,166,166          $22,829,000      $26,208,000      $26,017,000
---------------------------------------------------------------------------------------------------------------


Average interest
  rate during the
  period                        5.96%                6.21%            6.67%            6.63%
---------------------------------------------------------------------------------------------------------------



9.    Income Taxes

The provision for income taxes as presented in the consolidated statements of operations for the years ended June 30, 1996, 1995 and 1994, and the three months ended September 30, 1996 and 1995 is as follows:

Three Months Ended September 30,                 1996             1995
-----------------------------------------------------------------------


Currently payable (benefit                   $(17,700)         $83,388
Deferred income tax expense (benefit)             -                -
-----------------------------------------------------------------------


                                             $(17,700)         $83,388
-----------------------------------------------------------------------

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                    Notes to Consolidated Financial Statements
                             (Information as of September 30, 1996 and for the
                  Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                   (continued)




9.    Income Taxes
      (continued)


Year Ended June 30,                                 1996            1995           1994
-------------------------------------------------------------------------------------------


Currently payable                                 $344,338        $187,885      $  16,200
Deferred income tax expense (benefit)                  -           (87,377)      (251,186)
-------------------------------------------------------------------------------------------


                                                  $344,338        $100,508       $(234,986)
-------------------------------------------------------------------------------------------



A reconciliation of the provision for income taxes computed at the federal statutory income tax rate to the effective rate follows:


Three Months Ended September 30,                                 1996           1995
--------------------------------------------------------------------------------------


Tax expense (benefit) at statutory rate                      $(17,228)       $81,000
Adjustments
  Effect of state taxes                                        (2,027)         9,529
  Other                                                         1,555         (7,141)
--------------------------------------------------------------------------------------


                                                             $(17,700)        $83,388
--------------------------------------------------------------------------------------



Year Ended June 30,                                            1996            1995           1994
-----------------------------------------------------------------------------------------------------


Tax expense (benefit) at statutory rate                      $335,780        $162,096      $(176,426)
Adjustments
  Effect of state taxes                                        39,504          18,880        (20,860)
  Other                                                       (30,946)        (80,468)       (37,700)
-----------------------------------------------------------------------------------------------------


                                                             $344,338        $100,508      $(234,986)
-----------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------


                                                 Guaranty Financial Corporation
                                                                 and Subsidiary

                                     Notes to Consolidated Financial Statements
                              (Information as of September 30, 1996 and for the
                   Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                    (continued)



9.    Income Taxes
      (continued)

The components of deferred income taxes are as follows:


                                      September 30,                  June 30,
                                                                 ---------------
                                            1996              1996             1995
---------------------------------------------------------------------------------------


Deferred tax asset
  Bad debt reserves                        $152,000          $152,000         $169,000
  Deferred loan fees                         70,000            70,000          123,000
  Excess servicing                           48,000            48,000           68,000
  Available for sale securities              98,139           150,000              -
  Other                                     173,145            65,000           18,000
---------------------------------------------------------------------------------------


Total deferred tax asset                    541,284           485,000          378,000
---------------------------------------------------------------------------------------


Deferred tax liability
  GMSC REMIC                                230,000           230,000          277,000
  FHLB stock                                187,000           187,000          187,000
  Other                                      38,000            38,000           34,000
---------------------------------------------------------------------------------------


Total deferred tax liability                455,000           455,000          498,000
---------------------------------------------------------------------------------------


Net deferred tax liability (asset)         $(86,284)         $(30,000)        $120,000
---------------------------------------------------------------------------------------



10.   Related Party
      Transactions

In the course of business, the Corporation makes loans to directors, officers and other related parties. These loans are made on substantially the same terms as those prevailing at the time for comparable transactions with the other borrowers.

The following is a summary of loan transactions with directors, officers and other related parties:


                                                                            September 30,                  June 30,
                                                                                                        ---------------
                                                                                 1996                1996            1995
----------------------------------------------------------------------------------------------------------------------------


Balance, at the beginning of period                                             $266,621          $291,124         $615,267
Loans to former officers and other
  related parties                                                                    -                 -           (233,270)
Additional loans                                                                  10,682           197,741              -
Loan reductions                                                                   (1,153)         (222,244)         (90,873)
-----------------------------------------------------------------------------------------------------------------------------


Balance, at end of year                                                         $276,150          $266,621         $291,124
-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------


                                               Guaranty Financial Corporation
                                                               and Subsidiary

                                   Notes to Consolidated Financial Statements
                            (Information as of September 30, 1996 and for the
                 Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                  (continued)




11.   Commitments
      and
      Contingencies

Continuing uncertainty exists as to the sufficiency of the Federal Deposit Insurance Corporation's ("FDIC") Savings Association Insurance Fund ("SAIF").
Legislators and thrift regulators are considering alternative methods of strengthening this fund. Virtually all of the existing proposals will require additional funding from the thrifts whose deposits are insured by the FDIC. Possible future increases in FDIC insurance costs for the Savings Bank cannot be estimated.

Pursuant to the Economic Growth and Paperwork Reduction Act of 1996 (the "Act"), the FDIC imposed a special assessment on SAIF members to capitalize the SAIF at the designated reserve level of 1.25% as of September 30, 1996. Based on the Company's deposits as of March 31, 1995, the date for measuring the amount of the special assessment pursuant to the Act, the Company will pay a special assessment of approximately $347,000 to capitalize the SAIF. The FDIC is expected to lower the premium for deposit insurance to a level necessary to maintain the SAIF at its required reserve level; however, the range of premiums has not been determined.

The Corporation leases office space under operating leases expiring at various dates through December 1998 and has a contract for the performance of data processing services whose initial term expires in May 1999 and requires minimum payments of $8,100 per month. Future minimum rental and data processing payments required that have initial or remaining noncancelable terms in excess of one year as of June 30, 1996, are as follows:

                                                              Amount
                                                  ------------------------------

                                                                       Data
Year Ending June 30,                              Leases            Processing
--------------------------------------------------------------------------------


1997                                              $40,698            $ 97,200
1998                                               25,655              97,200
1999                                               22,956              89,100
2000                                                5,763                 -
--------------------------------------------------------------------------------


                                                  $95,072            $283,500
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                  Guaranty Financial Corporation
                                                                  and Subsidiary

                                      Notes to Consolidated Financial Statements
                               (Information as of September 30, 1996 and for the
                    Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                     (continued)




11.   Commitments
      and
      Contingencies
      (continued)

Total rental expense amounted to approximately $168,000, $187,000 and $180,000 for the years ended June 30, 1996, 1995 and 1994, respectively, and $11,682 and $46,524 for the periods ended September 30, 1996 and 1995, respectively. Total data processing expense amounted to approximately $257,000, $210,000 and $199,900 for the years ended June 30, 1996, 1995 and 1994, respectively, and $70,511 and $62,259 for the periods ended September 30, 1996 and 1995, respectively.

The Corporation is defendant in various lawsuits incidental to its business. Management is of the opinion that its financial position will not be materially affected by the ultimate resolution of any litigation pending or threatened.

12.   Stockholders'
      Equity

On June 28, 1995, the Corporation completed an initial public offering of its common stock through the sale of 180,000 shares of common stock at a price of $13.00 per share. Proceeds to the Corporation from the offering (net of offering expenses of approximately $312,000) were approximately $2,028,000.

On November 30, 1995, the Board of Directors declared a two-for-one stock split to be distributed on January 31, 1996, to all shareholders of record as of January 15, 1996.

Savings institutions must maintain specific capital standards that are no less stringent than the capital standards applicable to national banks. The OTS regulations currently have three capital standards including (i) a tangible capital requirement, (ii) a core capital requirement, and (iii) a risk-based capital requirement. The tangible capital standard requires savings institutions to maintain tangible capital of not less than 1.5% of adjusted total assets. The core capital standard requires a savings institution to maintain core capital of not less than 3.0% of adjusted total assets. The risk-based capital standard requires risk-based capital of not less than 8.0% of risk-weighted assets.

At September 30, 1996, the Savings Bank met all three regulatory capital requirements applicable to it under Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA") and was considered "well capitalized" under the prompt corrective action framework of FDICIA.

--------------------------------------------------------------------------------


                                                  Guaranty Financial Corporation
                                                                  and Subsidiary

                                      Notes to Consolidated Financial Statements
                               (Information as of September 30, 1996 and for the
                    Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                     (continued)




12.   Stockholders'
      Equity
      (continued)

The following table presents the Savings Bank's regulatory capital levels at September 30, 1996 and June 30, 1996, relative to the OTS requirements applicable at that date:


                              Amount        Percent        Actual       Actual        Excess
September 30, 1996           Required       Required      Amount        Percent      Amount
------------------------------------------------------------------------------------------------------------------


Tangible capital             $1,728,000      1.50%       $6,627,000       5.75%     $4,899,000
Core capital                  3,457,000      3.00         6,627,000       5.75       3,170,000
Risk-based capital            4,552,000      8.00         7,304,000      12.84       2,752,000



                              Amount        Percent       Actual        Actual        Excess
June 30, 1996                Required       Required      Amount        Percent      Amount
------------------------------------------------------------------------------------------------------------------


Tangible capital             $1,655,000      1.50%       $6,628,000       6.01%     $4,973,000
Core capital                  3,309,000      3.00         6,628,000       6.01       3,319,000
Risk-based capital            4,372,000      8.00         7,259,000      13.28       2,887,000


The Corporation may not declare or pay a cash dividend, or repurchase any of its capital stock if the effect thereof would cause the net worth of the Corporation to be reduced below the net worth requirement imposed by federal regulations.

13.   Stock Option
      Plan

The Corporation has a noncompensatory stock option plan (the "Plan") designed to provide long-term incentives to key employees.

The following table summarizes vested options outstanding:

Three Months Ended September 30,                                          1996
--------------------------------------------------------------------------------


                                             Option Price
--------------------------------------------------------------------------------


Outstanding at beginning of
  period                                     $4.25 - 4.75               $14,000
Options vested during period                       -                        -
Options exercised during period                    -                        -
--------------------------------------------------------------------------------


Outstanding at end of period                 $4.25 - 4.75               $14,000
--------------------------------------------------------------------------------

------------------------------------------------------------------------------


                                                Guaranty Financial Corporation
                                                                and Subsidiary

                                    Notes to Consolidated Financial Statements
                             (Information as of September 30, 1996 and for the
                  Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                   (continued)




13.   Stock Option
      Plan
      (continued)

Year Ending June 30,                                  1996       1995      1994
--------------------------------------------------------------------------------


                                   Option Price
--------------------------------------------------------------------------------


Outstanding at beginning of
  year                                $4.25         13,600     24,000     16,000
Options vested during year         4.25 - 4.75       4,000      8,000      8,000
Options exercised during year      4.25 - 4.75      (3,600)   (18,400)       -
--------------------------------------------------------------------------------


Outstanding at end of year        $4.25 - 4.75      14,000     13,600     24,000
--------------------------------------------------------------------------------




14.   Employee Benefit
      Plans

Effective February 16, 1989, the Corporation adopted a 401(k) profit-sharing plan in which all employees are eligible to participate after one year of service and are at least twenty-one years of age. Participants may elect to contribute a percentage of their compensation to the plan. The Corporation may make contributions to the plan at its discretion. Corporation contributions are allocated to employee accounts using a systematic formula based on participant compensation. The Corporation contributed approximately $4,600, $5,800 and $4,700 to the plan for the years ended June 30, 1996, 1995 and 1994, respectively, and $2,800 and $1,200 for the periods ended September 30, 1996 and 1995, respectively.

15.   Financial
      Instruments With
      Off-Balance-Sheet
      Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, options written and purchased, forward commitments to purchase mortgage-backed securities and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of condition. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For options purchased, the contract or notional amounts do not represent exposure to credit loss.

-------------------------------------------------------------------------------


                                                 Guaranty Financial Corporation
                                                                 and Subsidiary

                                     Notes to Consolidated Financial Statements
                              (Information as of September 30, 1996 and for the
                   Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                    (continued)




15.   Financial
      Instruments With
      Off-Balance-Sheet
      Risk
      (continued)

Unless noted otherwise, the Corporation does not require collateral or other security to support financial instruments with credit risk.

                                                                      Contract
                                                                   Notional Amount
                                                  September 30, 1996           June 30, 1996
--------------------------------------------------------------------------------------------


Financial instruments whose contract
  amounts represent credit risk
    Commitments to extend credit                      $11,022,000                 $9,300,000
    Standby letters of credit written                     218,000                    218,000

Financial instruments whose contract
  amount represent interest rate risk
    Forward commitment to purchase
      mortgage-backed securities                      $ 4,050,000                 $5,795,000


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis.

Standby letters of credit written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Substantially all of the Corporation's loan activity was with customers located in Charlottesville, Virginia and surrounding counties, with approximately 81% of the loans collateralized by one to four family residential properties.

---------------------------------------------------------------------------


                                             Guaranty Financial Corporation
                                                             and Subsidiary

                                 Notes to Consolidated Financial Statements
                          (Information as of September 30, 1996 and for the
               Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                (continued)




16.   Condensed
      Financial
      Information of the
      Corporation
      (Parent Company
      Only)

Condensed financial information is shown for the parent company only as follows:

                   Condensed Statements of Financial Condition


                                                         September 30,           June 30,
                                                            1996                   1996
--------------------------------------------------------------------------------------------


   Assets

Investment in the Savings Bank, at equity                 $6,637,797            $6,693,752
Cash                                                          10,000                10,000
Prepaid expenses and other assets                             52,429                68,979
--------------------------------------------------------------------------------------------


                                                          $6,700,226            $6,772,731
--------------------------------------------------------------------------------------------



   Liabilities and Stockholders' Equity

Liabilities                                               $  104,866            $  144,400
--------------------------------------------------------------------------------------------


Stockholders' Equity
  Common stock                                             1,148,960             1,148,960
  Additional paid-in capital                               1,981,745             1,981,745
  Retained earnings                                        3,464,655             3,497,626
--------------------------------------------------------------------------------------------


Total stockholders' equity                                 6,595,360             6,628,331
--------------------------------------------------------------------------------------------


                                                          $6,700,226            $6,772,731
--------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------


                                               Guaranty Financial Corporation
                                                               and Subsidiary

                                   Notes to Consolidated Financial Statements
                            (Information as of September 30, 1996 and for the
                 Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                  (continued)




16.   Condensed
      Financial
      Information of the
      Corporation
      (Parent Company
      Only)
      (continued)

Condensed financial information is shown for the parent company only as follows:

                       Condensed Statements of Operations

                                               Three Months Ended            Year Ended
                                                    September 30,             June 30,
                                                        1996                    1996
----------------------------------------------------------------------------------------------


Income
  Dividends received from Savings Bank              $      -                   $ 10,000
-----------------------------------------------------------------------------------------------------------


Total income                                               -                     10,000
-----------------------------------------------------------------------------------------------------------


Noninterest expenses                                   (15,664)                 (41,463)
-----------------------------------------------------------------------------------------------------------


Loss before income tax benefit and
  equity in undistributed net income
  of the Savings Bank                                  (15,664)                 (31,463)
Income tax benefit                                       4,300                   12,000
-----------------------------------------------------------------------------------------------------------


Loss before equity in undistributed
  net income of the Savings Bank                       (11,364)                 (19,463)
Equity in undistributed net income
  of the Savings Bank                                  (21,607)                 662,713
-----------------------------------------------------------------------------------------------------------


Net income                                            $(32,971)                $643,250
-----------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                                  Guaranty Financial Corporation
                                                                  and Subsidiary

                                      Notes to Consolidated Financial Statements
                               (Information as of September 30, 1996 and for the
                    Three Months Ended September 30, 1996 and 1995 is Unaudited)
                                                                     (continued)




16.   Condensed
      Financial
      Information of the
      Corporation
      (Parent Company
      Only)
      (continued)

                       Condensed Statements of Cash Flows

                                                Three Months Ended            Year Ended
                                                  September 30,                June 30,
                                                       1996                      1996
-----------------------------------------------------------------------------------------------------


Operating activities
  Net income                                         $(32,971)                 $643,250
  Adjustments
    Equity in income of the Savings Bank               21,607                  (672,713)
    (Increase) decrease in prepaid and
      other assets                                     16,550                   (68,979)
    Increase in other liabilities                     (39,145)                  144,400
    Other                                              33,959                       -
-----------------------------------------------------------------------------------------------------------


Net cash provided by operating
  activities                                              -                      45,958
-----------------------------------------------------------------------------------------------------------


Investing activities
  Dividends received from Savings Bank                    -                      10,000
-----------------------------------------------------------------------------------------------------------


Net cash provided by investing
  activities                                              -                      10,000
-----------------------------------------------------------------------------------------------------------


Financing activities
  Cash dividends paid on common stock                     -                     (45,958)
-----------------------------------------------------------------------------------------------------------


Net cash absorbed by financing
  activities                                              -                     (45,958)
-----------------------------------------------------------------------------------------------------------


Increase in cash                                          -                      10,000

Cash, beginning of year                                10,000                       -
-----------------------------------------------------------------------------------------------------------


Cash, end of year                                    $ 10,000                  $ 10,000
-----------------------------------------------------------------------------------------------------------



         No person has been  authorized in connection with
this  offering  to give  any  information  or to make  any
representation  not contained in this  Prospectus  and, if                               GUARANTY
given or made,  such  information or  representation  must                         FINANCIAL CORPORATION
not be relied upon as having been  authorized  by Guaranty
or the  Underwriter.  This  Prospectus does not constitute
an offer of any securities  other than the Common Stock to
which it  relates or an offer to sell,  or a  solicitation
of an offer to buy, in any  jurisdiction  to any person to
whom it is unlawful to make such offer or  solicitation in
such   jurisdiction.   Neither   the   delivery   of  this
Prospectus  nor any sale made hereunder  shall,  under any                      500,000 Shares
circumstances,  create any implication that there has been                       Common Stock
no  change  in the  affairs  of  Guaranty  since  the date
hereof or that the  information  contained or incorporated
by reference  herein is correct as of any time  subsequent
to its date.


               --------------------------


                    TABLE OF CONTENTS                                           ________________

                                              Page                                 PROSPECTUS
Available Information......................      3                              ________________
Prospectus Summary.........................      4
Summary Financial Data.....................      6
Risk Factors...............................      7
Use of Proceeds............................      9
Capitalization.............................     10                          McKinnon & Company, Inc.
Market Price and Dividend Data.............     10
Guaranty Financial Corporation.............     11
Selected Financial Data....................     13
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations ................     14
Business...................................     40
Management.................................     54
Description of Capital Stock...............     58
Underwriting...............................     60                                           , 1996
Legal Matters..............................     60
Experts....................................     60
Index to Financial Statements..............    F-1


                 ------------------------




                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS





Item 16. Exhibits and Financial Statement Schedules

         (a) The following exhibits are filed on behalf of the Registrant as part of this Registration Statement:


 Number      Description
 1           Form of Underwriting Agreement.
 3.1         Amended and Restated  Articles of Incorporation of Guaranty  Financial  Corporation,  attached as
             Exhibit B  to the  Proxy  Statement/Prospectus  filed  as part of the  Registrant's  Registration
             Statement on Form S-4, as amended, Registration No. 33-76064, incorporated herein by reference.
 3.2         Bylaws   of   Guaranty   Financial   Corporation,    attached   as   Exhibit C   to   the   Proxy
             Statement/Prospectus  filed as part of the  Registrant's  Registration  Statement on Form S-4, as
             amended, Registration No. 33-76064, incorporated herein by reference.
 *4          Form of Specimen Stock Certificate.
 *5          Opinion of Williams, Mullen, Christian & Dobbins.
 10.1        Guaranty  Savings  and  Loan,  F.A.  1991  Incentive  Plan,   attached  as  Exhibit 10.1  to  the
             Registrant's  Registration  Statement  on  Form  S-4,  as  amended,  Registration  No.  33-76064, incorporated herein by reference.
 10.2        Amended and Restated  Employment  Agreement between Guaranty Savings and Loan, F.A. and Thomas P.
             Baker dated July 1, 1991,  attached as Exhibit 10.2 to the  Registrant's  Registration  Statement
             on Form S-4, as amended, Registration No. 33-76064, incorporated herein by reference.
 *21         Subsidiary of the Corporation.
 *23.1       Consent of Williams, Mullen, Christian & Dobbins (included in Exhibit 5).
 *23.2       Consent of BDO Seidman, LLP.
 24          Powers of Attorney (included on Signature Page).

*        Filed herewith.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Charlottesville, Commonwealth of Virginia, on December 17, 1996.

                                    GUARANTY FINANCIAL CORPORATION



                                    By:  /s/ Thomas P. Baker
                                        ---------------------------------------
                                             Thomas P. Baker
                                             President, Chief Executive Officer
                                             and Director






         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


               Signature                                      Title                               Date
               ---------                                      -----                               ----


/s/ Thomas P. Baker                         President, Chief Executive Officer              December 17, 1996
------------------------------------                   and Director
            Thomas P. Baker                   (Principal Executive Officer)


/s/ Kathleen M. Focht                         Chief Financial Officer, Vice                 December 17, 1996
------------------------------------       President, and Secretary/Treasurer
           Kathleen M. Focht              (Principal Financial and Accounting
                                                        Officer)

                   *                             Chairman of the Board
------------------------------------
            Douglas E. Caton


                   *                            Vice Chairman of the Board
------------------------------------
             Harry N. Lewis


                   *                                     Director
------------------------------------
          Charles R. Borchardt


                   *                                     Director
------------------------------------
            Henry J. Browne


                   *                                     Director
------------------------------------
          Robert P. Englander








                   *                                     Director
------------------------------------
              John R. Metz


                   *                                     Director
------------------------------------
           James R. Sipe, Jr.


                   *                                     Director
------------------------------------
          Oscar W. Smith, Jr.




         * Thomas P. Baker, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and previously filed as part of this Registration Statement.



Date:  December  17, 1996                      /s/ Thomas P. Baker
                                              ---------------------------------
                                              Thomas P. Baker
                                              Attorney-in-Fact

                                  Exhibit Index




Number                     Description

1                 Form of Underwriting Agreement.
3.1               Amended and Restated  Articles of Incorporation of Guaranty  Financial  Corporation,  attached as
                  Exhibit B  to the  Proxy  Statement/Prospectus  filed  as part of the  Registrant's  Registration
                  Statement on Form S-4, as amended, Registration No. 33-76064, incorporated herein by reference.
3.2               Bylaws   of   Guaranty   Financial   Corporation,    attached   as   Exhibit C   to   the   Proxy
                  Statement/Prospectus  filed as part of the  Registrant's  Registration  Statement on Form S-4, as
                  amended, Registration No. 33-76064, incorporated herein by reference.
*4                Form of Specimen Stock Certificate.
*5                Opinion of Williams, Mullen, Christian & Dobbins.
10.1              Guaranty  Savings  and  Loan,  F.A.  1991  Incentive  Plan,   attached  as  Exhibit 10.1  to  the
                  Registrant's  Registration  Statement  on  Form  S-4,  as  amended,  Registration  No.  33-76064, incorporated herein by reference.
10.2              Amended and Restated  Employment  Agreement between Guaranty Savings and Loan, F.A. and Thomas P.
                  Baker dated July 1, 1991,  attached as Exhibit 10.2 to the  Registrant's  Registration  Statement
                  on Form S-4, as amended, Registration No. 33-76064, incorporated herein by reference.
*21               Subsidiary of the Corporation.
*23.1             Consent of Williams, Mullen, Christian & Dobbins (included in Exhibit 5).
*23.2             Consent of BDO Seidman, LLP.
24                Powers of Attorney (included on Signature Page).

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*        Filed herewith.